EXHIBIT 99.2

INFORMATION CIRCULAR

(All information set out in this Information Circular is as at March 28, 2019 unless otherwise noted)

This Information Circular is furnished in connection with the solicitation of proxies being made by the management of Pretium Resources Inc. (the “Company”, “Pretivm”, “we”, “us” or “our”) for use at our Annual General and Special Meeting of Shareholders (the “Meeting”).

The Meeting is being held at the Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia, Canada on Thursday, May 2, 2019 at 2:00 p.m. (Vancouver time) for the purposes set forth in the accompanying Notice of Meeting.

information about voting

Solicitation of Proxies

While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by our directors, officers and employees. All costs of this solicitation will be borne by the Company.

Completion and Voting of Proxies

Voting

Voting at the Meeting will be by a show of hands unless a poll is required or requested. Each shareholder and proxyholder is entitled to one vote for each common share in the capital of the Company (each, a “Share”) held or represented, respectively. To approve a motion proposed at the Meeting, a majority of greater than 50% of the votes cast will be required (an “ordinary resolution”) unless the motion requires a “special resolution”, in which case a majority of 66⅔% of the votes cast will be required. An ordinary resolution is required to pass the resolutions described herein, other than the Articles Amendment Resolution (as defined herein), which must be passed by a special resolution.

Appointment of Proxyholders

A shareholder has the right to appoint a person (who need not be a shareholder) to represent the shareholder at the Meeting other than the persons named in the accompanying Proxy as proxyholders. To exercise this right, the shareholder must insert the name of the shareholder’s nominee in the space provided or complete another appropriate form of proxy permitted by law, and in either case send or deliver the completed Proxy to our transfer agent, Computershare Investor Services Inc. (“Computershare”) by mail, hand delivery or fax.

The persons named in the accompanying Proxy as proxyholders are our directors or officers.

A shareholder completing the enclosed Proxy may indicate the manner in which the persons named in the Proxy are to vote with respect to any matter by marking an “X” in the appropriate space. On any poll required or requested, those persons will vote or withhold from voting the Shares in respect of which they are appointed in accordance with the directions, if any, given in the Proxy, provided such directions are certain.

If a shareholder wishes to confer a discretionary authority with respect to any matter, then the space should be left blank. In such instance, the proxyholder, if nominated by management, intends to vote the Shares represented by the Proxy in favour of the motion.

The enclosed Proxy, when properly signed, confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may be properly brought before the Meeting. At the time of printing this Information Circular, our management is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. If, however, other matters which are not now known to the management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the nominees.

Registered Shareholder Voting Information

You are a registered shareholder (a “Registered Shareholder”) if your name appears on your Share certificate.

Registered Shareholders who are eligible to vote can vote their Shares either in person at the Meeting or by Proxy.

For your Shares to be voted by Proxy, you must complete, date and sign the enclosed form of Proxy and return it by mail, hand delivery or fax to Computershare, in accordance with the instructions set out in the form of Proxy. Registered Shareholders are also entitled to vote their Shares through the internet at www.investorvote.com or by telephone at 1-866-732-8683 (toll free). For internet and telephone voting, you will require your 15 digit control number found on your Proxy.

In order to be valid and acted upon at the Meeting, the forms of Proxy as well as votes by internet and telephone must be received in each case not less than 48 hours (excluding weekends and holidays) before the time set for the holding of the Meeting or any adjournment or postponement thereof.

Beneficial Shareholder Voting Information

Most shareholders of the Company are “beneficial shareholders” who are non-Registered Shareholders. You are a beneficial shareholder (a “Beneficial Shareholder”) if you beneficially own Shares that are held in the name of an intermediary such as a bank, a trust company, a securities broker, a trustee or other nominee, and therefore do not have the Shares registered in your own name. The following information is of significant importance to shareholders who do not hold Shares in their own name.

Beneficial Shareholders should note that the only Proxies that can be recognized and acted upon at the Meeting are those deposited by Registered Shareholders or as set out in the following disclosure. If Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Shares will not be registered in the shareholder’s name on the records of the Company.

Such Shares will more likely be registered under the names of intermediaries. In Canada, the vast majority of such Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of shareholders. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

There are two kinds of Beneficial Shareholders - those who object to their name being made known to the issuers of securities which they own (called “OBOs” for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called “NOBOs” for Non Objecting Beneficial Owners).

In accordance with the provisions of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), the Company has elected to deliver proxy-related materials, including a Voting Instruction Form (“VIF”) indirectly through intermediaries for onward distribution to NOBOs and OBOs (unless such shareholder has waived the right to receive such materials). The Company does not intend to pay for intermediaries to forward to OBOs, under NI 54-101, the proxy related materials and Form 54-101F7 – Request for Voting Instructions Made by Intermediary, and in the case of an OBO, the OBO will not receive these materials unless the OBO’s intermediary assumes the cost of delivery.

Generally, Beneficial Shareholders who have not waived the right to receive proxy-related materials will be given a VIF which must be completed and signed by the Beneficial Shareholder in accordance with the directions in the VIF. Beneficial Shareholders should follow the instructions of their intermediary carefully to ensure that their Shares are voted at the Meeting. The Proxy supplied to you by your broker will be similar to the Proxy provided to Registered Shareholders by the Company however, its purpose is limited to instructing the intermediary on how to vote your Shares on your behalf.

Most brokers delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and in Canada. Broadridge mails a VIF in lieu of a proxy provided by the Company. The VIF will name the same persons as the Company’s Proxy to represent your Shares at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than any of the persons designated in the VIF, to represent your Shares at the Meeting and that person may be you. To exercise this right, insert the name of the desired representative (which may be you) in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting and the appointment of any shareholder’s representative.

If you receive a VIF from Broadridge, the VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have your Shares voted or to have an alternate representative duly appointed to attend the Meeting and vote your Shares at the Meeting.

Revocation of Proxies

A Registered Shareholder who has submitted a Proxy may revoke it at any time prior to the exercise thereof at the Meeting or any adjournment or postponement thereof.

If a Registered Shareholder who has given a Proxy attends the Meeting in person at which such Proxy is to be voted, such person may revoke the Proxy and vote in person. In addition to revocation in any other manner permitted by law, a Proxy may be revoked by instrument in writing executed by the Registered Shareholder or his attorney authorized in writing or, if the Registered Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at our head office at any time up to and including the last business day preceding the day of the Meeting, or any adjournment or postponement thereof, at which the Proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment or postponement thereof. Upon either of such deposits, the Proxy is revoked.

If you are a Beneficial Shareholder, please contact your intermediary for instructions on how to revoke your voting instructions.

Exercise of Discretion

If the instructions in a Proxy are certain, the Shares represented thereby will be voted on any poll by the persons named in the Proxy, and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the Shares represented thereby will, on a poll, be voted or withheld from voting in accordance with the specifications so made.

Where no choice has been specified by the shareholder, and the management proxyholders have been appointed, such Shares will, on a poll, be voted in accordance with the notes to the form of Proxy.

The enclosed Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed proxyholder thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.

Voting Securities and Principal Holders of Voting Securities

Our authorized share capital consists of an unlimited number of Shares without par value and an unlimited number of preferred shares (“Preferred Shares”) which may be issued in series with such rights and restrictions as are determined by the directors at the time of issue.

Any shareholder of record at the close of business on March 22, 2019 is entitled to vote in person or by proxy at the Meeting. As at the date hereof, we have issued and outstanding 184,208,091 fully paid and non-assessable Shares, each share carrying the right to one vote. We have no other classes of voting securities and do not have any outstanding Preferred Shares.

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the Meeting.

To the best of the knowledge of our directors and senior officers, no person or corporation beneficially owns, or controls or directs, directly or indirectly, Shares carrying 10% or more of the voting rights attached to all of our outstanding Shares other than:

Name of Shareholder	Amount of shares held	Percentage
Van Eck Associates Corporation	22,475,407 Shares	12.20%
BlackRock, Inc.	21,828,248 Shares	11.85%

Interest of Certain Persons in Matters to be Acted Upon

Except as disclosed herein, no person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

For the purpose of this paragraph, “person” shall include each person or company: (a) who has been a director or executive officer of the Company at any time since the commencement of the Company’s last financial year; (b) who is a proposed nominee for election as a director of the Company; and (c) who is an associate or affiliate of a person or company included in subparagraphs (a) or (b).

Indebtedness of Directors and Executive Officers

As at the date of this Information Circular, no executive officer, director, employee or former executive officer, director or employee of the Company or any of its subsidiaries is indebted to the Company, or any of its subsidiaries, nor are any of these individuals indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company, or any of its subsidiaries.

Interest of Certain Persons in Material Transactions

Except as disclosed herein or in our Annual Information Form for the fiscal year ended December 31, 2018, dated March 28, 2019 (our “AIF”), since the commencement of the Company’s most recently completed financial year, no informed person of the Company, nominee for director or any associate or affiliate of an informed person or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

An “informed person” means:

(a)	a director or executive officer of the Company;

(b)	a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company;

(c)
any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or company as underwriter in the course of a distribution; and

(d)	the Company itself, if and for so long as it has purchased, redeemed or otherwise acquired any of its Shares.

PARTICULARS OF MATTERS TO BE ACTED UPON

Financial Statements

Our audited consolidated financial statements and management’s discussion and analysis (“MD&A”) for the years ended December 31, 2018 and 2017, are available upon request from the Company. They can also be found on our website at www.pretivm.com or under our profile on SEDAR at www.sedar.com.

The audited consolidated financial statements of the Company for the years ended December 31, 2018 and 2017 and the report of the auditor thereon will be placed before the shareholders at the Meeting but no shareholder vote is required in connection with these documents.

Number of Directors

Management proposes that the number of directors on the Company’s Board of Directors (the “Board”) be set at seven (7) for the ensuing year.

Shareholders will be asked at the Meeting to approve an ordinary resolution to set the number of directors elected for the ensuing year at seven (7), subject to such increases as may be permitted by the articles of the Company and the provisions of the Business Corporations Act (British Columbia) (“BCBCA”).

We recommend a vote “FOR” the approval of the resolution setting the number of directors for the ensuing year at seven (7).

In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of Proxy intend to vote FOR the approval of the resolution setting the number of directors for the ensuing year at seven (7).

Election of Directors

Each director elected holds office until our next annual general meeting or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with our Articles or with the provisions of the BCBCA.

At the Meeting, we will ask shareholders to vote for the election of the seven (7) director nominees proposed by management. Each shareholder will be entitled to cast their votes for or withhold their votes from the election of each director nominee.

Director Nominees

The following sets out information on the nominees proposed for election as directors, the province or state and country in which each is ordinarily resident and the period during which each has served as a director. In addition, the below disclosure describes the principal occupation of each nominee during the last five years, each nominee’s current equity ownership which consists of Shares beneficially owned, directly or indirectly, or controlled or directed as well as restricted share units (“RSUs”), restricted share units subject to performance-based vesting criteria (“PSUs”) and/or deferred share units (“DSUs”) credited to each nominee as at December 31, 2018, and whether each nominee satisfies the requirements of our Share Ownership Policy.

Further information regarding RSUs, PSUs, DSUs and our Share Ownership Policy can be found under the headings “Compensation Discussion & Analysis”, “Named Executive Officer Compensation”, “Director Compensation” and “Securities Authorized for Issuance Under Equity Compensation Plans”, as applicable.

Also included below is information regarding each nominee’s membership on committees of the Board and Board and committee meeting attendance for the year ended December 31, 2018.

During 2018, our Board held six regularly scheduled meetings and seven ad-hoc meetings. Ad-hoc meetings may be called on shorter notice than regularly scheduled meetings, which are scheduled over a year or more in advance. In addition to the attendance listed below, directors from time to time attend other Board committee meetings by invitation.

Management does not contemplate that any of the following seven (7) nominees will be unable to serve as a director.

We recommend a vote “FOR” the election of each of the director nominees.

In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of Proxy intend to vote FOR the election of the seven (7) director nominees.

ROBERT QUARTERMAIN BSc (Hons), MSc, P.Geo, DSc Non-Independent Director since October 22, 2010 British Columbia, Canada Age: 64
Background and Experience
Dr. Quartermain became our Executive Chairman on January 1, 2017.

Dr. Quartermain served as our Chairman and Chief Executive Officer from October 2010 to December 2016 and was our President from October 2010 until May 2015.

Prior to joining the Company, Dr. Quartermain was the President and Chief Executive Officer of Silver Standard Resources Inc. (“Silver Standard”) (now SSR Mining Inc.) from January 1985 to his retirement in January 2010.

Education & Accreditations:
Dr. Quartermain has a Bachelor of Science degree in geology from the University of New Brunswick and a Master of Science degree in mineral exploration from Queen’s University and was awarded an honorary Doctor of Science degree from the University of New Brunswick in May 2009.

Dr. Quartermain is a registered member of the Association of Professional Engineers and Geoscientists of British Columbia.

Areas of Expertise:
Mining Industry Experience; Exploration/Geology; Environment, Safety & Sustainability; Audit/Finance; Capital Markets & Corporate Finance; Legal/Governance; Human Resources & Executive Compensation, Risk Management; Public Reporting & Investor Communication

Board/Committee Membership	Attendance		Share Ownership as at March 28, 2019
Board Sustainability and Technical Committee(1)	13 of 13 1 of 1	100% 100%	Shares RSUs Target Requirement Meets Requirement	2,638,153 183,749 $1,500,000 Yes

(1)	Dr. Quartermain was appointed as a member of the Sustainability and Technical Committee on August 13, 2018.

JOSEPH OVSENEK P.Eng., LLB, C.Dir. Non-Independent Director since December 21, 2010 British Columbia, Canada Age: 60
Background and Experience:
Mr. Ovsenek is our President and Chief Executive Officer.

Mr. Ovsenek became our Chief Executive Officer on January 1, 2017. Mr. Ovsenek has been our President since May 2015 and was our Executive Vice President and Chief Development Officer from January 2011 to May 2015.

Mr. Ovsenek served as Senior Vice President, Corporate Development of Silver Standard from September 2009 to January 2011 and Senior Vice President, Corporate of Silver Standard from February 2003 to September 2009.

Education & Accreditations:
Mr. Ovsenek graduated from the University of British Columbia with a Bachelor of Applied Science degree in Mechanical Engineering in 1983 and from the University of Toronto with a Bachelor of Laws degree in 1989.

Mr. Ovsenek is a registered member of the Association of Professional Engineers and Geoscientists of British Columbia, and a member of the Law Society of British Columbia. Mr. Ovsenek is also a Chartered Director (C. Dir.).

Areas of Expertise:
Mining Industry Experience; Environment, Safety & Sustainability; Audit/Finance; Capital Markets & Corporate Finance; Legal/Governance; Human Resources & Executive Compensation; Risk Management; Information Technology; Public Reporting & Investor Communication

Board/Committee Membership	Attendance		Share Ownership as at March 28, 2019
Board	13 of 13	100%	Shares RSUs PSUs Target Requirement Meets Requirement	130,575 67,237 61,952 $2,012,400 Yes

GEORGE PASPALAS Independent Director since May 10, 2013 British Columbia, Canada Age: 56
Background and Experience:
Mr. Paspalas is our Lead Director and the Chair of our Sustainability and Technical Committee. Mr. Paspalas also acted as the Chair of our Compensation Committee from August 13, 2018 until February 14, 2019.

Mr. Paspalas has been the President and Chief Executive Officer of MAG Silver Corp. (“MAG Silver”) since 2013. Prior to joining MAG Silver, Mr. Paspalas was the President and Chief Executive Officer of Aurizon Mines Ltd. from August 2011 to June 2013. From 2007 to 2011, Mr. Paspalas was the Chief Operating Officer of Silver Standard.

Mr. Paspalas is currently a director of MAG Silver.

Education & Accreditations:
Mr. Paspalas earned a Bachelor of Engineering (Chemical) degree with Honours from the University of New South Wales in 1984.
Areas of Expertise:
Mining Industry Experience; Exploration/Geology; Construction/Operations;  Environment, Safety & Sustainability; Audit/Finance; Capital Markets & Corporate Finance; Human Resources & Executive Compensation; Risk Management; Public Reporting & Investor Communication

Board/Committee Membership	Attendance		Share Ownership as at March 28, 2019
Board (Lead) Compensation Committee Sustainability and Technical Committee (Chair)	13 of 13 5 of 5 5 of 5	100% 100% 100%	Shares RSUs DSUs(1) Target Requirement Meets Requirement	37,646 12,634 14,315 $255,000 Yes

(1)	Pursuant to the terms of the Company’s DSU Plan (as defined herein), DSUs may only be settled in cash.

PETER BIRKEY CFA Independent Director since May 14, 2014 Minnesota, USA Age: 49
Background and Experience:
Mr. Birkey is the Chair of our Corporate Governance and Nominating Committee.

Mr. Birkey is an Investment Executive who has over twenty years of experience investing in the financial markets and advising both public and private companies.  Mr. Birkey was an Executive Vice President for Liberty Mutual Asset Management responsible for all Strategy, Public Markets, Risk Management, Real Estate and Special Situations from June 2004 to October 2013.  Prior to 2004, he was a Senior Vice President for AmerUs Capital Management (now Aviva USA) responsible for their Investment Department and a Portfolio Manager for AEGON USA.

Education & Accreditations:
Mr. Birkey is a graduate with highest honors from the University of Chicago with an MBA in Finance and Marketing.  He earned his Bachelor’s degree at Coe College in Economics and Business Administration and is also a Chartered Financial Analyst.

Areas of Expertise:
Mining Industry Experience; Audit/Finance; Capital Markets & Corporate Finance; Legal/Governance; Human Resources & Executive Compensation; Risk Management; Public Reporting & Investor Communication

Board/Committee Membership	Attendance		Share Ownership as at March 28, 2019
Board Audit Committee Corporate Governance and Nominating Committee (Chair)	13 of 13 4 of 4 8 of 8	100% 100% 100%	Shares RSUs DSUs(1) Target Requirement Meets Requirement	94,978 12,634 14,315 $255,000 Yes

(1)	Pursuant to the terms of the Company’s DSU Plan (as defined herein), DSUs may only be settled in cash.

DAVID SMITH CPA, ICD.D Independent Director since May 12, 2017 British Columbia, Canada Age: 60
Background and Experience:
Mr. Smith is the Chair of our Audit Committee.

Mr. Smith served as the Chief Financial Officer and Executive Vice President of Finning International Inc. (“Finning”) from 2009 to 2014. Prior to joining Finning, Mr. Smith served as Chief Financial Officer and a Vice President of Ballard Power Systems, Inc. from 2002 to 2009. Previously, he spent 16 years with Placer Dome Inc. in various senior positions and four years with PriceWaterhouseCoopers LLP.

Mr. Smith is a member of the Board of Governors of Collingwood School, and has previously served as a director and Chair of the Audit Committees of Nevsun Resources Ltd. and Dominion Diamond Corporation.

Education & Accreditations:
Mr. Smith is a Certified Public Accountant (California) and holds a Bachelor’s degree in Business Administration from California State University, Sacramento. He has also completed the Institute of Corporate Directors course, Directors Education Program (ICD.D).

Areas of Expertise:
Mining Industry Experience; Audit/Finance; Capital Markets & Corporate Finance; Human Resources & Executive Compensation; Legal/Governance; Risk Management; Information Technology; Public Reporting & Investor Communication.

Board/Committee Membership	Attendance		Share Ownership as at March 28, 2019
Board Audit Committee (Chair) Compensation Committee Corporate Governance and Nominating Committee(1)	13 of 13 4 of 4 5 of 5 1 of 1	100% 100% 100% 100%	Shares RSUs DSUs(2) Target Requirement Meets Requirement	28,547 7,645 14,315 $255,000 Yes

(1)	Mr. Smith was appointed as a member of the Corporate Governance and Nominating Committee from November 7 to 8, 2018.

(2)	Pursuant to the terms of the Company’s DSU Plan (as defined herein), DSUs may only be settled in cash.

FAHEEM TEJANI CPA, CA Independent Director since May 10, 2018 Ontario, Canada Age: 45
Background and Experience:
Mr. Tejani is currently the President of the Mortgage Company of Canada since March 2018, a privately-owned investment company that primarily invests in single family residential mortgages in the Greater Toronto Area, currently with assets under management of approximately $250 million.

Prior to joining Mortgage Company of Canada, Mr. Tejani spent 17 years at BMO Capital Markets, most recently as Managing Director, Equity Capital Markets. During his time at BMO Capital Markets he primarily focused on the Metals and Mining industry.

Education & Accreditations:
Mr. Tejani is a Chartered Professional Accountant and holds a Bachelor of Arts degree from the University of Western Ontario.
Areas of Expertise:
Mining Industry Experience; Audit/Finance; Capital Markets & Corporate Finance; Legal/Governance; Human Resources & Executive Compensation; Risk Management; Public Reporting & Investor Communication.

Board/Committee Membership	Attendance		Share Ownership as at March 28, 2019
Board(1) Audit Committee(1) Corporate Governance and Nominating Committee(1) Sustainability and Technical Committee(2) Compensation Committee(3)	10 of 10 2 of 2 3 of 3 1 of 1 1 of 1	100% 100% 100% 100% 100%	Shares DSUs(4) Target Requirement Meets Requirement	Nil 37,321 $255,000 Yes

(1)	Mr. Tejani was elected to the Board and appointed as a member of the Audit Committee and the Corporate Governance and Nominating Committee on May 10, 2018.

(2)	Mr. Tejani was appointed as a member of the Sustainability and Technical Committee on August 13, 2018.

(3)	Mr. Tejani was appointed as a member of the Compensation Committee from November 7 to 8, 2018.

(4)	Pursuant to the terms of the Company’s DSU Plan (as defined herein), DSUs may only be settled in cash.

ROBIN BIENENSTOCK Independent Director since November 8, 2018 Ontario, Canada Age: 50
Background and Experience:
Ms. Bienenstock is the Chair of our Compensation Committee.

Ms. Bienenstock is a founder and investment partner of RBMP Capital LLP, founded in London, United Kingdom in 2017. Prior thereto, Ms. Bienenstock was a partner at Marlin Sams Fund LP from 2014 until 2016. She was a senior research analyst at Sanford C. Bernstein & Co., LLC, Research Division from 2007 until 2014.

Ms. Bienenstock is currently a non-executive director, and a member of the Audit Committee of Sunrise Communications Group AG, a Swiss telecommunications provider. Previously, she served as a member of the Supervisory Board of Tele Columbus AG, a German cable provider, and a director and chair of the committee responsible for audit, risks and contingencies of Oi S.A., a large telecommunications company in Brazil and South America.

Education & Accreditations:
Ms. Bienenstock obtained a Master of Arts degree in International Economics and Management from SDA Bocconi in Milan, Italy and a Bachelor of Arts degree in Politics, Philosophy and Economics from the University of Oxford.

Areas of Expertise:
Mining Industry Experience; Audit/Finance; Capital Markets & Corporate Finance; Legal/Governance; Human Resources & Executive Compensation; Risk Management; Public Reporting & Investor Communication.

Board/Committee Membership	Attendance		Share Ownership as at March 28, 2019
Board(1) Corporate Governance and Nominating Committee(1) Compensation Committee (Chair)(1)	2 of 2 0 of 0 1 of 1	100% N/A 100%	Shares DSUs(3) Target Requirement Meets Requirement	165,988(2) 37,321 $255,000 Yes(4)

(1)
Ms. Bienenstock was appointed to the Board and as a member of the Compensation Committee and the Corporate Governance and Nominating Committee on November 8, 2018. Ms. Bienenstock was appointed as the Chair of the Compensation Committee on February 14, 2019.

(2)	Includes 161,700 Shares held by RBMP Master Fund Limited, over which Ms. Bienenstock has direction or control.

(3)	Pursuant to the terms of the Company’s DSU Plan (as defined herein), DSUs may only be settled in cash.

(4)	161,700 Shares held by RBMP Master Fund Limited have not been included in the determination of Ms. Bienenstock’s compliance with our Share Ownership Policy.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the best of management’s knowledge, other than described herein, no proposed director is, or has been within the last ten years, a director or executive officer of any company (including the Company) that:

(a)
while that person was acting in that capacity was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days (hereinafter referred to as an “Order”);

(b)
after that person ceased to be a director or executive officer, was subject to an Order which resulted from an event that occurred while that person was acting in the capacity as a director or executive officer; or

(c)
while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

To the best of management’s knowledge, no proposed director has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

None of our directors has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Majority Vote Policy

As part of our corporate governance practices, the Board has adopted a Majority Vote Policy that requires, in an uncontested election of directors, any nominee for election as a director who receives a greater number of votes “withheld” than votes “for” to tender his or her resignation to the Lead Director of our Board promptly following the shareholders’ meeting.

The Corporate Governance and Nominating Committee will then consider the offer of resignation and make a recommendation to the Board on whether to accept it. In considering whether or not to recommend acceptance of the resignation, the Corporate Governance and Nominating Committee will consider all factors deemed relevant by members of such committee. The Corporate Governance and Nominating Committee will be expected to recommend acceptance of the resignation except in exceptional circumstances where the consideration would warrant the applicable director continuing to serve on the Board.

The Board will make its final decision and announce it in a news release within 90 days following the shareholders’ meeting. A director who tenders his resignation pursuant to this policy will not participate in any meeting of the Board or the Corporate Governance and Nominating Committee at which the resignation is considered.

Appointment and Remuneration of Auditor

Shareholders will be asked to approve the re-appointment of PricewaterhouseCoopers LLP, Chartered Professional Accountants, as our auditor to hold office until the next annual general meeting of shareholders at remuneration to be fixed by the directors.

PricewaterhouseCoopers LLP, Chartered Professional Accountants, have served as our auditor since October 24, 2010.

We recommend a vote “FOR” the re-appointment of PricewaterhouseCoopers LLP, Chartered Professional Accountants, of Vancouver, British Columbia, as our auditor to hold office until the next annual general meeting of shareholders, at remuneration to be fixed by the directors.

In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of Proxy intend to vote FOR the re-appointment of PricewaterhouseCoopers LLP at remuneration to be fixed by the directors.

Certain Matters Relating to the Incentive Stock Option Plan

We have a “rolling” Incentive Stock Option Plan (the “Stock Option Plan”). At our annual general and special meeting of shareholders held on May 12, 2016, shareholders approved the renewal of the Stock Option Plan and the unallocated stock options available thereunder.

Pursuant to certain rules of the Toronto Stock Exchange (“TSX”), on which our Shares are traded, the Stock Option Plan needs to be renewed by shareholders and the unallocated stock options available thereunder (“Options”) must be approved every three years, failing which no further Options may be awarded under the Stock Option Plan. Accordingly, at the Meeting, shareholders will be asked to consider, and if thought advisable, pass an ordinary resolution (the “Stock Option Plan Resolution”), as further set out below, to: (i) confirm and approve the Stock Option Plan, and in connection with this approval, will be asked to consider and approve certain amendments to the Stock Option Plan as further described herein (such amended Stock Option Plan being hereinafter referred to as the “Amended Stock Option Plan”); and (ii) approve the unallocated Options available thereunder.

The Amended Stock Option Plan has been conditionally approved by the Board and the TSX, subject to shareholder approval at the Meeting. The Amended Stock Option Plan is substantially similar to the Stock Option Plan other than with respect to the following:

●
reduces the limits with respect to the maximum number of Shares that may be reserved for issuance pursuant to Options granted under the Amended Stock Option Plan, the maximum number of Shares that may be reserved for issuance pursuant to Options granted to insiders, and the maximum number of Shares which may be issued to insiders within any one-year period pursuant to Options granted under the Amended Stock Option Plan, in each case when combined with the Company’s other equity compensation plans, from 10% to 5.5%;

●
provides for a maximum limit of no more than $100,000 in Option awards (and an aggregate limit of no more than $150,000 in equity awards across all of the Company’s equity compensation plans) to any one non-employee director in any one-year period;

●
explicitly sets out that the Board shall not make amendments or revisions to the terms of the plan or any Option without obtaining shareholder approval and, as applicable, approval of regulators including the TSX, with respect to the following:

(i)	the limitations of grants of Options to insiders and the number of shares that may be reserved for issuance to insiders;

(ii)	an increase in the maximum percentage of Shares issuable under the plan;

(iii)
a reduction in the exercise price of any previously granted Option or a cancellation and reissuance of Options so as to in effect reduce the exercise price thereof, other than pursuant to certain adjustments as further set out in the plan, including in the event of a subdivision, consolidation or reclassification of outstanding Shares or other capital adjustment, the payment of a stock dividend thereon, or a business combination;

(iv)	any extension of the term of an Option beyond its original expiry date, except in the case of expiry during a blackout period;

(v)	the limitations on grants of Options to non-employee directors and the number of Shares that may be reserved for issuance to non-employee directors;

(vi)	any amendment to the class of eligible persons under the plan, including any such changes which may broaden or increase the participation of non-employee directors under the plan;

(vii)
any amendment that would permit the Options granted under the Amended Stock Option Plan to be assignable or transferable, other than by will or by the laws governing the devolution of property, to an Option holder’s (“Optionee”) executor, administrator or other personal representative in the event of death of the Optionee, or to a holding entity of the Optionee;

(viii)	any amendment that provides for financial assistance to Optionees for the exercise of Options; and

(ix)	any amendments to such amendment provision;

●
provides that, in the event of a change of control and subsequent termination other than for cause of an Optionee within six months, all time-based Options shall vest immediately on the date of termination while the vesting of performance-based Options shall be subject to the Board’s determination of the extent of satisfaction of applicable performance criteria;

●
limits the Board’s discretion to accelerate vesting of Options in the event of a Business Combination (as defined in the Amended Stock Option Plan) or an offer to purchase all of the Company’s Shares by a third-party, by providing that any accelerated vesting in such cases shall require the termination of an Optionee’s employment, engagement or directorship with the Company unless an Optionee’s economic interest in any Option would not be preserved or dilution or enlargement of any Option would not be prevented, in which case the Board shall have the authority to determine the acceleration of the time for the exercise of the Options irrespective of whether the Optionee’s employment, engagement or directorship with the Company is terminated;

●
amends the definition of “change of control” to conform with that in the Amended RSU Plan (as defined herein) by providing that the following will also constitute a “change of control” for the purposes of the Amended Stock Option Plan:

(a)
the acquisition whether directly or indirectly, by a person or company, or any persons or companies acting jointly or in concert of voting securities of the Company which, together with any other voting securities of the Company held by such person or company or persons or companies, constitute, in the aggregate, more than 50% of all outstanding voting securities of the Company;

(b)
an amalgamation, arrangement or other form of business combination of the Company with another company which results in the holders of voting securities of that other company holding, in the aggregate, 50% or more of all outstanding voting securities of the Company (including a merged or successor company resulting from the business combination); and

(c)	the sale, lease or exchange of all or substantially all of the property of the Company to another person, other than a subsidiary of the Company or other than in the ordinary course of business;

●
amends the administration provisions to clarify that the Board may delegate (and revoke such delegation) to a committee of the Board for the interpretation, administration and implementation of the Amended Stock Option Plan; and

●	amendments of a housekeeping nature.

The maximum aggregate number of Shares issuable under the Stock Option Plan together with any other share compensation arrangement of the Company that provides for the issuances of the Company’s Shares from treasury, may not exceed 10% of the issued and outstanding Shares from time to time (this limit includes the Shares issuable under the RSU Plan). As the number of issued and outstanding Shares increases, the Company may increase the number of Shares reserved for issuance, upon application to the TSX. As discussed above, the Amended Stock Option Plan reduces this limit to 5.5%. The Stock Option Plan, as well as the Amended Stock Option Plan, automatically make exercised Options available for subsequent grants thereunder and provide for the reservation and issuance of additional Shares pursuant to such Options.

As at the date of this Information Circular, Options to purchase 4,502,919 Shares, 732,477 RSUs and 166,085 PSUs are outstanding, representing approximately 2.4%, 0.4% and 0.1% (2.9% in the aggregate) of the issued and outstanding Shares, respectively. As such, 13,019,328 Shares, representing approximately 7.1% of the issued and outstanding Shares, are available for future Option awards, as at the date hereof. This amount would be reduced to 4,729,964 Shares, representing approximately 2.6% of the issued and outstanding Shares as at the date hereof, under the Amended Stock Option Plan.

A summary of the Stock Option Plan (and the amendments thereto as per the Amended Stock Option Plan) is provided in this Information Circular under the heading “Securities Authorized for Issuance Under Equity Compensation Plans – Options”. A copy of the Amended Stock Option Plan is attached to this Information Circular as Appendix B.

To be effective, the Stock Option Plan Resolution must be approved by a majority of the votes cast by the shareholders present in person or represented by Proxy at the Meeting.

If the Stock Option Plan Resolution is approved at the Meeting, the Amended Stock Option Plan will become effective as at the close of business on the date of the Meeting. In the event that the Stock Option Plan Resolution is not passed by the requisite number of shareholder votes cast at the Meeting, all unallocated Options will be cancelled, and we will not be permitted to award further Options under the Stock Option Plan. All outstanding Options under the Stock Option Plan will continue unaffected.

At the Meeting, shareholders will be asked to consider, and if thought advisable, pass the Stock Option Plan Resolution, in substantially the following form:

RESOLVED THAT:

1.
the Incentive Stock Option Plan of Pretium Resources Inc. (the “Company”), as amended by the proposed amendments (the “Amended Stock Option Plan”), as substantially described in the Management Information Circular with respect to the Company’s Annual General and Special Meeting of shareholders on May 2, 2019 (the “Meeting”), be and is hereby approved, confirmed and ratified;

2.	all unallocated options issuable pursuant to the Amended Stock Option Plan are hereby authorized, approved, confirmed and ratified;

3.
the Board of Directors of the Company (the “Board”) be and is hereby authorized to reserve a sufficient number of common shares in the capital of the Company to satisfy the requirement of the Amended Stock Option Plan;

4.	the Board be and is hereby authorized to grant options under the Amended Stock Option Plan until May 2, 2022, being the date that is three years from the Meeting date; and

5.
any one or more of the directors or senior officers of the Company be and is hereby authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Company, or otherwise, all such documents and other writings, including treasury orders, as may be required to give effect to the true intent of these resolutions.

We recommend a vote “FOR” the Stock Option Plan Resolution.

In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of Proxy intend to vote FOR the Stock Option Plan Resolution.

Certain Matters Relating to the Restricted Share Unit Plan

We have a 2015 Restricted Share Unit Plan (the “RSU Plan”). At our annual general and special meeting of shareholders held on May 12, 2016, shareholders approved the RSU Plan and the unallocated units available thereunder.

Pursuant to certain rules of the TSX, the RSU Plan needs to be renewed by shareholders and the unallocated units available thereunder must be approved every three years, failing which no further units may be awarded under the RSU Plan. Accordingly, at the Meeting, shareholders will be asked to consider, and if thought advisable, pass an ordinary resolution (the “RSU Plan Resolution”), as further set out below, to: (i) confirm and approve the RSU Plan, and in connection with this approval, will be asked to consider and approve certain amendments to the RSU Plan as further described herein (such amended RSU Plan being hereinafter referred to as the “Amended RSU Plan”); and (ii) approve the unallocated units available thereunder.

The Amended RSU Plan has been conditionally approved by the Board and the TSX, subject to shareholder approval at the Meeting. The Amended RSU Plan is substantially similar to the RSU Plan other than with respect to the following:

●
reduces the limits on Shares issuable from treasury pursuant to the Amended RSU Plan, Shares issued to insiders from treasury pursuant to the Amended RSU Plan within a one-year period, and Shares issuable to insiders from treasury pursuant to units granted under the Amended RSU Plan, in each case when taken together with any other equity compensation plan of the Company, from 10% to 5.5%;

●
adds the following to the list of amendments and revisions that require shareholder approval prior to being implemented: (i) amendments to the limits on grants of units to non-employee directors; (ii) additions of any provisions providing for financial assistance to participants under the Amended RSU Plan for the settlement of units granted thereunder; and (iii) a cancellation and reissuance of units so as to in effect amend the determination of “Fair Market Value” (as defined in the Amended RSU Plan) of units, and clarifies that, subject to certain restrictions, acceleration of vesting terms of units is at the discretion of the Board and does not require prior shareholder approval;

●
provides that if a participant is terminated due to disability, retirement or redundancy (each as defined in the Amended RSU Plan) and no units held by such participant would vest within 60 days of the termination date, then such participant’s units that are scheduled to vest on the next scheduled vesting date (as set out in such participant’s RSU grant agreement) shall vest and be settled on a pro rata basis;

●
amends the definition of “change of control” to conform with that in the Amended Stock Option Plan by providing that the following will also constitute a “change of control” for the purposes of the Amended RSU Plan: an acquisition whether directly or indirectly, by a person or company, or any person or companies acting jointly or in concert of a sufficient number of voting rights attached to the outstanding voting securities of the Company which, together with the voting securities held by such person(s) or company(ies), affect materially the control of the Company (and such person(s) or company(ies) did not hold a sufficient number of voting rights to affect materially the control of the Company immediately prior to the time of such acquisition);

●
addresses the acceleration of performance-vested units in the event of a “change of control” and subsequent termination of a participant’s employment by providing that in such case, the Board shall consider the extent of satisfaction of the performance criteria in determining the number of units that shall vest at the time of termination;

●
limits the Board’s discretion to accelerate vesting of units in the event of a change of control, by providing that any accelerated vesting in such cases shall require the termination of a participant’s employment unless the participant’s economic interest in any unit would not be preserved or dilution or enlargement of any unit would not be prevented, in which case the Board shall have the authority to cause all or a portion of the outstanding units to become vested irrespective of whether the participant’s employment is terminated;

●
amends the administration provisions to clarify that the Board may delegate (and revoke such delegation) to a committee of the Board for the interpretation, administration and implementation of the Amended RSU Plan; and

●	amendments of a housekeeping nature.

The Company may settle the units granted under the RSU Plan, as well as the Amended RSU Plan, by issuing Shares from treasury or by payment of cash, subject to certain exceptions including with respect to non-employee directors. Pursuant to the RSU Plan, as well as the Amended RSU Plan, the Company may choose to purchase the Shares for settlement of units on an open market through an independent broker. The maximum aggregate number of Shares issuable under the RSU Plan, together with any other equity compensation plan of the Company that provides for the issuances of the Company’s Shares from treasury, may not exceed 10% of the issued and outstanding Shares from time to time (this limit includes the Shares issuable under the Stock Option Plan). As discussed above, the Amended RSU Plan reduces this limit to 5.5%.

As at the date of this Information Circular, Options to purchase 4,502,919 Shares, 732,477 RSUs and 166,085 PSUs are outstanding, representing approximately 2.4%, 0.4% and 0.1% (2.9% in the aggregate) of the issued and outstanding Shares, respectively. As such, 13,019,328 units, representing approximately 7.1% of the issued and outstanding Shares, are available for future unit awards, as at the date hereof. This amount would be reduced to 4,729,964 units, representing approximately 2.6% of the issued and outstanding Shares as at the date hereof, under the Amended RSU Plan.

A summary of the RSU Plan (and the amendments thereto as per the Amended RSU Plan) is provided in this Information Circular under the heading “Securities Authorized for Issuance Under Equity Compensation Plans – RSUs and PSUs”. A copy of the Amended RSU Plan is attached to this Information Circular as Appendix C.

To be effective, the RSU Plan Resolution must be approved by a majority of the votes cast by the shareholders present in person or represented by Proxy at the Meeting.

If the RSU Plan Resolution is approved at the Meeting, the Amended RSU Plan will become effective as at the close of business on the date of the Meeting. In the event that the RSU Plan Resolution is not passed by the requisite number of shareholder votes cast at the Meeting, all outstanding RSUs and PSUs will continue unaffected; however, the Company will not be permitted to issue Shares in settlement of additional units granted under the RSU Plan.

At the Meeting, shareholders will be asked to consider, and if thought advisable, pass the RSU Plan Resolution, in substantially the following form:

RESOLVED THAT:

1.
the Restricted Share Unit Plan of Pretium Resources Inc. (the “Company”), as amended by the proposed amendments (the “Amended RSU Plan”), as substantially described in the Management Information Circular with respect to the Company’s Annual General and Special Meeting of shareholders on May 2, 2019 (the “Meeting”), be and is hereby approved, confirmed and ratified;

2.
all unallocated units issuable pursuant to the Amended RSU Plan are hereby authorized, approved, confirmed and such units may be satisfied by the issuance from treasury of common shares in the capital of the Company until May 2, 2022;

3.	the Board of Directors of the Company be and is hereby authorized to reserve a sufficient number of common shares of the Company to satisfy the requirements of the Amended RSU Plan; and

4.
any one or more of the directors or senior officers of the Company be and is hereby authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Company, or otherwise, all such documents and other writings, including treasury orders, as may be required to give effect to the true intent of these resolutions.

We recommend a vote “FOR” the RSU Plan Resolution.

In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of Proxy intend to vote FOR the RSU Plan Resolution.

Amendment to Our Articles of Incorporation

The Company’s Articles and, as applicable, Notice of Articles currently provide that:

(i)
The Company’s share capital shall be comprised of an unlimited number of Shares and an unlimited number of Preferred Shares, issuable in series, all without par value. Pursuant to the Articles, the Board may, without shareholder approval (subject to certain exceptions), determine the maximum number of shares of a series of Preferred Shares that the Company is authorized to issue and attach special rights and restrictions to these shares, or alter any such special rights or restrictions. Such discretion of the Board may cause the Preferred Shares to be considered “blank check” preferred shares.

(ii)
Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting.

At the Meeting, shareholders will be asked to consider, and if thought advisable, pass a special resolution, as further set out below (the “Articles Amendment Resolution”), to confirm, approve and ratify the following amendments to the Company’s Articles and, as applicable, Notice of Articles (such amended Articles and Notice of Articles being hereinafter collectively referred to as the “Amended Articles”) to: (i) delete the Preferred Shares; and (ii) to increase the quorum requirement for the Company’s shareholder meetings to two shareholders holding or representing by proxy at least 25% of the shares entitled to vote at such meeting.

The Board has determined, in order to better align with evolving corporate governance practices and to simplify the capital structure of the Company, that it is in the best interest of the Company to delete the Preferred Shares from the Company’s Articles and Notice of Articles. The Preferred Shares are a legacy of a situation that existed at the time of the Company’s incorporation and initial public offering and that no longer exists. In addition, there are no Preferred Shares issued and outstanding. After amendment of the Articles and Notice of Articles as contemplated herein, the authorized share capital of the Company would consist exclusively of an unlimited number of Shares without par value. For additional information regarding the Company’s share capital, reference is made to the full text of its Articles, a copy of which can be found under the Company’s profile on SEDAR at www.sedar.com.

In addition, the Board has determined, in order to better align with evolving corporate governance practices and to limit the ability of a significant shareholder or a small group of shareholders from passing resolutions that may be considered contentious or problematic by other shareholders, that it is in the best interest of the Company to amend its Articles to increase the quorum requirement for the Company’s shareholder meetings to two shareholders holding or representing by proxy at least 25% of the shares entitled to vote at such meeting.

The Amended Articles have been conditionally approved by the Board, subject to shareholder approval at the Meeting. A blackline showing the proposed revisions to the Company’s Articles is attached to this Information Circular as Appendix D.

Pursuant to the BCBCA and the Company’s Articles, the Articles Amendment Resolution must be approved by a special resolution of a minimum of two-thirds of the votes cast by the shareholders present in person or represented by Proxy at the Meeting.

If the Articles Amendment Resolution is approved at the Meeting, the Company will proceed with formalizing the amendments contemplated hereby, including by filing a notice of alteration and other necessary documents with the registrar under the BCBCA. The Amended Articles will become effective on the date that the alteration to the Company’s Notice of Articles takes effect. In the event that the Articles Amendment Resolution is not passed by the requisite number of shareholder votes cast at the Meeting, the amendments to the Company’s Articles and Notice of Articles described herein will not become effective.

At the Meeting, shareholders will be asked to consider, and if thought advisable, pass the Articles Amendment Resolution, in substantially the following form:

RESOLVED, BY SPECIAL RESOLUTION, THAT:

1.
the amendments to the Articles and Notice of Articles of the Pretium Resources Inc. (the “Company”) to delete the preferred shares therefrom and to increase the quorum requirement for the Company’s shareholder meetings to two shareholders holding or representing by proxy at least 25% of the shares entitled to vote at such meeting, all as further described in the Management Information Circular with respect to the Company’s Annual General and Special Meeting of shareholders on May 2, 2019 (the “Meeting”), which such amendments shall not take effect until the Notice of Articles of the Company is altered to reflect such amendments, be and are hereby approved, confirmed and ratified;

2.	the share capital of the Company, after giving effect to this resolution, shall consist of an unlimited number of common shares in the capital of the Company, without par value; and

3.
any one or more of the directors or senior officers of the Company be and is hereby authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Company, or otherwise, all such documents and other writings as may be required to give effect to the true intent of these resolutions.

We recommend a vote “FOR” the Articles Amendment Resolution.

In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of Proxy intend to vote FOR the Articles Amendment Resolution.

Advisory Vote on Executive Compensation

The Board believes that the Company’s compensation program must be competitive to attract and retain top quality directors and officers, provide a strong incentive to its management to achieve the Company’s goals and align the interests of management with the interests of the Company’s shareholders.

A detailed discussion of the Company’s Compensation Philosophy and executive compensation program can be found in the “Compensation Discussion & Analysis” section of this Information Circular. Information pertaining to the compensation of our NEOs (as defined herein) and independent directors can be found under the headings “Named Executive Officer Compensation” and “Director Compensation”, respectively, in this Information Circular. Shareholders are asked to consider such disclosure as they have a formal opportunity at the Meeting to provide their views on the Company’s approach to executive compensation through the following “Say on Pay” advisory vote:

RESOLVED THAT, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors of Pretium Resources Inc. (the “Company”), the shareholders of the Company accept the approach to executive compensation disclosed in the Management Information Circular with respect to the Company’s Annual General and Special Meeting of shareholders on May 2, 2019.

As this is an advisory vote, it is not binding on the Board. The Board remains fully responsible for its compensation decisions and is not relieved of this responsibility. The Board and the Compensation Committee will consider the outcome of the vote, as appropriate, when considering future compensation policies, procedures and decisions, all of which are to be consistent with our pay for performance compensation model.

We recommend a vote “FOR” the approval of the non-binding resolution on executive compensation.

In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of Proxy intend to vote FOR the approval of the non-binding resolution on executive compensation.

Other Business

If other matters are properly brought up at the Meeting, you (or your proxyholder, if you are voting by proxy) can vote as you see fit. As at the date hereof, we are not aware of any other items of business to be considered at the Meeting.

FROM THE CHAIR OF THE COMPENSATION COMMITTEE

Dear Shareholders,

2018 was a year of significant accomplishments for Pretivm as the company achieved a number of milestones in its first year of operation, all of which are described in our AIF. As the Chair of the Compensation Committee during the latter part of 2018, I am pleased to discuss herein with you our compensation philosophy and how Pretivm’s accomplishments informed the Corporate Objectives (as defined in the Information Circular) for management and their 2018 compensation outcomes.

The 2018 operational highlights included:

●	376,012 ounces of gold produced in our first calendar year of operation;

●	Achieved steady state mill operations;

●	Repurchased the 8% precious metals callable stream for $237 million;

●	Refinanced our construction credit facility by way of a $480 million debt facility with a consortium of Canadian and international banks; and

●	Received the government permits to expand mill production to 3,800 tonnes-per-day.

Safety is a fundamental component of our business, and the well-being and safety of our people is a value we hold close to our hearts. Early in 2018, a contracting company suffered a fatality on the mine property and subsequently, enhanced systems and procedures have been put in place to ensure such an unfortunate incident does not occur to any employee or contractor in the future. During the year, the Company continued its efforts to reduce safety incidents leading to a reduction in lost time incidents (“LTI’s”) and achieved a target of 0.70 LTI per 200,000 man-hours worked. Despite management’s efforts and achievements in significantly bolstering our occupational health and safety programs, policies and practices, due to the site fatality, no short-term incentive bonus was awarded for safety-related accomplishments in 2018.

As further discussed in the “Compensation Discussion & Analysis” section in the Information Circular, Pretivm’s compensation philosophy is premised on the fact that employees are a key asset of its business. As a result, the Company has established a compensation structure that rewards short term objective achievements, while also providing for long term compensation alignment with shareholders in improving on our business outcomes. In furtherance of this, the Board has established the Compensation Committee to discharge its responsibilities relating to compensation and benefits of Pretivm’s executive officers and directors.

Over the course of 2018, the Compensation Committee has had member and Chair changes due to retiring directors. C. Noel Dunn was the Compensation Committee Chair from January 1 through May 10, when he did not stand for re-election to the Board at Pretivm’s annual meeting of shareholders. Dr. Nicole Adshead-Bell was appointed to the Compensation Committee on May 10 and assumed the role of committee Chair. On August 13, Dr. Adshead-Bell resigned as a director of Pretivm and thereby as a member and Chair of the Compensation Committee. Other changes to the composition of the Compensation Committee throughout the year included my appointment to the role of committee Chair on August 13, and Robin Bienenstock’s appointment as a member of the committee on November 8. Subsequent to year-end, Ms. Bienenstock was appointed as the Chair of the Compensation Committee on February 14, 2019. David Smith was a member of the Compensation Committee throughout the year.

The Compensation Committee is proactive throughout the year with respect to compensation, reviewing industry compensation trends with our consultants, Lane Caputo Compensation Inc. (“Lane Caputo”), and meeting and reviewing with management, objectives that focus on delivering the best return for Pretivm’s shareholders as we evolve our business. We work with Lane Caputo in defining what we believe to be an appropriate peer group. For 2018, we have identified 15 companies that have similar businesses and compete for management talent. The defined peer group is carefully reviewed at our meetings in August and then used to establish appropriate benchmark data for our year-end compensation review.

During our regularly scheduled meetings in November, we review Corporate Objectives for the following year with management and these Corporate Objectives are then finalized at the operational year-end meeting of our Board of Directors held in the first quarter of each operating year. The Corporate Objectives are informed by all operational outcomes from the preceding year, among other factors. Our Corporate Objectives have traditionally had six operational and social components plus a discretionary component, all underpinned by our safety matrix.

Historically, as a development company, Pretivm’s short-term bonuses were awarded in December of each year to coincide with the calendar year end. As year-end operational results are not fully available until the start of the first quarter of the following year, the Compensation Committee has decided to split any payout of short-term compensation into two phases to better align such compensation with the Company’s operational and financial performance. As a result, commencing in 2018 and subject to the achievement of Corporate Objectives and the review and approval of the Compensation Committee and the Board of Directors, 70% of a projected short-term incentive bonus for a year will be paid prior to such year end. The remaining 30% will be evaluated during the first quarter of the following year, upon final year-end operational reconciliation of key performance indicators. These final performance objectives will then be reconciled against the Corporate Objectives and a determination will be made with respect to the final short-term bonuses to be paid. In this manner, officers and employees who previously received all of their short-term bonus in a calendar year, will receive such bonus over two payment periods, ensuring that short-term incentive payments are commensurate with achievement of targets in the full year of production.

Pretivm’s Corporate Objectives for 2018 are set out under the heading “Compensation Discussion & Analysis – Executive Compensation – 2. Short Term Incentive Awards (STI) – 2018 Corporate Objectives” in the Information Circular. The seven identified categories for 2018 were relevant priorities for the growth of Pretivm’s business. Each category has a weighting between 5% and 30% based on the Board’s assessment of its importance to the Company’s business, and a multiplier of 1.0 for the objective level that the Compensation Committee and Board felt required concerted effort for the management team to achieve. Values of 1.5 and 2.0 were provided to targets that the Compensation Committee and the Board ascribed as a significant “stretch” for the management team to achieve. This letter has the benefit of hindsight in now reviewing the 2018 Corporate Objective outcomes.

With respect to operational results which are key to Pretivm’s business, a production target of 350,000 ounces at an AISC of US$800 per ounce was initially set for the Company’s first year operation, with a weighting of 1.0. With the update to the Company’s production guidance for the second half of 2018, the target for 1.0 was increased to 375,000 ounces at an AISC of US$800 per ounce. The Company achieved its guidance for the first half of 2018 but produced 5% less than the production guidance it had set for the second half of the year. The Compensation Committee decided that it was appropriate to apply a conservative multiplier of 1.0 to the production component of the Corporate Objectives. In our view, this multiplier conservatively balanced the production of 376,102 ounces of gold in the Company’s first operating year (far more than initially forecast) against the more modest disappointment of final year production against significantly increased expectations.

Refinancing of the Company’s construction credit facility and repurchasing of its 8% precious metal stream during the first year of operation were both considered a “stretch” as achieving these milestones required substantial focus and effort from management and employees. Consequently, a multiplier of 2.0 was set and ultimately applied for each of these milestones. Applications to increase production at Pretivm’s Brucejack Mine to 3,800 tonnes-per-day were filed in December 2017. Given that the application process timing was primarily driven by Government regulators and given the complexities associated with the application process, the receipt of the requisite amended permits within one year was considered a “stretch” and a multiplier of 2.0 was set and ultimately applied for such milestone.

The gold mineralization at Brucejack is ubiquitous and variable and requires detailed data for sequential stope development to achieve a more balanced production profile. With the commencement of commercial production in July of 2017, the Company has evolved its stope sampling methodology to improve on its stope sequencing. This has required flexibility by the management team in modifying sampling systems to achieve the operational outcomes of more consistent ore feed to the mill. As a result of the progress made throughout the year, the Compensation Committee has awarded the “stretch” multiplier of 1.5 for grade control systems, albeit grade control has only a 5% contribution to bonuses.

As mentioned above, the Company significantly improved its occupational health and safety programs, policies and practices throughout the organization but we did have a contractor fatality at site leading to a multiplier of 0 being applied to safety.

With respect to social and project sustainability matters, the Company employs approximately 30% First Nations at the mine site and has established excellent relations with local communities and its shareholders. The Company focusses its extensive and experienced environmental staff on mitigating the Brucejack Mine’s impacts from its already small surface footprint on the local environment. To that end, the Compensation Committee applied a “stretch” multiplier of 1.5.

Accounting for production outcomes and other significant milestones achieved, an overall Corporate Objective multiplier of 1.236 was applied with respect to the short-term incentive bonuses for 2018, which is in line with the 1.25 multiplier applied in 2017 and 1.23 applied in 2016.

The Compensation Committee has the prerogative in an exceptional year to award management up to an additional 20% with respect to Corporate Objectives achieved. As discussed further in the Information Circular accompanying this letter, the Company achieved a number of key milestones in 2018, returning value to its shareholders. However, as the Company did not achieve its production target for the second half of the year, no additional discretionary award has been made for 2018.

With respect to directors, we rely on the advice of our consultant, Lane Caputo, to provide compensation that reflects the median of our peer group. Legacy directors of Pretivm, have been awarded stock options upon joining the Board of the Company and have a benefit that is no longer available to new directors. To ensure that all directors have a balanced compensation structure, Lane Caputo, have recommended that new directors be awarded an initial cash grant of $225,000 by way of DSUs. The grant will apply to the minimum 3x the value of the annual retainer of that each director is required to own in equity in Pretivm. With respect to total director compensation for 2019, the Compensation Committee has taken a leadership role on behalf of shareholders and reduced the annual retainers for directors and committee chairs, as further described in the Information Circular under the heading “Director Compensation”. The equity ownership held by all directors positions directors as ‘principals’ of the Company and aligns their interest with those of the shareholders of the Company.

On behalf of the Compensation Committee,

George Paspalas
Lead Director and Former Chair of the Compensation Committee

COMPENSATION DISCUSSION & ANALYSIS

Our Compensation Philosophy is premised on the fact that our employees are key assets of the Company and, in the resource industry, which requires a long-term view, maintaining continuity and motivating qualified and skilled executives and employees is of strategic importance.

Based on industry standards, we have evolved in a short time from an exploration company to a mid-tier gold producer. Our Compensation Philosophy in the past was focused on budget, schedule and milestones as we developed the Brucejack Project within the permitting regime in British Columbia, from an advanced exploration project to the 2,700 tonnes-per-day high grade gold underground mine ("Brucejack"). This focus on milestones has allowed short-term compensation to be aligned with the annual priorities leading to our successful commencement of commercial production in 2017.

As we have now completed our first year of commercial production and are ramping up at Brucejack to 3,800 tonnes per day, we have evolved into a mid-tier primary gold producer and our Compensation Philosophy for 2019 will be focused on gold production outcomes and balance sheet management, all within the safe working environment at Brucejack. With management’s ownership of approximately 2% of the Shares of the Company, our strategic focus is on the long-term value proposition of our business, with our interests aligned with those of our fellow shareholders.

Compensation Governance

Pursuant to its charter, our Compensation Committee is comprised of at least three independent directors within the meaning of National Instrument 52-110 - Audit Committees (“NI 52-110”). In 2018, our Compensation Committee membership and Committee Chair changed through the year due to retiring directors. As of December 31, 2018, the members of our Compensation Committee were George Paspalas (Chair), David Smith, and Robin Bienenstock. On February 14, 2019, Ms. Bienenstock was appointed as the Chair of our Compensation Committee.

Each member of the Compensation Committee has the necessary experience to enable him or her to make decisions on the suitability of our compensation policies or practices. Their relevant experience is set out in their respective biographies under the heading “Election of Directors”.

In May, 2015, George Paspalas took over as Lead Director and Chair of the Compensation and Corporate Governance Committee. With the production decision by the Company in 2015, increased personnel and increased complexity in transitioning to a gold producing company, in December 2015, the Board established a separate Corporate Governance and Nominating Committee (see “Corporate Governance Disclosure”) and a separate Compensation Committee. The Corporate Governance and Compensation Committee was chaired to the end of 2015 by Mr. Paspalas and Mr. Dunn was subsequently appointed as Chair of the Compensation Committee.

In May 2018, Mr. Dunn did not stand for re-election to the Board and Dr. Nicole Adshead-Bell was appointed to the Compensation Committee as Chair. Dr. Adshead- Bell resigned from the Board in August 2018, and George Paspalas was appointed as Chair of the committee. At the same time, the Company undertook a director search for a new member of the Board with necessary and desirable skills, competencies and characteristics, including relevant compensation experience. This search culminated in Ms. Robin Bienenstock being appointed as a member of our Board, the Compensation Committee and the Corporate Governance and Nominating Committee on November 8, 2018.

In the support of the fulfillment of their role, the Compensation Committee engages and receives input from an independent compensation advisor, Lane Caputo. Lane Caputo was retained in 2018 to assess the Company’s approach to Named Executive Officer (“NEO”) and director compensation and provide a review of the compensation arrangements for the Company’s NEOs and independent directors and recommend changes (if any) to various pay elements and/or strategies to ensure alignment with current market practices.

Further information regarding the Compensation Committee, including its roles and responsibilities can be found under the heading “Corporate Governance Disclosure – Committees – Compensation Committee” in this Information Circular.

Executive Compensation Related Fees

During 2018, total fees of $40,467 ($37,082 in 2017) related to the determination of compensation for the Company’s NEOs and directors were billed by Lane Caputo. There were no other fees billed for other services provided by Lane Caputo that are not reported under executive compensation-related fees.

The Compensation Committee considers Lane Caputo’s recommendations and advice when making recommendations to the Board for approval with respect to compensation-related matters. At the Compensation Committee’s meetings held on November 8, 2018 and December 6, 2018, Lane Caputo prepared an extensive review of current compensation practices of the Company’s peer group so that salary and total awards were informed by current data and aligned with the Compensation Committee’s objectives of target median salary levels for our NEOs and up to the 75th percentile for total compensation for our 2018 operation results.

Risks Associated with Compensation Practices

Incentive compensation is generally paid in relation to milestones regarding the advancement of our projects which are subject to considerable external review and assessment. As such, the Compensation Committee considers that its compensation practices are unlikely to encourage any NEO from taking inappropriate risks.

The Board’s oversight of our strategic direction, budgetary process and expenditure limits are used to mitigate compensation policy risks. As Short-Term Incentive (“STI”) awards are determined at the discretion of the Board, the ability of an individual to target specific performance parameters to the detriment of our overall performance is limited, while our Long-Term Incentive (“LTIP”) awards serve to align our executives with our shareholders’ interest in our growth.

Our Compensation Committee reviews our compensation policies to identify any practice that might encourage an employee to expose us to unacceptable risk and has not identified any risks arising from our compensation policies and practices that could encourage a NEO or other employee to take inappropriate or excessive risks. Key risk-mitigating features in our compensation structure include:

a)	An independent compensation advisor

The Compensation Committee is satisfied that Lane Caputo is independent and possesses the appropriate expertise to advise the Compensation Committee on matters within its mandate. The Compensation Committee must pre-approve other services Lane Caputo may provide to the Company at the request of management.

b)	An annual review of compensation programs

We conduct an annual review of our compensation strategy, including our Compensation Philosophy and program design in consideration of current business requirements, market practice, and best practices in pay governance.

c)	Corporate and Individual Performance Objectives

The Corporate and Individual Performance Objectives established each year are aligned with the Company’s priorities for that year and are stress-tested to ensure payouts will be reasonable within the context of performance outcomes. Production and cost objectives are linked to further align management’s interests with shareholders and prevent inappropriate risk-taking.

d)	Fixed and variable compensation

A significant portion of total direct compensation is delivered through variable compensation, providing a strong pay-for-performance link with a competitive ’‘base’’ level of compensation through salary.

e)	Short-term and long-term incentives

Executive compensation is spread between short-term cash incentives and long-term incentive awards (Options, RSUs and PSUs) to mitigate the risk of overemphasis on short-term goals at the expense of long-term, sustainable performance.

f)	Capped short-term incentive payments

The performance measures contained within the annual short-term incentive award have a maximum payout cap of 200% of target, thereby mitigating the risk of excessive risk taking or unsustainable operational or financial performance to achieve windfall annual incentive awards.

g)	The application of discretion

The Compensation Committee and the Board retain discretion to adjust individual performance objectives during the year to ensure they remain aligned with the evolving priorities of the Company and to increase or decrease payout levels based on an overall assessment of the Company’s performance, ensuring appropriate pay-for-performance alignment and flexibility to make reasonable exceptions when necessary.

h)	Share ownership requirements

We have a Share Ownership Policy to ensure that our NEOs experience similar impact on the value of their personal holdings of our Shares to that of our shareholders.

Under our Share Ownership Policy, our Executive Chairman and our Chief Executive Officer (“CEO”) are each required to own securities equal to three times the gross amount of his annual base salary. Our Chief Financial Officer (“CFO”) and other NEOs are each required to own securities equal to two times the gross amount of their annual base salary.

The table below reflects the shareholding requirements imposed on each NEO and the extent to which each has achieved such shareholding requirement:

NEO	Salary	Ownership Multiple	Ownership Requirement	Current Ownership(1)	Compliance
Executive Chairman	$500,000	3x	$1,500,000	$39,968,026	Y
President and CEO	$670,800	3x	$2,012,400	$3,307,562	Y
Vice President, Operations Executive Vice President and CFO	$488,800 $442,000	2x 2x	$977,600 $884,000	$1,272,103 $1,503,383	Y Y
Executive Vice President, Corporate Affairs and Sustainability	$330,000	2x	$660,000	$1,231,711	Y

(1)	Current Ownership includes Shares, RSUs and PSUs.

Ownership values for the purposes of our Share Ownership Policy are calculated as of the effective date of the policy (April 7, 2017) for securities held prior to the implementation of the policy or, for securities acquired after April 7, 2017, the acquisition cost of such securities. The value of the RSUs and PSUs is based on their grant date value.

Insofar as our NEOs have until 2020 to meet their shareholding requirements, all NEOs have achieved their requisite shareholdings. Each NEO is required to maintain their minimum ownership level throughout his or her term as a NEO.

i)	An Anti-Hedging Policy

We have an Anti-Hedging Policy that prevents our executive officers, including NEOs, and non-executive directors from purchasing financial instruments designed to hedge or offset any decrease in market value of our Shares or any of our other securities. As such, no NEO or independent director has purchased any financial instruments (such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds) designed to hedge or offset a decrease in the market value of the equity-based securities granted as compensation or held, directly or indirectly, by the NEO or independent director.

j)	An Executive Compensation Recovery Policy (‘Clawback’ Policy)

We have an Executive Compensation Recovery Policy to ensure that if an officer of the Company has engaged in fraud, theft, embezzlement, serious misconduct or negligence, irrespective of whether there was a material restatement of previously issued financial statements, the Board may:

(a)
seek recovery from such officer of the portion of the performance-based compensation awarded to the officer during the 24 months preceding the date on which the Company is required to prepare the accounting restatement (the “Restatement Date”) that is greater than the compensation that would have been awarded had the compensation been based on the restated financial results; and

(b)
cancel any unvested equity compensation or claw-back any vested equity compensation or other incentive awards awarded to the officer during the 24 months preceding the Restatement Date and require the officer to repay the after tax amount of any gain on the exercise of options or settlement of other equity compensation which were exercised or settled within the 12 months from the end of the financial period that was the subject of financial restatement.

Strategy and Approach to Compensation

Our employees are a key asset and a principal source of our competitive advantage. Our success depends upon attracting and retaining a group of highly qualified and motivated executives and employees dedicated to our success and strong long-term performance. The mining industry is a competitive labour market and achieving the appropriate compensation arrangements across all levels of our employee structure is critical to our success.

The main objective of the Compensation Committee is to discharge the responsibilities of the Board relating to the compensation and benefits of our executive officers and directors. In doing so, the Compensation Committee ensures that we have an executive compensation plan that is motivational and competitive and that will attract and inspire the performance of executive officers of a caliber that will ensure and enhance our sustainability, profitability and growth. The objective of our executive compensation package is:

(a)	to attract and retain high quality employees with the requisite skill set;

(b)	encourage and motivate outstanding performance and contributions;

(c)	link compensation with short and long-term performance results; and

(d)	achieve alignment of our executive team with shareholder interests.

Benchmarking

A core tenet of our Compensation Philosophy is to provide comparative compensation in support of attraction and motivation of high caliber executives. Our objective is to establish compensation levels that are fair and reasonable, based on peer-company benchmarking, but offering significant incentive for above average performance.

In determining an appropriate group of comparator mining companies, the Compensation Committee, in consultation with Lane Caputo, considered various factors, including but not limited to the following: gold/silver development companies, companies with production of 200,000 to 700,000 gold equivalent ounces of annual production and companies with a comparative market capitalization of approximately $500 million to $5 billion. We review these companies annually to ensure the peer group is comparative. The same group is used to benchmark our independent director compensation.

Comparative data for the following 15 peer companies (our “Peer Companies”), decreased from 18 in 2017, was evaluated after being accumulated from a number of external sources. The group of Peer Companies decreased from 18 in 2017 as development stage companies were dropped from the group.

Alamos Gold Inc.	Eldorado Gold Corp.	OceanaGold Corp.
B2Gold Corp.	Hecla Mining Co.	Pan American Silver Corp.
Centerra Gold Inc.	Kirkland Lake Gold Ltd.	SSR Mining Inc.
Coeur Mining Inc.	New Gold Inc.	Tahoe Resources Inc.
Detour Gold Corp.	Northern Star Resources Ltd.	Torex Gold Resources Inc.

We selected these 15 producing precious metal companies as our Peer Companies on the basis that they are the direct competitors for the individuals we require to build our Company into a significant precious metals producer. Comparative data was used for the purposes of considering the competitiveness of our 2018 Executive compensation.

With respect to benchmarking and targeting of compensation for our NEOs, salary is targeted at the median salary paid to the corresponding NEO of our Peer Companies and overall compensation will be targeted above the median when above average performance is achieved in our Corporate Objectives (as defined below).

In 2018, with our successful achievement of our first year of commercial production and achieving other significant refinancing milestones, the Compensation Committee targeted total compensation of our Peer Companies at the 75th percentile for our NEOs.

Executive Compensation

There are three basic components to our Executive compensation arrangement: base salary, STI and LTIP. In some cases, there may be additional incremental non-cash compensation.

The Compensation Committee is cognitive to focus each of the three compensation components on specific areas that acknowledge both the short-term objectives of the Company and the longer-term risk so that incentives align with shareholders through total shareholder returns (“TSR”). In this way, the compensation metrics are separate and do not provide for any duplication of compensation awards.

1. Base Salary

Base salary is reviewed annually and is considered in the context of total compensation, to be managed within a prescribed range for each executive position. This allows salaries to reflect employee qualifications, competencies and performance and allows flexibility in recruitment and retention and ensures our market competitiveness.

The Compensation Committee reviewed our executive salaries for the year ended December 31, 2018 in the context of a market analysis of our Peer Companies undertaken by Lane Caputo; our executive salaries are targeted at the median (50th percentile) of our Peer Companies. Our CEO, Joseph Ovsenek, has a salary below the 50th percentile of our Peer Companies and requested that his salary for 2019 remain at the 2018 level, as the Company ramps up production to 3,800 tonnes per day.

2. Short Term Incentive Awards (STI)

The objective of our STI is to reward our executives for the achievement of our annual Corporate Objectives as well as their personal objectives. Commencing in 2018 and subject to the achievement of Corporate Objectives and the review and approval of the Compensation Committee and the Board, 70% of a projected STI for a year will be paid prior to such year end. The remaining 30% will be evaluated during the first quarter of the following year, upon final year-end operational reconciliation of key performance indicators. These final performance objectives will then be reconciled against the Corporate Objectives and a determination will be made with respect to the final STI to be paid. In this manner, officers and employees who previously received all of their short-term bonus in a calendar year, will receive such bonus over two payment periods, ensuring that short-term incentive payments are commensurate with achievement of targets in the full year of production.

Our executives earn an annual award based on corporate and individual performance factors. These ratios may be adjusted by the Compensation Committee depending on the level of corporate or individual focus.

Executive Performance Factors 2018
Position	Corporate	Individual
Executive Chairman	100%	0%
President and CEO	100%	0%
EVP and CFO	70%	30%
Vice President, Operations	70%	30%
Other NEOs	60%	40%

Annual incentives are then calculated as follows:

Corporate Incentive Pay:
Salary	x	Corporate Performance Weighting	x	Achieved Corporate Performance Multiplier

Individual Incentive Pay:
Salary	x	Individual Performance Weighting	x	Achieved Individual Performance Multiplier

Total Incentive Pay = Corporate Incentive Pay + Individual Incentive Pay

For 2018, our Corporate Performance Weighting against our annual Corporate Objectives was 123.6%.

2018 Corporate Objectives

Our executive compensation is modelled on performance-based awards. Accordingly, we have established and formalized corporate objective targets for our executives (our “Corporate Objectives”).

Our 2018 Corporate Objectives were informed by our focus on achieving steady state mining operations, refinancing our construction credit facility and generating free cash flow to repurchase our precious metal stream, and obtaining necessary permit amendments to increase production to 3,800 tonnes per day, all complimented by our continuous focus on site safety, environment and social issues. These 2018 Corporate Objectives evolved from our 2017 Corporate Objectives, which focused on achieving commercial production and generating free cash flow. The following table sets out our 2018 Corporate Objectives.

Multiplier	%	0.0	0.5	1.0	1.5	2.0
Corporate/Operational (70%)
Production (ounces)(1)	30	<300,000	300,000	350,000	375,000	400,000
AISC (USD/ounce)	10	>900	900	800	750	700
Grade Control Program (RC drilling and Sampling)	5	Operating and integrated into short-term mine planning after September 30	Operating and integrated into short- term mine planning by September 30	Operating and integrated into short-term mine planning by June 30	Operating and integrated into short- term mine planning by March 31
Corporate	15		Extend credit facility to December 31, 2019		Refinance credit facility(2)	Refinance credit facility/ repurchase stream(3)
Permitting	10					Amendment issued to increase mill rate to 3,800 tpd
Safety, Environmental & Social (30%)
Safety LTI’s/ 200,000 man-hours	15	1.0	0.8	0.7	0.6	0
Sustainability and Social	15		One material non-compliance(4)	Material compliance	No environmental citations
Total Defined	100
Discretionary	20
Total	120

(1)	With the update to the Company’s production guidance for the second half of 2018, the target for 1.0 was increased to 375,000 ounces.

(2)	Refinance the construction credit facility in full (principal and accrued interest).

(3)	Refinance the construction credit facility in full (principal and accrued interest) and repurchase 100% of the precious metals stream.

(4)	A material non-compliant event is a cease work order.

The following table details our achievements in 2018 in respect to our 2018 Corporate Objectives:

Multiplier	%	0.0	0.5	1.0	1.5	2.0	Actual	Multiplier	MxW
Corporate/Operational (70%)
Production (ounces) (1)	30	<300,000	300,000	350,000	375,000	400,000	376,012	1.0(4)	0.300
AISC (USD/ounce)	10	>900	900	800	750	700	764	1.36	0.136
Grade Control Program (RC drilling and Sampling)	5	Operating and integrated into short-term mine planning after September 30	Operating and integrated into short- term mine planning by September 30	Operating and integrated into short-term mine planning by June 30	Operating and integrated into short- term mine planning by March 31		Mar. 7	1.5	0.075
Corporate	15		Extend credit facility to December 31, 2019		Refinance credit facility(2)	Refinance credit facility/ repurchase stream(3)	Dec. 18	2.0	0.300
Permitting	10					Amendment issued to increase mill rate to 3,800 tpd	Dec. 14	2.0	0.200
Safety, Environmental & Social (30%)
Safety LTI’s/ 200,000 man-hours	15	1.0	0.8	0.7	0.6	0	x	0	0
Sustainability and Social	15		One material non-compliance(4)	Material compliance	No environmental citations		√	1.5	0.225
Total Defined	100								1.236
Discretionary	20
Total	120

(1)	With the update to the Company’s production guidance for the second half of 2018, the target for 1.0 was increased to 375,000 ounces.

(2)	Refinance the construction credit facility in full (principal and accrued interest).

(3)	Refinance the construction credit facility in full (principal and accrued interest) and repurchase 100% of the precious metals stream.

(4)	A material non-compliant event is a cease work order.

We produced 376,012 ounces of gold in our first full year of production, missing our full year guidance of 387,000 ounces of gold by 3%. We achieved the median level of our AISC of $764 per ounce of gold produced. These achievements resulted in objective multipliers of 1.00 and 1.36, respectively, being awarded.

During the first quarter of 2018, we initiated a grade control program that provided granularity for stope grades and sequencing and that management improved throughout the year. For this achievement, a multiplier of 1.5 was awarded.

Throughout 2018, we focused on operational efficiencies and cash costs to enable us to generate sufficient cash to repurchase 100% of our callable 8% precious metals stream, which we announced on September 24 and closed on December 18. We also engaged with commercial banks throughout the year with respect to refinancing our construction credit facility. The closing of the refinancing package was announced on December 18. A multiplier of 2.0 was awarded for the achievement of each of these objectives.

We applied for permit amendments in December 2017 to allow for an increase in mill production to 3,800 tonnes per day. Management worked extensively throughout the year with the relevant government agencies and on December 14, 2018, we received the necessary amended permits. A multiplier of 2.0 was awarded for this accomplishment.

We continued our focus on safety in 2018 and although we achieved an LTI frequency of 0.386, due to a fatality on site by a contractor in February 2018, no multiplier was awarded for safety in 2018.

In addition, we continued with our focus on environmental stewardship and community engagement. No complaints or citations were received and, as a result, a multiplier of 1.5 was awarded.

The Compensation Committee may, at its discretion, award up to an additional 20% for exceptional accomplishment by the management and the operations team. In 2018, we achieved our “stretch” targets of: (1) debt refinancing and stream repurchase; and (2) receipt of amended permits to increase production and implemented our grade control program and achieved median AISC. With the milestones achieved at our Brucejack Mine and corporately in 2018, the Compensation Committee determined that the overall corporate achievements in 2018 were equal to or in fact surpassed the ramp-up accomplishments of 2017 for which an Achieved Corporate Performance Multiplier of 1.25 was awarded. However, we fell short of our 2018 production guidance by 3% and had a fatal injury by a contractor. For these reasons, the Compensation Committee determined not to award management a discretionary component. As a result, an Achieved Corporate Performance Multiplier of 1.236 was awarded, which is in line with multipliers awarded in 2016 and 2017.

2018 Personal Objectives

For 2018, annual personal incentives ranged from 74.2% to 86.5% of the following NEOs’ salaries:

Position	Corporate Performance Weighting
EVP and CFO	86.5%
Vice President, Operations	86.5%
EVP, Corporate Affairs and Sustainability	74.2%

The respective personal objectives weighting for each of our executives and their achieved multiplier are set out below along with the respective contribution from the achievement of the 2018 Corporate Objectives and total multiplier achieved for the specific calculation of STI for 2018.

Achieved Salary Multipliers for STI for Individual NEOs

	Corporate			Individual
NEO	Weight	Multiplier	W x M	Weight	Multiplier	W x M	Total Achieved
Executive Chairman	100%	1.236	123.6	-	-	-	123.6%
President and CEO	100%	1.236	123.6	-	-	-	123.6%
EVP and CFO	70%	1.236	86.5	30%	1.33	40	126.5%
VP, Operations	70%	1.236	86.5	30%	1.50	45	131.5%
EVP, Corporate Affairs and Sustainability	60%	1.236	74.2	40%	1.50	60	134.2%

3. Long-term incentive Awards (LTIP)

Our LTIP awards program consists of the grant of Options to purchase Shares under our Stock Option Plan and the grant of RSUs and PSUs under our RSU Plan.

To continue to refine our LTIP to align with shareholders’ interests, we began moving LTIP from RSUs to PSUs in 2017. This transition will be phased over three years, such that in 2017, 2018 and 2019, plan participants will receive 50% of the value of their LTIP in Options and 25% each in RSUs and PSUs. The RSUs will vest over three years while the PSUs cliff vest after three years, based on our TSR benchmarked to our peer group of companies on the S&P/TSX Composite Index/GDXJ. At the end of this phase-in period, our NEOs will receive a minimum of 50% of the value of their annual LTIP in PSUs. We believe through these incentive components, our executives and employees will be able to participate in our success as a company while their interests remain aligned with those of our shareholders.

Our LTIP program provides a framework for the Board regarding the granting of Options, RSUs and PSUs. PSUs are limited to the key management positions that have the responsibility for influencing our policy, strategy, long-term performance and associated outcomes. While previous grants may be taken into account when considering new grants, our granting of Options, RSUs and PSUs has been based on review of peer performance data by our Compensation Committee in consultation with Lane Caputo. The Compensation Committee makes recommendations to the Board with respect to grants to be given to each participant.

(a)
Options: Options are used to align our executive and other key employee interests with those of our shareholders by providing an incentive to achieve our long-term superior performance objectives. The Board has established a vesting schedule focused on the retention of our NEOs and other employees. Options vest over a three-year period, with one-third vesting on each of the first, second and third anniversary of the grant date.

(b)
RSUs and PSUs: In December 2015, we adopted the RSU Plan, which was subsequently approved by our shareholders at our annual meeting on May 12, 2016. The RSU Plan provides for awards of both RSUs and PSUs. Pursuant to the RSU Plan, each vested RSU and PSU represents the right to receive a cash payment or its equivalent in fully-paid Shares equal to the fair market value of the Shares as at the vesting date.

Further information on our Options, RSUs and PSUs can be found under the heading “Securities Authorized for Issuance Under Equity Compensation Plans” in this Information Circular. Both the Option Plan and the RSU Plan are administered by the Compensation Committee, which has the authority to determine the eligible participants to whom Options, RSUs and/or PSUs may be granted, as applicable, and the amount of the awards under each grant.

For our LTIP in 2018, our Compensation Committee worked with Lane Caputo to determine the target amount of such awards. Upon its determination, the target amount was split equally between Options and RSUs and PSUs, save for that of our Executive Chairman whose LTIP is calculated as a percentage of the CEO’s LTIP and is awarded only in RSUs. Further details regarding compensation paid to our NEOs, including LTIP awards is set out under the heading “Named Executive Officer Compensation – Summary Compensation Table”.

4. Incremental Non-cash Compensation

In addition to the executive compensation arrangement outlined above, all of our employees are eligible to participate in our provided health and wellness benefits, paid vacation and other perquisites. We review these benefits for competitiveness as we continue to grow.

Performance Graph

Based on an initial investment of $100 in our Shares on December 31, and a $100 investment in the S&P/TSX Composite Index (with dividend reinvestment), the following tables provide a comparison of total returns for the three- and five-year periods ended December 31, 2018:

Three-year Comparison
December 2015 – December 2018

	12/31/2015	12/31/2016	12/31/2017	12/31/2018
Pretivm Shares	$100.00	$159.77	$206.03	$166.24
S&P/TSX Composite Index Total Return	$100.00	$121.08	$132.08	$120.34
S&P/TSX Global Gold Index	$100.00	$150.96	$153.00	$147.73

Five-year Comparison
December 2013– December 2018

	12/31/13	12/31/14	12/31/15	12/31/16	12/31/17	12/31/18
Pretivm Shares	$100.00	$122.45	$127.01	$202.92	$261.68	$211.13
S&P/TSX Composite Index Total Return	$100.00	$110.55	$101.34	$122.71	$133.85	$121.96
S&P/TSX Global Gold Index	$100.00	$94.25	$84.70	$127.87	$129.59	$125.13

Our approach to compensation is closely tied to our goal of creating long-term shareholder value through consistent performance relative to our peers, with the specific goal of advancing our Brucejack Mine to be a low-cost intermediate gold mine. Since our initial public offering (“IPO”), over a period of seven years, we have advanced Brucejack from exploration through engineering, permitting, and a strong year of commercial production and significant free cash flow generated; a significant achievement compared to the industry norms.

During the period from our IPO to September 2013, the cumulative total shareholder return on our Shares exceeded that of the total shareholder return of the S&P/TSX Composite Total Return Index (the “Index”). During that period, our executive compensation remained substantially constant. During the fourth quarter of 2013, however, our Share price declined reducing the cumulative total shareholder return on our Shares below that of the Index. As a result, for the year ended December 31, 2013, our CEO did not receive any short-term incentive compensation while compensation to our other NEO’s remained substantially constant.

Though 2014 continued to be a challenging year for gold and gold equities, the cumulative total shareholder return on our Shares increased, but remained below that of the Index. During 2014, our NEOs were granted their first increases in base salary since our IPO, with other compensation remaining substantially constant. In 2015, we, like other companies, continued to be influenced in part by low metal prices that had been in decline for four years and the lowest in six years. In 2016, with the continued de-risking of Brucejack and an increase in gold price, we outperformed the S&P/TSX Composite Index with our Share price increasing 60% over the year. In 2017, achieving commercial production, we further outperformed the S&P/TSX Composite Index with our share price increasing 29% over the year. In 2018, our first year of production, our Share price decreased as our gold production did not meet market expectations.

Our Compensation Committee has historically not set ’Share price targets’, given numerous uncontrollable factors that can affect Share price during exploration and development; however, the Compensation Committee and the other Board members review our Share price performance against peer performance and against various market indices in approving compensation recommendations. Other factors considered in determining annual bonuses are the success of the NEOs in achieving their individual objectives and their respective contributions to the Company in reaching its overall goals.

During 2014, our approach to executive compensation transitioned from that of an exploration company to a pre-development company and that continued in 2015. While our focus was on the exploration of Brucejack, our executive compensation was primarily salary and Option-based. As part of our strategy in 2015, we re-evaluated our approach to executive compensation and performance-based incentives were added, such as the RSU Plan. The ultimate value that is received with respect to RSUs is directly related to Share price performance.

In 2016, our compensation awards further evolved to become more performance-based and Corporate Objective targets were established for our NEOs, with a focus on the construction timeline, budget, safety and the environment at Brucejack. These target objectives contributed to the STI compensation component for the NEOs, as discussed above.

In 2017, our compensation structure was enhanced based on industry best practices and advice from Lane Caputo. LTIP was made up of 50% Options, 25% RSUs and 25% PSUs which have a performance component and will be awarded based on our relative TSR over a three-year period and benchmarked against performance of our Peer Companies.

For 2018, our compensation structure reflects industry best practices based on advice from Lane Caputo. We feel that our executive compensation policy is effective and supports the relationship between the compensation earned by our NEOs and the return to shareholders.

Named Executive Officer Compensation

Statement of Executive Compensation

For the year ended December 31, 2018, our five NEOs were:

(a)	Robert Quartermain, our Executive Chairman;

(b)	Joseph Ovsenek, our President and CEO;

(c)	Tom Yip, our Executive Vice President (“EVP”) and CFO;

(d)	David Prins, our Vice President, Operations; and

(e)	Michelle Romero, our EVP, Corporate Affairs and Sustainability.

Summary Compensation Table

The following table is a summary of compensation paid to our Named Executive Officers for the last three fiscal years.

Name and principal position	Year	Salary ($)	Share- based awards ($)(1)	Option-based awards ($)(2)	Non-equity incentive plan compensation ($)		All other compensation ($)(4)	Total compensation ($)
					Annual incentive plans(3)	Long-term incentive plans
Robert Quartermain(5)(9) Executive Chairman	2018 2017 2016	500,000 500,000 550,000	1,022,039 1,149,470 662,491	Nil Nil 662,500(8)	790,625 781,250 845,000	Nil Nil n/a	19,561 20,041 16,434	2,332,225 2,450,761 2,736,425
Joseph Ovsenek(5) President and CEO	2018 2017 2016	670,800 645,000 450,000	328,647 370,792 472,498	711,027(6) 741,596(7) 472,500(8)	1,048,125 1,007,800 867,000	328,647 370,792 n/a	21,501 22,387 20,506	3,108,748 3,158,367 2,282,504
Tom Yip EVP and CFO	2018 2017 2016	442,000 425,000 375,000	140,852 188,574 322,998	304,725(6) 377,146(7) 323,000(8)	497,800 490,700 484,000	140,852 188,574 n/a	68,931 69,786 64,419	1,595,159 1,739,781 1,569,417
David Prins(10) Vice President, Operations	2018 2017 2016	488,017 n/a n/a	164,324 n/a n/a	355,514(6) n/a n/a	550,500 n/a n/a	164,324 n/a n/a	12,725 n/a n/a	1,735,403 n/a n/a
Michelle Romero EVP, Corporate Affairs and Sustainability	2018 2017 2016	330,000 300,000 250,000	126,426 126,418 145,993	251,600(6) 252,845(7) 146,000(8)	378,700 344,300 268,000	126,426 126,418 n/a	23,216 19,742 16,420	1,236,368 1,169,724 826,413
(1)
For Share-based awards, the fair value is based on the average of the market price of our Shares for the five days preceding the grant date. The grant date fair value of Share-based awards as presented will differ from the compensation expense included for these grants in the Company’s financial statements, as in accordance with IFRS accounting requirements the compensation expense reflects only the fair value amortized in the period based on each grant’s vesting terms.

(2)
For Option-based awards, the fair value is calculated using the Black-Scholes model. This value is the same as the fair value established in accordance with IFRS accounting requirements and was determined using various assumptions including share price volatility on the grant date taking into account the expected life of the option, an assumption that no dividends are to be paid and a risk-free interest rate determined by the Bank of Canada for the grant date.

(3)	Annual cash bonus paid to each NEO.

(4)
This amount includes the Company’s contribution to a registered retirement savings plan made on behalf of the NEO in which the NEO’s contribution may be matched up to a maximum of 4% of their annual salary, as well as additional perquisites such as health and wellness benefits, life insurance and housing.

(5)	Dr. Quartermain and Mr. Ovsenek do not receive compensation for their services as directors of the Company.

(6)
On December 11, 2018, the Company awarded Options to the NEOs at a per Share exercise price of $9.78, expiring on December 11, 2023. These Options have a grant date fair value of $4.87 each, calculated using the Black-Sholes option pricing model with a per Share exercise price of $9.78, expected life of five years and volatility of 55.9%.

(7)
On December 12, 2017, the Company awarded Options to the NEOs at a per Share exercise price of $12.97, expiring on December 12, 2022. These Options have a grant date fair value of $7.05 each, calculated using the Black-Sholes option pricing model with a per Share exercise price of $12.97, expected life of five years and volatility of 63.8%.

(8)
On December 14, 2016, the Company awarded Options to the NEOs at a per Share exercise price of $9.73, expiring on December 14, 2021. These Options have a grant date fair value of $5.17 each, calculated using the Black-Sholes option pricing model with a per Share exercise price of $9.73, expected life of five years and volatility of 63.2%.

(9)
In addition to his annual compensation, Dr. Quartermain has a retirement allowance of $6 million, starting in January 2020, which will be paid out over three years. Please see “- Employment, Termination and Change of Control Benefits - Employment Agreements” below.

(10)	Mr. Prins joined the Company as Vice President, Operations effective May 1, 2018.

Pension Plan Benefits

We do not have a defined benefit, defined contribution or deferred compensation pension plan.

Incentive Plan Awards - Outstanding Option Based and Share-Based Awards

The following table sets out all Option-based and Share-based awards outstanding for each NEO as at December 31, 2018.

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised Options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money Options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(2)	Market or payout value of vested share-based awards not paid out or distributed ($)
Robert Quartermain	167,000 150,000 128,143	8.72 7.29 9.73	01/20/20 12/08/20 12/14/21	475,950 642,000 235,783	20,659(4) 58,587(5) 104,503(6)	233,653 662,619 1,181,929	Nil
Joseph Ovsenek	39,825 100,000 150,000 91,392 105,254 146,128	5.85 8.72 7.29 9.73 12.97 9.78	12/17/18(3) 01/20/20 12/08/20 12/14/21 12/12/22 12/11/23	227,799 285,000 642,000 168,161 Nil 261,569	14,734(4) 18,899(5) 28,348(6) 33,604(7) 33,604(8)	166,642 213,748 320,616 380,061 380,061	Nil
Tom Yip	4,000 40,000 310,000 75,000 62,475 53,528 62,626	5.85 8.72 6.96 7.29 9.73 12.97 9.78	12/17/18(3) 01/20/20 03/03/20 12/08/20 12/14/21 12/12/22 12/11/23	22,880 114,000 1,429,100 321,000 114,954 Nil 112,100	10,073(4) 9,612(5) 14,417(6) 14,402(7) 14,402(8)	113,926 108,712 163,056 162,887 162,887	Nil
David Prins	300,000 30,000 100,000 56,771 73,064	6.75 9.73 13.17 12.97 9.78	03/10/21 12/14/21 05/12/22 12/12/22 12/11/23	1,446,000 55,200 Nil Nil 130,785	10,194(5) 15,290(6) 16,802(7) 16,802(8)	115,294 172,930 190,031 190,031	Nil
Michelle Romero	30,000 30,000 30,000 28,239 35,886 51,708	6.55 8.72 7.29 9.73 12.97 9.78	10/15/19 01/20/20 12/08/20 12/14/21 12/12/22 12/11/23	150,600 85,500 128,400 51,960 Nil 92,557	4,553(4) 6,444(5) 9,665(6) 12,927(7) 12,927(8)	51,494 72,882 109,311 146,204 146,204	Nil

(1)	Calculated based on the difference between the market price of our shares on the TSX on December 31, 2018 ($11.57) and the exercise price of the Option.

(2)	The market or payout value of the RSUs that have not vested as at December 31, 2018 is $11.31 per RSU.

(3)	Option expiration date has been extended due to applicable blackout period, pursuant to the terms of the Stock Option Plan.

(4)	RSUs granted under our RSU Plan in December 2016.

(5)	RSUs granted under our RSU Plan in December 2017.

(6)	PSUs granted under our RSU Plan in December 2017.

(7)	RSUs granted under our RSU Plan in December 2018.

(8)	PSUs granted under our RSU Plan in December 2018.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value of incentive plan awards vested or earned by our NEOs during the year ended December 31, 2018.

Name	Option-based awards Value vested during the year ($)(1)	Share-based awards Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Robert Quartermain	2,243	965,548	Nil
Joseph Ovsenek	(96,457)	715,032	Nil
Tom Yip	(48,775)	385,004	Nil
David Prins	(189,045)	49,309	Nil
Michelle Romero	(32,936)	171,742	Nil

(1)	This is the aggregate dollar value that would have been realized if the Options had been exercised on their vesting date and assuming the NEO had the entire vested amount available for exercise.

Employment, Termination and Change of Control Benefits

Employment Agreements

We have entered into employment agreements with each of our NEOs. In 2018, each of our NEOs compensation was comprised of a base salary, benefits, an annual performance bonus based on our annual Corporate Objectives (STI) and a long-term incentive award (LTIP). Each of our NEO’s employment agreements contain confidentiality provisions of indefinite application. As well, each of the NEOs has agreed to give us at least three months’ notice in writing and to provide transition assistance as may be required if he or she wishes to terminate his or her employment.

Robert Quartermain, Executive Chairman: We entered into an employment agreement on January 1, 2017 with Dr. Quartermain whereby Dr. Quartermain will serve as our Executive Chairman for a period of three years expiring December 31, 2019 (the “Executive Term”) after which Dr. Quartermain’s employment will cease and he will serve as Chairman of the Board until at least December 31, 2022, subject to his continued election as a director by the shareholders of the Company. Under the terms of Dr. Quartermain’s employment agreement, he will receive a base salary, benefits, an annual performance bonus based on the annual Corporate Objectives set by the Compensation Committee of the Board and a long-term incentive award. A retirement allowance of $6,000,000 will be paid to Dr. Quartermain over three years commencing January 1, 2020 following the expiration of the Executive Term. The terms of Dr. Quartermain’s employment agreement were determined through negotiation between Dr. Quartermain and the Compensation Committee, with advice from legal counsel and based on industry standards.

Joseph Ovsenek, President and CEO: We entered into an employment agreement with Mr. Ovsenek in January 2011, as amended and restated in September 2012, which was determined through negotiation between Mr. Ovsenek and Dr. Quartermain and discussed with and approved by the former Compensation and Corporate Governance Committee, with advice from legal counsel and based on industry standards.

Tom Yip, EVP and CFO: We entered into an employment agreement with Mr. Yip in January 2015 whereby Mr. Yip agreed to serve as Vice President and our CFO. The terms of Mr. Yip’s employment agreement were determined through negotiation between Mr. Yip and Mr. Ovsenek and discussed with and approved by the former Compensation and Corporate Governance Committee and the Board, with advice from legal counsel and based on industry standards.

David Prins, Vice President, Operations: We entered into an employment agreement with Mr. Prins in May 2018. The terms of Mr. Prins’ employment agreement were determined through negotiation between Mr. Prins and Mr. Ovsenek and discussed with and approved by the Compensation Committee and the Board, with advice from legal counsel and based on industry standards.

Michelle Romero, EVP, Corporate Affairs and Sustainability: We entered into an employment agreement with Ms. Romero in August 2013, the terms of which were determined through negotiation between Ms. Romero and Dr. Quartermain and discussed with and approved by the former Compensation and Corporate Governance Committee, with advice from legal counsel and based on industry standards.

Termination and Change of Control Benefits

Termination without Cause

Upon termination without cause, each of Messrs. Ovsenek, Yip and Prins, and Ms. Romero would be entitled to receive twenty-four months of his or her base salary and twice the average annual performance bonus calculated in accordance with their employment agreement in the three years immediately preceding termination. Upon termination without cause, all unvested stock options granted pursuant to the Stock Option Plan would immediately vest (the “Separation Package”). RSUs and PSUs granted under the RSU Plan would terminate unvested. Any such Separation Package payable to our NEOs is required to be paid to him or her within five days of the termination of employment.

Dr. Quartermain, upon termination without cause, would be entitled to a lump sum payment equal to either: (a) two times the base salary and two times the target bonus or (b) where there is less than two years remaining on Dr. Quartermain’s Executive Term, the base salary for the remainder of the Executive Term and a pro-rated bonus for any period for which Dr. Quartermain was not awarded a bonus up to the end of the Executive Term. The bonus shall be calculated as the sum of any actual bonus paid in the preceding two year period or the target bonus where no actual bonus in that period has been awarded at the time of calculation (the target bonus is set at $800,000). All unvested stock options, RSUs or other similar securities would immediately vest and any unpaid portion of Dr. Quartermain’s Retirement Allowance will be paid in full. Dr. Quartermain’s medical service plan, extended health and life insurance coverage will continue for the duration of the Executive Term.

On termination without cause, the following table below sets out the estimated incremental payments, payables and benefits that would be due to the NEOs, assuming termination on December 31, 2018 without cause:

Name	Base Salary ($)	Bonus ($)	Option-Based Awards(4)($)	All Other Compensation ($)	Total ($)
Robert Quartermain	500,000	1,571,875(2)	1,353,733	8,078,201(5)	11,503,809
Joseph Ovsenek	1,341,600(1)	1,948,617(3)	1,584,529	-	4,874,746
Tom Yip	884,000(1)	981,667(3)	2,114,035	-	3,979,701
David Prins	976,033(1)	1,101,000(3)	1,631,985	-	3,709,018
Michelle Romero	660,000(1)	660,667(3)	509,017	-	1,829,684

(1)	24 months’ base salary.

(2)	Sum of actual bonus paid in the preceding two-year period.

(3)
Twice the average annual performance bonus over the past three years, however if such termination occurs within the first three years of the employment agreement, the average annual performance bonus calculation will use the performance bonus earned for the completed years.

(4)
Assumes the vesting of all outstanding Options and is calculated based on the difference between the market price of our Shares on the TSX on December 31, 2018 ($11.57) and the exercise price of each Option.

(5)
Assumes the vesting of all of Dr. Quartermain’s RSUs and is calculated based on the fair market value of our Shares on the TSX on December 31, 2018 ($11.31), together with payment of his retirement allowance in full.

Termination on Change of Control

In the event of a take-over bid, tender or exchange offer, proxy contest or any similar event or occurrence or series of events or occurrences, or the execution of an agreement which, if consummated, would constitute a change of control (as defined in each respective employment agreement), our NEOs will not voluntarily leave the employ of the Company until the change of control occurs or, if earlier, such take-over bid, tender or exchange offer, proxy contest or similar event or occurrence or series of events or occurrences, or agreement is terminated or abandoned. Under the terms of Dr. Quartermain’s employment agreement, on a change of control, Dr. Quartermain may elect to terminate his employment within 90 days of the change of control.

In the event that within 12 months following a change of control, (i) a NEO’s employment is terminated without just cause; or (ii) our NEO terminates his or her employment for good reason (as defined in each respective employment agreement), then the NEO will be provided the Separation Package. Our Board has the authority to cause unvested RSUs issued under the RSU Plan to become vested.

On termination without cause occurring in connection with a change of control or if the NEO terminates his or her employment for good reason, the following table below sets out the estimated incremental payments, payables and benefits that would be due to the NEOs, assuming termination on December 31, 2018 and vesting of all unvested RSUs and PSUs pursuant to the terms of the RSU Plan and Board approval:

Name	Base Salary ($)	Bonus ($)	Option-Based Awards(4) ($)	All Other Compensation(5) ($)	Total ($)
Robert Quartermain	500,000	1,571,875(2)	1,353,733	8,078,201	11,503,809
Joseph Ovsenek	1,341,600(1)	1,948,617(3)	1,584,529	1,461,128	6,335,874
Tom Yip	884,000(1)	981,667(3)	2,114,035	711,467	4,691,168
David Prins	976,033(1)	1,101,000(3)	1,631,985	668,285	4,377,303
Michelle Romero	660,000(1)	660,667(3)	509,017	526,096	2,355,780

(1)	24 months’ base salary.

(2)	Sum of actual bonus paid in the preceding two-year period.

(3)
Twice the average annual performance bonus over the past three years, however if such termination occurs within the first three years of the employment agreement, the average annual performance bonus calculation will use the performance bonus earned for the completed years.

(4)
Assumes the vesting of all outstanding Options and is calculated based on the difference between the market price of our Shares on the TSX on December 31, 2018 ($11.57) and the exercise price of each Option.

(5)	Assumes the vesting of all RSUs and PSUs and is calculated based on the fair market value of our Shares on the TSX on December 31, 2018 ($11.31).

Director Compensation

Our independent director compensation is designed to attract and retain high caliber Board members and our approach to Board compensation is to be competitive with our peers, reflect best practice and take into account corporate governance trends. In 2018, comparative director compensation data from our Peer Companies was accumulated and reviewed.

The Compensation Committee reviews our Board compensation on an annual basis and recommends revisions to the compensation paid to our directors when warranted in the circumstances. In addition, the Board may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director.

In 2018, we implemented a Deferred Share Unit Plan (the “DSU Plan”) to promote a greater alignment of long-term interests between non-employee directors and our shareholders, and to provide a compensation system for non-employee directors that, together with our other compensation mechanisms, is reflective of the responsibility, commitment and risks that accompany Board membership and the performance of the duties required of our directors. Going forward, equity grants to non-employee directors shall be in the form of DSUs. Further information regarding the DSU Plan and DSUs granted thereunder is provided under the subheading ”- Deferred Share Unit Plan” below.

For 2018, our independent directors were compensated for their services as directors through a combination of an annual retainer fee and grants of DSUs. Independent directors are not compensated based on performance. Our directors were also reimbursed for reasonable travel and other out-of-pocket expenses incurred in connection with attending meetings and otherwise carrying out their duties as directors of the Company. The 2018 annual retainers were as follows:

Director	$90,000
Lead Director	$75,000
Audit Committee Chair	$40,000
Compensation Committee Chair	$40,000
Corporate Governance Committee Chair	$30,000
Sustainability & Technical Committee Chair	$30,000

For 2019, upon recommendation from our Compensation Committee and Lane Caputo, the Board determined to reduce the cash component of our independent director compensation. This ensures that our independent director compensation is in line with our target of 50th percentile for salary and 75th percentile for total compensation in comparison to our Peer Companies. The 2019 annual retainers are as follows:

Director	$85,000
Lead Director	$75,000
Audit Committee Chair	$25,000
Compensation Committee Chair	$20,000
Corporate Governance Committee Chair	$15,000
Sustainability & Technical Committee Chair	$15,000

Robert Quartermain and Joseph Ovsenek, our non-independent directors, are not paid for their services as directors.

The following table sets out the total compensation each director received during 2018:

Name and Position	Director Retainer	Committee Chair Retainer(s)	Total Cash Retainer Fees Earned ($)

George Paspalas(1) Lead Director Sustainability and Technical Committee Chair Compensation Committee Chair	$165,000	$37,671	$202,671
David Smith(2) Director Audit Committee Chair Compensation Committee Member Corporate Governance and Nominating Committee Member	$90,000	$40,000	$130,000

Name and Position	Director Retainer	Committee Chair Retainer(s)	Total Cash Retainer Fees Earned ($)
Peter Birkey Director Corporate Governance and Nominating Committee Chair Audit Committee Member	$90,000	$30,000	$120,000
Faheem Tejani(3) Director Audit Committee Member Corporate Governance and Nominating Committee Member Sustainability and Technical Committee Member Compensation Committee Member	$57,610	Nil	$57,610
Robin Bienenstock(4) Director Compensation Committee Member Corporate Governance and Nominating Committee Member	$13,315	Nil	$13,315
C. Noel Dunn(5) Former Director Former Compensation Committee Chair Former Corporate Governance and Nominating Committee Member	$45,000	$20,000	$65,000
Shaoyang Shen(6) Former Director Former Audit Committee Member	$45,000	Nil	$45,000
Nicole Adshead-Bell(7) Former Director Former Compensation Committee Chair Former Corporate Governance and Nominating Committee Member Former Sustainability and Technical Committee Member Former Audit Committee Member	$67,500	$15,604	$83,104

(1)	Mr. Paspalas was appointed as the Chair of the Compensation Committee on August 13, 2018.

(2)	Mr. Smith was appointed as a member of the Corporate Governance and Nominating Committee from November 7 to 8, 2018.

(3)
Mr. Tejani was elected to the Board on May 10, 2018 and appointed as a member of the Audit Committee and the Corporate Governance and Nominating Committee on the same date. Mr. Tejani was appointed as a member of the Sustainability and Technical Committee on August 13, 2018, and as a member of the Compensation Committee from November 7 to 8, 2018.

(4)
Ms. Bienenstock was appointed to the Board, the Compensation Committee and the Corporate Governance and Nominating Committee on November 8, 2018. Ms. Bienenstock was appointed as the Chair of the Compensation Committee on February 14, 2019.

(5)	Mr. Dunn did not stand for re-election to the Board during 2018.

(6)	Mr. Shen did not stand for re-election to the Board during 2018.

(7)
Dr. Adshead-Bell ceased to be a member of the Audit Committee and was appointed as the Chair of the Compensation Committee on May 10, 2018. Dr. Adshead-Bell resigned from the Board, the Compensation Committee, the Corporate Governance and Nominating Committee and the Sustainability and Technical Committee on August 13, 2018.

The following table sets out all amounts of compensation provided to our non-executive directors for the year ended December 31, 2018:

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation(4) ($)	All other compensation ($)	Total ($)
George Paspalas	202,671	Nil	Nil	140,001	Nil	342,672
David Smith	130,000	Nil	Nil	140,001	Nil	270,001
Peter Birkey	120,000	Nil	Nil	140,001	Nil	260,001
Faheem Tejani	57,610	Nil	Nil	364,999(5)	Nil	422,609
Robin Bienenstock	13,315	Nil	Nil	364,999(5)	Nil	378,314
C. Noel Dunn(1)	65,000	Nil	Nil	Nil	Nil	65,000
Shaoyang Shen(2)	45,000	Nil	Nil	Nil	Nil	45,000
Nicole Adshead-Bell(3)	83,104	Nil	Nil	Nil	Nil	83,104

(1)	Mr. Dunn did not stand for re-election to the Board during 2018.

(2)	Mr. Shen did not stand for re-election to the Board during 2018.

(3)	Dr. Adshead-Bell resigned from the Board, the Compensation Committee, the Corporate Governance and Nominating Committee and the Sustainability and Technical Committee on August 13, 2018.

(4)	Represents the fair value of DSUs granted to each independent director, which is based on the market price of our Shares the trading day immediately preceding the grant date ($9.78).

(5)	Mr. Tejani and Ms. Bienenstock each received an additional grant of DSUs valued at $225,000, each, as initial grants for their respective election and appointment to the Board.

Outstanding Option-based and Share-based Awards

The following table sets out all Option-based and Share-based awards outstanding for each of our non-executive directors as at December 31, 2018.

Option-based awards that were granted have a price per Share based on the closing price of our Shares on the TSX on the day prior to the date of grant. Options that were awarded prior to 2017 vest one quarter every six months, commencing on the grant date and have a five-year term. Options that were granted in 2017 and thereafter vest one third every year on the anniversary date of the grant and have a five-year term. Share-based awards that were granted in the form of RSUs vest one third every year, commencing on the first anniversary of the grant date and have a three-year term. No Options or RSUs were granted to our independent directors in 2018.

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised Options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money Options(1) ($)	Number of Shares or units of Shares that have not vested (#)	Market or Payout value of Share-based awards that have not vested ($)(2)	Market of payout value of vested Share-based awards not paid out or distributed ($)
George Paspalas	50,000	8.72	01/20/20	142,500	4,989(3) 7,645(4) 14,315(5)	56,426 86,465 165,625	Nil

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised Options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money Options(1) ($)	Number of Shares or units of Shares that have not vested (#)	Market or Payout value of Share-based awards that have not vested ($)(2)	Market of payout value of vested Share-based awards not paid out or distributed ($)
David Smith	100,000	13.17	05/12/22	Nil	7,645(4) 14,315(5)	86,465 165,625	Nil
Peter Birkey	132,000 40,000	7.86 8.72	05/16/19 01/20/20	489,720 114,000	4,989(3) 7,645(4) 14,315(5)	56,426 86,465 165,625	Nil
Faheem Tejani	Nil	Nil	Nil	Nil	37,321(5)	431,804	Nil
Robin Bienenstock	Nil	Nil	Nil	Nil	37,321(5)	431,804	Nil
C. Noel Dunn(6)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Shaoyang Shen(7)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Nicole Adshead-Bell(8)	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)	Calculated based on the difference of the market price of our Shares on the TSX on December 31, 2018 ($11.57) and the exercise price of each Option.

(2)	The market or payout value of the RSUs that have not vested as at December 31, 2018 is $11.31 per RSU.

(3)	RSUs granted under our 2015 RSU Plan in December 2016.

(4)	RSUs granted under our 2015 RSU Plan in December 2017.

(5)	DSUs granted under our DSU Plan in December 2018. Pursuant to the DSU Plan, the DSUs may only be settled by cash payment.

(6)	Mr. Dunn did not stand for re-election to the Board during 2018.

(7)	Mr. Shen did not stand for re-election to the Board during 2018.

(8)	Dr. Adshead-Bell resigned from the Board on August 13, 2018.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets out the value of incentive plan awards for each of our non-executive directors, vested or earned during the year ended December 31, 2018:

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
George Paspalas	Nil	86,253	Nil
David Smith	Nil	36,982	Nil
Peter Birkey	Nil	86,253	Nil
Faheem Tejani	Nil	Nil	Nil

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Robin Bienenstock	Nil	Nil	Nil
C. Noel Dunn(2)	Nil	86,253	Nil
Shaoyang Shen(3)	Nil	86,253	Nil
Nicole Adshead-Bell(4)	Nil	Nil	Nil
(1)	This is the aggregate dollar value that would have been realized if the Options had been exercised on the vesting date and assuming the director had the entire vested amount available for exercise.

(2)	Mr. Dunn did not stand for re-election to the Board during 2018.

(3)	Mr. Shen did not stand for re-election to the Board during 2018.

(4)	Dr. Adshead-Bell resigned from the Board on August 13, 2018.

Deferred Share Unit Plan

In 2018, we implemented the DSU Plan as a component of our compensation for non-employee directors. Only non-employee directors are eligible to participate and to receive DSUs under the DSU Plan, which DSUs may be awarded by the Board from time to time. In addition, non-employee directors may elect to receive a portion or all of their respective annual cash remuneration in the form of DSUs.

The number of DSUs to be awarded to a participant under the DSU Plan is determined by dividing the portion of that participant’s annual cash remuneration (or other applicable amount) by the closing price of our Shares on the last trading day immediately preceding the last day of the quarter in which such portion of the annual cash remuneration (or other applicable amount) was earned. DSUs granted to a participant will be fully vested upon such grant; however, the participant is not entitled to payment in respect of the DSUs until his or her death, retirement or removal from the Board.

Pursuant to the DSU Plan, DSUs may only be settled by way of cash payment. The settlement amount of each DSU is based on the closing price of our Shares on the last trading day immediately preceding the DSU redemption date multiplied by the number of DSUs being redeemed. In case of payment of dividends on our Shares, participants under the DSU Plan will receive the value of the dividend in the form of DSUs.

The DSU Plan also provides that, at the discretion of the Board, a participant may receive a grant of DSUs upon his or her first election or appointment to the Board, provided that the equity award value, based on grant date fair value, of such grant of DSUs, in combination with the equity award value, based on grant date fair value, of any grant made to such a participant in respect of his or her first election or appointment to the Board under any equity compensation plan shall not exceed $225,000.

Director Share Ownership Requirements

We have a Share Ownership Policy in place in order to align the interests of our non-executive directors with those of our shareholders. Each non-executive director is required to own a minimum of three times the gross amount of their annual director retainer of our Shares within three years of becoming a director. Each non-executive director is required to maintain their minimum ownership level throughout his or her tenure as a director of the Company.

Our non-executive directors’ current shareholdings are detailed in their individual director biographies found under the heading “Particulars of Matters to be Acted Upon – Election of Directors” in this Information Circular. All of our non-executive directors meet their shareholding requirements.

Initial Cash Grant

Up to 2016, our directors were provided with initial grants of 150,000 Options. With the Company’s progression to producer status, and in consultation with our compensation consultants, Lane Caputo, the Company chose to cease the practice of granting Options to new directors. To ensure that all new directors are treated equally in relation to legacy directors, the Company has decided to award new directors with initial grants of DSUs, in each case valued at $225,000. Such amount reflects the Black-Scholes value of previous initial grants of Options and assists new directors in satisfying the requirements under our Share Ownership Policy.

SECURITIES AUTHORIZED FOR
ISSUANCE UNDER EQUITY COMPENSATION PLANS

We have two equity compensation plans in place: the Stock Option Plan under which Options are issued and the RSU Plan under which RSUs and PSUs are issued (together, the “Plans”). The Plans each require shareholder approval every three years and were last approved at our annual meeting of shareholders in May 2016. As such, shareholders are being asked at the Meeting to consider, and if thought advisable, confirm and approve the Plans, as amended and further described herein and under the headings “Particulars of Matters to be Acted Upon – Certain Matters Relating to the Incentive Stock Option Plan” and “Particulars of Matters to be Acted Upon – Certain Matters Relating to the Restricted Share Unit Plan”. The intent of the Plans is to allow us to provide a flexible mix of compensation components to attract, retain and motivate the performance of the plan participants in alignment with our success and that of our shareholders. The following is a description of the specific information pertaining to each of the Stock Option Plan and the RSU Plan, and the proposed amendments thereto. For greater certainty, unless otherwise noted, the following descriptions apply to the Amended Stock Option Plan and the Amended RSU Plan, as applicable.

Options

Eligibility: Options may be granted to any of our directors, senior officers, employees, or permitted consultants or those of our subsidiaries.

Limits: The maximum number of Shares that may be reserved for issuance pursuant to Options granted under the Stock Option Plan shall not at any time exceed 10% of the total issued and outstanding Shares on a non-diluted basis on the date of the grant of Options. We currently have 184,208,091 Shares issued and outstanding and as such, we can issue up to a total of 18,420,809 Shares under the Plans. Under the Amended Stock Option Plan, this limit would be decreased to 5.5% (10,131,445 Shares as of the date hereof).

The total number of Shares that may be reserved for issuance to any one person pursuant to Options granted under the Stock Option Plan in any one year shall not exceed 5% of our issued and outstanding Shares on a non-diluted basis on the date of the grant of the Options (9,210,404 Shares as of March 28, 2019).

The maximum number of Shares that may be reserved for issuance pursuant to Options granted to our insiders, and the maximum number of Shares that may be issued pursuant to Options granted to our insiders in any one-year period, in each case together with the number of Shares reserved for issuance or issued to such insiders, as the case may be, under our other previously established or proposed equity compensation plans, shall not exceed 10% of our issued and outstanding Shares on a non-diluted basis (18,420,809 Shares as of March 28, 2019). Under the Amended Stock Option Plan, these limits would be decreased to 5.5% (10,131,445 Shares as of March 28, 2019). In addition, no more than 2% of our issued and outstanding Shares may be issuable to any individual insider or consultant within a one-year period when taken together with the number of Shares issuable to such insider or consultant under our other previously established or proposed equity compensation plans (3,684,161 Shares as of March 28, 2019).

No more than 1% of our issued and outstanding Shares may be issuable to our non-employee directors, as a group, within a one-year period, when taken together with the number of Shares issued to such non-employee directors under our other previously established or proposed equity compensation plans (1,842,080 Shares as of March 28, 2019). In addition to the foregoing limits, the Amended Stock Option Plan also provides that the aggregate equity award value of Options that may be granted to a non-employee director within any one-year period shall not exceed $100,000, and that the aggregate equity award value of all grants under all of our established or proposed equity compensation plans (including the Amended Stock Option Plan) that may be granted to such non-employee director within any one-year period shall not exceed $150,000.

Grants: The Board shall determine the number of Options to be granted, the price applicable to each Option, vesting conditions and any other terms and conditions at the time of grant of each Option.

Term: The Option period of an Option commences on the date of grant and expires on the fifth anniversary of such date.

Exercise Price: The Option price of any Option shall not be less than the last daily closing price per Share on the TSX on the trading day immediately preceding the grant date of such Option. Vested Options may be exercised at any time during the applicable Option period.

Assignability: Options are non-transferable and non-assignable, except by will or by laws governing the devolution of property to an Optionee’s executor, administrator or other personal representative in the event of death of the Optionee, or to a holding entity, an RRSP or an RRIF of the Optionee.

Tax Treatment: The Company will be responsible for withholding source deductions in respect of income taxable to the Optionee arising on exercise of the Options.

Termination: If an Optionee is terminated due to retirement, disability, redundancy, or because the company by which such Optionee is employed ceases to be a “related entity” (as defined in the Stock Option Plan) of ours, such Optionee shall have 60 days from the termination date to exercise all Options that were exercisable and have vested as of the termination date.

In the event of an Optionee’s death, such Optionee’s executor, administrator or other personal representative who acquired the right to exercise the Options by will or the laws of devolution shall have 365 days from the date of the Optionee’s death to exercise all Options that were exercisable and have vested as of the date of death.

In the event of a change of control (as defined in the Stock Option Plan and amended in the Amended Stock Option Plan) and termination of an Optionee other than for cause within six months thereof, all Options granted to such Optionee shall immediately vest on the termination date and be exercisable for 90 days from the termination date. The Amended Stock Option Plan revises the foregoing to provide that, in the event of a change of control and subsequent termination other than for cause of an Optionee within six months thereof, all time-based Options held by such Optionee shall vest immediately on the date of termination while the vesting of performance-based Options shall be subject to the Board’s determination of the extent of satisfaction of related performance criteria.

If an Optionee is terminated for cause, all Options held by such Optionee that have not been exercised prior to the termination date shall become null and void immediately upon such termination.

If an Optionee is terminated for reasons other than any of the above, such Optionee shall have 30 days from the termination date to exercise all Options that were exercisable and have vested as of the termination date.

The Board has the discretion to increase the periods permitted to exercise all or any of the Options following a termination, subject to applicable law.

Notwithstanding any of the foregoing, no Option shall be exercisable following the expiration of the applicable original Option period however, if an Option expires during a period in which we have imposed a trading blackout to restrict trades in our securities, the Option will expire ten business days after the blackout period is lifted.

Adjustments: If we amalgamate, consolidate or combine with or merge with or into another body corporate, whether by way of amalgamation, statutory arrangement or otherwise (a “Business Combination”), any Share receivable on the exercise of an Option shall be converted into the securities, property or cash which the optionee would have received upon such Business Combination if the Optionee had exercised his or her Option immediately prior to the effective date of such Business Combination and the Option price shall be adjusted as may be deemed necessary or fair and equitable by the Board. If (a) because of a proposed Business Combination (such as an amalgamation, consolidation or combination with or merger with or into another body corporate, whether by way of amalgamation, statutory arrangement or otherwise) the exchange or replacement of the Shares or those in another company is imminent, or (b) a take-over bid to purchase all of our Shares is made by a third party, the Board may, in a fair and equitable manner, determine the manner in which all unexercised Option rights granted under the Stock Option Plan shall be treated including, for example, requiring the acceleration of the time for the exercise of such rights by the Optionees and the time for the fulfilment of any conditions or restrictions on such exercises. The Amended Stock Option Plan limits the Board’s discretion to accelerate vesting of Options in the event of a Business Combination or an offer to purchase all of our Shares by a third-party, by providing that any accelerated vesting in such cases shall require the termination of an Optionee’s employment, engagement or directorship with the Company unless an Optionee’s economic interest in any Option would not be preserved or dilution or enlargement of any Option would not be prevented, in which case the Board shall have the authority to determine the acceleration of the time for the exercise of the Options irrespective of whether the Optionee’s employment, engagement or directorship with the Company is terminated.

Amendments: Our Board may, from time to time, subject to approval, if required, of the TSX or any other applicable regulatory body, suspend or terminate the Stock Option Plan. In the following circumstances, the Board may, subject to regulatory approval, amend or revise the terms of the Stock Option Plan or any Option without obtaining shareholder approval, provided that, in the case of any Option, no such amendment or revision may, without the consent of the optionee, materially decrease the rights or benefits accruing to such optionee or materially increase the obligations of such optionee, as follows:

(a)	amendments of a “housekeeping” nature including, but not limited to, of a clerical, grammatical or typographical nature;

(b)
to correct any defect, supply any information or reconcile any inconsistency in the Stock Option Plan in such manner and to such extent as shall be deemed necessary or advisable to carry out the purposes of the Stock Option Plan;

(c)	a change to the vesting provisions of any Option or the Stock Option Plan;

(d)	amendments to reflect any changes in requirements of any regulator or stock exchange to which we are subject;

(e)	a change to the termination provisions of an Option which does not result in an extension beyond the original Option period;

(f)	in the case of any Option, the substitution of another award of the same or different type;

(g)	in the case of any Option, such amendments or revisions to the adjustment provisions of the Stock Option Plan;

(h)	amendments to the definition of change of control;

(i)	the addition of a cashless exercise feature, payable in cash or our securities; and

(j)	a change to the class of eligible persons that may participate under the Stock Option Plan.

The Amended Stock Option Plan revises the foregoing provision by removing “a change to the class of eligible persons that pay participate under the [Amended Stock Option Plan]”, and explicitly adds that notwithstanding the foregoing, the Board shall not make any amendments with respect to the following, prior to obtaining requisite shareholder approval, and if applicable, approval of the TSX or any other applicable regulatory body:

(a)	the limitations of grants of Options to insiders and the number of Shares that may be reserved for issuance to insiders;

(b)	an increase in the maximum percentage of Shares issuable under the plan;

(c)
a reduction in the exercise price of any previously granted Option or a cancellation and reissuance of Options so as to in effect reduce the exercise price thereof, other than pursuant to certain adjustments as further set out in the plan, including in the event of a subdivision, consolidation or reclassification of outstanding Shares or other capital adjustment, the payment of a stock dividend thereon, or a business combination;

(d)	any extension of the term of an Option beyond its original expiry date, except in the case of expiry during a blackout period;

(e)	the limitations on grants of Options to non-employee directors and the number of Shares that may be reserved for issuance to non-employee directors;

(f)
any amendment to the class of eligible persons under the Amended Stock Option Plan, including any such changes which may broaden or increase the participation of non-employee directors under the Amended Stock Option Plan;

(g)
any amendment that would permit the Options granted under the Amended Stock Option Plan to be assignable or transferable, other than by will or by the laws governing the devolution of property, to an Optionee’s executor, administrator or other personal representative in the event of death of the Optionee, or to a holding entity of the Optionee;

(h)	any amendment that provides for financial assistance to Optionees for the exercise of Options; and

(i)	any amendments to such amendment provision.

Administration: Pursuant to its terms, the Stock Option Plan is administered by the Board with the assistance of the Compensation Committee and the Chief Executive Officer. The Amended Stock Option Plan further clarifies that the Board may delegate (and revoke such delegation) to a committee of the Board for the interpretation, administration and implementation of the Amended Stock Option Plan.

RSUs and PSUs

Eligibility: RSUs and PSUs may be granted to any of our directors, senior officers, employees, or permitted consultants or those of our subsidiaries.

Limits: The maximum number of Shares issuable from treasury, together with any other of our equity compensation plans, shall not exceed 10% of issued and outstanding Shares on a non-diluted basis (18,420,809 Shares as of March 28, 2019). The Amended RSU Plan reduces this limit to 5.5% (10,131,445 Shares as of March 28, 2019).

The maximum number of Shares issuable from treasury to our insiders pursuant to RSUs and PSUs, together with any other of our equity compensation plans, shall not at any time exceed 10% of issued and outstanding Shares on a non-diluted basis (18,420,809 Shares as of March 28, 2019). In addition, the maximum number of Shares that may be issued from treasury to our insiders within any one-year period pursuant to RSUs and PSUs, together with any other of our equity compensation plans, shall not exceed 10% of issued and outstanding Shares on a non-diluted basis (18,420,809 Shares as of March 28, 2019). The Amended RSU Plan reduces these limits to 5.5% (10,131,445 Shares as of March 28, 2019) in each case.

The maximum number of Shares issuable from treasury to our non-employee directors, together with any other of our equity compensation plans shall not exceed 1% of issued and outstanding Shares on a non-diluted basis (1,842,080 Shares as of March 28, 2019). In addition, the aggregate equity award value of RSUs and/or PSUs that are eligible to be settled in Shares that may be awarded to any individual non-employee director in any one-year period, in combination with the aggregate equity award value of all grants under all of our other equity compensation plans, shall not exceed $150,000.

Grants: We may, from time to time, grant RSUs and/or PSUs to a participant in such numbers, at such times (the “Grant Date”) and on such terms and conditions, consistent with the RSU Plan, as the Board may in its sole discretion determine; provided, however, that no RSUs and/or PSUs will be granted after December 15 of a given calendar year.

Term: RSUs and PSUs shall expire on such date as determined by the Board, but not later than December 31 of the third calendar year following the Grant Date.

Vesting: The Board shall, in its sole discretion, determine any and all conditions to the vesting of any RSUs and/or PSUs granted to a participant, which vesting conditions may be based on either or both of: (a) the participant’s continued employment with us or a subsidiary, or provision of consulting services to us or a subsidiary; or (b) such other terms and conditions including, without limitation, certain performance criteria, as the Board may determine, provided that no such vesting condition for a RSU or PSU granted to an officer, director or employee shall extend beyond December 15 of the third calendar year following the year in respect of which the RSUs and/or PSUs were granted.

RSUs, unless otherwise determined by the Board and as specifically set out in the applicable grant agreement, vest as to one third on each of the first and second anniversaries of the Grant Date and the remaining one third shall vest on the earlier of the third anniversary of the Grant Date and December 15 of the third calendar year (such vested RSUs being hereinafter referred to as the “Vested RSUs”).

PSUs granted to date vest at the end of a three-year period and vesting is based on the performance of our TSR against the S&P / TSX Global Gold Index (such vested PSUs being hereinafter referred to as the “Vested PSUs”). If our relative performance is in the upper quartile of the peer benchmarked TSR, 200% of the PSUs vest. If our relative performance is at or below the 25th percentile of the peer benchmarked TSR, no PSUs vest. In addition, if TSR is negative, a maximum of 100% of the PSUs may vest.

Payment: We shall, within 15 days of the vesting date of RSUs and/or PSUs (the “Payment Date”) make a cash payment to each participant (other than a non-employee director) equal to the number of Vested RSUs and/or Vested PSUs, as applicable, held by such participant multiplied by the “Fair Market Value” (as defined in the RSU Plan and described below) of our Shares, less applicable withholding taxes. Subject to receipt of any required shareholder, regulatory and/or stock exchange approval, we may, in lieu of the cash payment to a participant, on the Payment Date, elect to: (a) issue to the participant that number of whole Shares from treasury that is equal to the number of whole Vested RSUs and/or Vested PSUs held by such participant, less any applicable withholding taxes; or (b) purchase on behalf of the participant such number of whole Shares through an independent broker on the open market.

Any participant that is a non-employee director (other than a US taxpayer as defined under the RSU Plan) shall on the Payment Date be issued from treasury and receive that number of whole Shares that is equal to the number of whole Vested RSUs and/or Vested PSUs held by such participant, less any applicable withholding taxes. The non-employee director is responsible for any applicable withholding taxes.

Fair Market Value: For the purposes of settlement of RSUs and PSUs, the “Fair Market Value” of our Shares is defined as the arithmetic average of the closing price of the Shares on the TSX for five trading days on which a board lot was traded immediately preceding the relevant date. If the Shares are not listed on any stock exchange, the Fair Market Value shall be determined by the Board in good faith.

Assignability: RSUs and PSUs are not assignable or transferable.

Tax Treatment: The cash amounts received on vesting by a participant will be taken into income when vested. The Company will be entitled to a deduction for cash amounts paid out under the RSU Plan (i.e., when RSUs and/or PSUs vest) and will be responsible for withholding source deductions.

Termination Date: The termination date (the “Termination Date”) is that date on which a participant ceases, for any reason including resignation, termination, death or disability, to be an active employee, director or consultant, as the case may be, and, in the case of a participant who is an employee, where the employment is terminated, whether wrongful or for cause or otherwise, such date shall be the date notice of termination is provided and, in the case of a participant who is a consultant, the date the written contract between the consultant and us or any subsidiary is terminated or expires and the consultant no longer provides services thereunder.

Subject to certain exceptions, including those described herein, on a participant’s Termination Date, any RSUs and PSUs granted to such participant which have not become Vested RSUs and Vested PSUs, as applicable, prior to the Termination Date shall terminate and become null and void.

Where the participant’s Termination Date occurs as a result of disability, retirement or redundancy, any unvested RSUs and PSUs held by such participant that would otherwise have vested within 60 days of the participant’s Termination Date shall immediately become Vested RSUs and Vested PSUs, as applicable, and shall be settled within 60 days after the Termination Date. In addition, the Amended RSU Plan provides that if no RSUs held by such participant would otherwise have vested within 60 days of the participant’s Termination Date, then a pro rata portion of the RSUs that are scheduled to vest on the next vesting date set forth in the applicable grant agreement shall vest based on (a) the number of days since the Grant Date of such RSUs and the Termination Date, in relation to (b) the total number of days since the Grant Date to such vesting date, and such RSUs shall be settled in the ordinary course.

If a participant’s Termination Date occurs as a result of the participant’s death, any RSUs and PSUs standing to the credit of such Participant shall continue to vest (and be paid out) in the normal course for a period of 12 months after the participant’s Termination Date. Any RSUs and PSUs granted to such participant which have not become Vested RSUs and Vested PSUs, respectively on or before the date that is the first anniversary of the participant’s Termination Date shall terminate and become null and void as of such date.

In the event of a change of control (as defined in the RSU Plan and amended in the Amended RSU Plan) or a determination by the Board that a change of control is expected to occur, the Board shall have the authority to take all necessary steps so as to ensure the preservation of the economic interests of the participants in, and to prevent the dilution or enlargement of, any RSUs and PSUs, including, without limitation: (a) ensuring that the Company or any entity which is or would be the successor to the Company or which may issue securities in exchange for Shares upon the change of control becoming effective will provide each participant with new or replacement or amended RSUs and/or PSUs, as applicable, which will continue to vest and be exercisable following the change of control on similar terms and conditions as provided in the RSU Plan; (b) causing all or a portion of the outstanding RSUs and PSUs to become Vested RSUs and Vested PSUs, respectively, prior to the change of control; or (c) any combination of the above. The Amended RSU Plan limits the Board’s discretion to accelerate vesting of units in the event of a change of control, by providing that any accelerated vesting in such cases shall require the termination of a participant’s employment unless the participant’s economic interest in any unit would not be preserved or dilution or enlargement of any unit would not be prevented, in which case the Board shall have the authority to cause all or a portion of the outstanding units to become vested irrespective of whether the participant’s employment is terminated.

If a participant is terminated as a result of constructive dismissal within six months following a change of control, subject to the provisions of any applicable grant agreement, all RSUs and PSUs held by such participant shall, whether otherwise vested or not, become Vested RSUs and Vested PSUs, respectively at the time of such termination and shall be settled in the normal course. The Amended RSU Plan clarifies the treatment of performance-vesting units in the event of a “change of control” and subsequent termination of a participant’s employment by providing that in such case, the Board shall consider the extent of satisfaction of the performance criteria in determining the number of units that shall vest at the time of termination.

Adjustments: In the event of any subdivision, consolidation, stock dividend, capital reorganization, reclassification, exchange, or other change with respect to the Shares, or a consolidation, amalgamation, merger, spin-off, sale, lease or exchange of all or substantially all of the property of the Company or other distribution of the Company’s assets to shareholders of the Company (other than the payment of ordinary course cash or stock dividends), the number of Shares subject to the RSU Plan and the RSUs and PSUs then outstanding shall be adjusted in such manner, if any, as the Company may in its discretion deem appropriate to preserve, proportionally, the interests of participants.

Amendments: Subject to applicable rules, policies and regulations of any lawful authority having jurisdiction, the Board may at any time, without further action by, or approval of, shareholders, amend the RSU Plan or any RSUs and PSUs granted in order to:

(a)
ensure that RSUs and PSUs granted under the RSU Plan will comply with any provisions respecting restricted share units or other security-based compensation arrangements in the Income Tax Act (Canada) or other laws in force in any country or jurisdiction of which a participant to whom a RSU or PSU has been granted;

(b)	make amendments of a procedural or “housekeeping” nature;

(c)
change the termination provisions of a RSU or PSU granted under the RSU Plan provided that the change does not entail an extension of the expiry date of the RSU or PSU, as applicable, beyond the original expiry date; or

(d)	suspend or terminate the RSU Plan.

Shareholder approval is required in order to:

(a)	increase the maximum number of Shares reserved for issuance under the RSU Plan;

(b)	amend the determination of Fair Market Value;

(c)	extend the expiry date of any RSU or PSU beyond the original expiry date;

(d)	increase any limit on grants of RSUs and PSUs to insiders;

(e)	expand the circumstances under which RSUs and PSUs may be assigned or transferred;

(f)	amend the class of eligible participants under the RSU Plan;

(g)	amend this amendment provision; or

(h)	grant additional powers to the Board to amend the RSU Plan or any RSU or PSU without the approval of the shareholders of the Company.

In addition to the above, the Amended RSU Plan also provides that shareholder approval will be required to (i) amend the limits on grants of RSUs and PSUs to non-employee directors, and (ii) add any provision providing for financial assistance to participants for the settlement of RSUs or PSUs, and (iii) cancel and reissue units so as to in effect amend the determination of Fair Market Value of units, and clarifies that, subject to certain restrictions, acceleration of vesting terms of units is at the discretion of the Board and does not require prior shareholder approval.

Administration: Pursuant to its terms, the RSU Plan is administered by the Board with the assistance of the Compensation Committee and the Chief Executive Officer. The Amended RSU Plan further clarifies that the Board may delegate (and revoke such delegation) to a committee of the Board for the interpretation, administration and implementation of the Amended RSU Plan.

Authorized for Issuance

The following table sets out information as at December 31, 2018 with respect to the compensation plans under which our equity securities are authorized for issuance.

Plan Category	No. of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Percentage of Shares Outstanding	Weighted-average exercise price of outstanding options, warrants and rights ($) (b)	No. of securities remaining available for future issuances under equity compensation plans (excluding securities reflected in (a) (c)	Percentage of Shares Outstanding
Equity compensation plans approved by securityholders	4,562,919 Options 741,886 RSUs 166,085 PSUs	2.48% 0.40% 0.09%	$9.47 n/a n/a	12,945,419(1)	7.03%
Equity compensation plans not approved by securityholders	Nil	N/A	Nil	Nil	N/A

(1)	We can issue up to a combined total of 10% of our issued and outstanding Shares under our Plans which is equal to 18,416,309 Shares as at December 31, 2018.

As at December 31, 2018, if all of the outstanding Options, RSUs and PSUs were exercised or converted into Shares, the Shares which would be issued upon such exercise or conversion would total approximately 2.97% of our issued and outstanding Shares. Approximately 7.03% Shares would remain available for issuance under our Plans.

Awards Granted and Burn Rate

In accordance with the requirements of the TSX, the following table summarizes the number of security-based compensation awards granted to all of our directors, officers and employees during the periods noted below and the annual burn rate of each security-based compensation arrangement:

	Weighted Average Shares Outstanding(1)	Stock Option Plan		RSU Plan (RSUs and PSUs)
		Granted	Burn Rate(2)	Granted	Burn Rate(2)
December 31, 2018	182,905,004	615,592	0.34%	570,111	0.31%
December 31, 2017	181,208,295	1,067,875	0.59%	444,612	0.25%
December 31, 2016	172,805,201	1,601,627	0.93%	352,902	0.20%

(1)
Pursuant to the requirements of the TSX, the weighted average number of Shares outstanding during the period is the number of Shares outstanding at the beginning of the period, adjusted by the number of Shares bought back or issued during the period, multiplied by a time-weighting factor. The time-weighting factor is the number of days that the Shares are outstanding as a proportion of the total number of days in the period.

(2)	The burn rate for a given period is calculated by dividing the number of awards granted during such period by the weighted average number of Shares outstanding during such period.

CORPORATE GOVERNANCE DISCLOSURE

Our Corporate Governance and Nominating Committee is responsible for reviewing our overall governance principles and governance issues that arose during the course of 2018.

As required by National Instrument 58-101 - Disclosure of Corporate Governance Practices, the following describes our corporate governance practices.

Board of Directors

Under NI 52-110, a director is independent if he or she has no direct or indirect material relationship with us. A material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. NI 52-110 also sets out certain situations where a director will automatically be considered to have a material relationship with us.

The majority of our current directors are independent, such being: George Paspalas, David Smith, Peter Birkey, Faheem Tejani and Robin Bienenstock. Dr. Quartermain is not independent as he is our Executive Chairman and Mr. Ovsenek is not independent as he is our President and CEO.

As Dr. Quartermain is our Executive Chairman and not independent, Mr. Paspalas was appointed as our Lead Director and in that capacity, acts as the chair of the meetings of the independent directors and as the liaison between management and the Board. The roles and responsibilities of our Lead Director are further described below under the heading “– Position Descriptions”.

Our Board encourages open and candid discussion amongst its independent directors and as such, holds regularly scheduled and ad-hoc meetings at which non-independent directors and members of management are not in attendance. In-camera sessions were held by our independent directors at each of our regularly scheduled committee meetings and majority of our ad-hoc committee meetings, as well as at each of our six regularly scheduled Board meetings and at five out of our seven ad-hoc Board meetings held in 2018.

In addition to their positions on our Board, the following directors also serve as directors of other reporting issuers or reporting issuer equivalent(s):

Name of Director	Reporting Issuer(s) or Equivalent(s)
George Paspalas	MAG Silver Corp.
Robin Bienenstock	Sunrise Communications Group AG (Switzerland)

Interlocking Boards

None of our directors currently serve together on the board of directors of any other company.

Attendance of our Directors at Board and Committee Meetings

During the year ended December 31, 2018, the Board held a total of 13 meetings. The attendance record of the directors at such meetings is as follows:

Directors	Board Meetings (13 Meetings)	Independent Director Meetings (11 Meetings)	Audit Committee Meetings (4 Meetings)	Compensation Committee Meetings (5 Meetings)	Corporate Governance and Nominating Committee (8 Meetings)	Sustainability and Technical Committee (5 Meetings)
Robert Quartermain(1)(2)	13 of 13 100%	-	-	-	-	1 of 1 100%
Joseph Ovsenek(1)	13 of 13 100%	-	-	-	-	-
George Paspalas	13 of 13 100%	11 of 11 100%	-	5 of 5 100%	-	5 of 5 100%
David Smith(3)	13 of 13 100%	11 of 11 100%	4 of 4 100%	5 of 5 100%	1 of 1 100%	-
Peter Birkey	13 of 13 100%	11 of 11 100%	4 of 4 100%	-	8 of 8 100%	-
Faheem Tejani(2)(4)	10 of 10 100%	8 of 8 100%	2 of 2 100%	1 of 1 100%	3 of 3 100%	1 of 1 100%
Robin Bienenstock(5)	2 of 2 100%	2 of 2 100%	-	1 of 1 100%	-	-
C. Noel Dunn(6)	4 of 4 100%	4 of 4 100%	-	2 of 2 100%	5 of 5 100%	-
Shaoyang Shen(7)	0 of 4 0%	0 of 4 0%	1 of 2 50%	-	-	-
Nicole Adshead-Bell(8)	6 of 6 100%	6 of 6 100%	2 of 2 100%	1 of 1 100%	6 of 6 100%	4 of 4 100%

(1)	Insofar as Dr. Quartermain and Mr. Ovsenek are not members of committees, they attend all committee meetings to provide support to each committee as may be required.

(2)	Robert Quartermain and Faheem Tejani were appointed as members of the Sustainability and Technical Committee on August 13, 2018 and attended all meetings subsequent to their appointments.

(3)	David Smith was appointed as a member of the Corporate Governance and Nominating Committee from November 7 to 8, 2018.

(4)
Faheem Tejani was elected to the Board on May 10, 2018 and attended all meetings subsequent to his appointment. Mr. Tejani was appointed as a member of the Audit Committee and the Corporate Governance and Nominating Committee on May 10, 2018 and attended all meetings subsequent to his appointment. Mr. Tejani was appointed as a member of the Compensation Committee from November 7 to 8, 2018.

(5)
Robin Bienenstock was appointed to the Board, the Compensation Committee and the Corporate Governance and Nominating Committee on November 8, 2018 and attended all meetings subsequent to her appointment.

(6)	C. Noel Dunn did not stand for re-election to the Board during 2018 and attended all meetings prior to the expiration of his term as a director on May 10, 2018.

(7)	Shaoyang Shen did not stand for re-election to the Board during 2018 and did not attend any Board meetings prior to the expiration of his term as a director on May 10, 2018.

(8)
Nicole Adshead-Bell resigned from the Board and the Compensation Committee, the Corporate Governance and Nominating Committee and the Sustainability and Technical Committee on August 13, 2018 and attended all meetings prior to her resignation. Dr. Adshead-Bell ceased to be a member of the Audit Committee on May 10, 2018 and attended all meetings prior to her removal.

Board Mandate

The mandate of our Board is to supervise the management of our business and affairs and in doing so to act honestly and in good faith with a view to our best interests and to exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances. In accordance with its mandate, our Board will, among other things:

•	approve our strategic business plan of our vision, mission and values, prepared by management and reviewed on an annual basis;

•	review and measure corporate performance against strategic plans, management objectives, financial plans and quarterly budgets;

•	assist management in identifying our principal risks of our business and oversee the implementation of appropriate systems to manage those risks;

•	review and approve programs and budgets for each fiscal year and monitor progress of programs and budgets against approved objectives;

•	monitor the integrity of our internal controls and management information systems;

•	monitor and evaluate the performance of management, establish compensation programs and succession planning and determine compensation of the CEO and senior management;

•	oversee management’s implementation of environmental, community and health and safety policies and programs; and

•	oversee management in implementing the required systems and policies to manage our business in accordance with all legal and regulatory requirements and in the best interests of our shareholders.

Our Board Mandate is attached hereto as Appendix A.

Position Descriptions

The Board has developed written position descriptions for each of our Executive Chairman, CEO and Lead Director. In addition, the roles and responsibilities of the chair of each Board committee are set out in each committee’s charter. The Executive Chairman and Lead Director position descriptions and the Board committee charters can be found on our website at www.pretivm.com.

Robert Quartermain serves as our Executive Chairman of the Board and is responsible for providing overall leadership to enhance the effectiveness and performance of the Board, the committees of the Board and the individual directors of the Board. Dr. Quartermain is responsible to ensure the Board is provided with timely and relevant information as is necessary to effectively discharge its statutory duties and responsibilities. Dr. Quartermain sets the Board’s agenda and presides at meetings of the Board and at meetings of the Company’s shareholders, provides oversight of the chairs of the Board’s committees and assists the committees of the Boards in bringing their recommendations forward for consideration by the Board.

Joseph Ovsenek is our CEO and the highest management authority, responsible for both developing our vision and strategy in consultation with executive management and for the day-to-day operating activities of our company. Amongst other things, Mr. Ovsenek supervises our senior executives, interacts and engages with shareholders and other major corporate stakeholders and oversees our financial management. Mr. Ovsenek works with the Vice Presidents to ensure proper policies are in place, creating short and long-term action plans, establishing budgets for these plans, monitoring their progress against milestones and goals and associated operating budget. Mr. Ovsenek provides leadership and direction to all employees and contractors. Mr. Ovsenek provides regular reports to the Executive Chairman and Lead Director on our activities and progress and provides the Board with updates as may be required on any material aspects that might influence execution on our strategy and vision.

George Paspalas serves as our Lead Director and is responsible for ensuring the Board’s agenda will enable it to successfully carry out its duties. Mr. Paspalas facilitates the functioning of the Board independently of our senior executives and provides independent leadership to the Board and to the individual directors. Mr. Paspalas works collaboratively with the Executive Chairman and the CEO with respect to Board governance and Board processes and provides independent leadership to enable the Board to effectively carry out its duties and responsibilities independently from the senior executives of the Company. Mr. Paspalas provides advice, counsel and mentorship to the senior executives of the Company and fellow directors and with the Chairman, works to facilitate an effective relationship between senior executives of the Company and the directors. Mr. Paspalas ensures that the independent directors have the opportunity to meet separately without non-independent directors and senior executives of the Company present, as required.

The chair of each Board committee is responsible for overseeing the committee in its responsibilities. The Board requires that each committee chair, among other things, leads the committee in discharging each of the tasks assigned to it under its charter, ensures effective functioning of the committee, and reports regularly to the Board on the activities of the committee.

Orientation and Continuing Education

We recognize the importance of ongoing education for directors and as such, directors are encouraged to attend seminars, conferences and other continuing education programs to help ensure that they stay current on relevant issues such as corporate governance, financial and accounting practices and corporate ethics. Written materials published in periodicals, newspapers or by legal or accounting firms that are likely to be of interest to directors are routinely forwarded to directors or included as supplemental reading material in Board and Board committee meeting materials.

During 2018, we held continuing education sessions for our directors which focused on providing more in-depth information about the key aspects of our business. The Board and its committees received a number of presentations in 2018 on topics which included mine plan geology, mining, milling, gold sales and logistics, human resources, enterprise risk management, financial controls, insurance, algorithmic trading in securities and capital markets. Our directors visited our Brucejack Mine in 2018 and will do so again in 2019.

Our Board holds an annual strategy session to review and approve our strategic plan, including our vision, values and objectives. In addition, our Board holds meetings with management on topics including short, medium and long-term corporate objectives, strategic risks and mitigation strategies and strategic planning.

The Board is provided with a report on our development and operations at least monthly, and at each Board meeting, the directors are provided with an update on strategic issues or challenges, risks, our performance, budget, schedule and any trends which may influence or change our planned development and operations.

We use a secure online Board portal to provide and assist in the flow of information to our Board. All of our charters, mandates and policies are contained in the Board portal, together with other resources and reports, to enable our directors to perform more effectively. New directors are able to meet independently with fellow Board members as well as management and are given an orientation session on the portal system if required.

Board members and management have access to corporate director education programs which offer courses on topics such as strategic direction and risks, financial strategy, financial essentials, audit committee effectiveness, risks and disclosure, human resources and compensation committee performance and enterprise risk oversight.

If and when a new director is added to our Board, they are given the opportunity to become familiar with us by meeting with multiple layers of our management, other directors, officers and employees and have access to outside legal counsel. Our Board portal contains all of our policies, reports and historical public disclosure for reference by a new director.

Ethical Business Conduct

Our Board advocates a high standard of ethics and integrity for our entire Company. As part of its responsibility for our stewardship, our Board seeks to foster a culture of ethical conduct by requiring us to carry out our business in line with high business and moral standards and applicable legal and financial requirements.

We have adopted a Code of Business Conduct and Ethics (the “Code of Conduct”), which applies to our directors, officers, employees and consultants, and which can be found under our profile on SEDAR at www.sedar.com and on our website at www.pretivm.com. Under our Code of Conduct, members of the Board and executive officers are required to disclose any conflict of interest or potential conflict of interest to the entire Board, and in respect of Board members, to any committee on which they serve. Directors are to recuse themselves from participation in any decision of the Board or a committee thereof in any matter in which there is a conflict of interest or potential conflict of interest. If the Board determines that a potential conflict of interest cannot be cured, the individual will be asked to resign from their position with us.

The Corporate Governance and Nominating Committee is responsible for assisting the Board in dealing with conflict of interest issues as contemplated by the Code of Conduct, reviewing and updating the Code of Conduct periodically, reviewing the system that management has established to enforce the Code of Conduct and reviewing management’s monitoring of our compliance with the Code of Conduct.

In addition to our Code of Conduct, we have adopted and implemented a number of other policies to encourage and promote a culture of ethical business conduct. Each of our directors, officers and employees are required annually to acknowledge his or her respective obligations under our Code of Conduct as well as other policies, including Whistle Blower Policy, Corrupt Practices Policy, Corporate Disclosure and Trading Policy, Workplace Bullying and Harassment Policy and Information Technology Systems Use Policy (“IT Usage Policy”), all of which are described below.

Whistle Blower Policy: we have procedures in place for receiving, handling and retaining of complaints regarding improper activities including complaints relating to accounting, internal controls, auditing or other matters. As well, the Whistle Blower Policy sets out the procedures we have in place for employees and others to submit confidential anonymous concerns regarding improper activities, including questionable accounting, auditing or other matters.

Corrupt Practices Policy: we have a policy in place to ensure that the Company, our directors, officers, employees and contractors do not participate in the corruption of foreign public officials and to ensure compliance with the Corruption of Foreign Public Officials Act (Canada), Foreign Corrupt Practices Act (United States) and other laws prohibiting improper payments to domestic and foreign officials.

Corporate Disclosure and Trading Policy: we have a policy and procedures in place to ensure that the Company and our directors, officers, employees and consultants satisfy the legal and ethical obligations related to the proper, effective and timely disclosure of corporate information and the trading of securities with respect to such information.

Workplace Bullying and Harassment Policy: we promote a work environment characterized by professionalism, collegiality and cooperation. Our Workplace Bullying and Harassment Policy prohibits conduct or comment defined as bullying or harassment and we do not tolerate bullying or harassment in any interactions connected to work with the Company. The Workplace Bullying and Harassment Policy serves to assist all of our directors, officer, employees and contractors in identifying and preventing workplace bullying and harassment and provides procedures for reporting, investigating and resolving incidents and complaints.

IT Usage Policy: our IT Usage Policy covers all use of computers, servers, laptops, tablets, mobile phones, networking equipment, printers, Wi-Fi, Internet, USB drives, radios, telephones, satellite systems and similar technology (“IT Systems”) we own or that are located at our workplace sites and applies to all employees, contractors, visitors and other individuals who have access to or use of any of our IT Systems. The IT Usage Policy covers appropriate use, social media, care and reporting, licensing of software and services, privacy, backups, encryption and data security with respect our IT Systems.

Nomination of Directors

The Corporate Governance and Nominating Committee has the responsibility of, among other things, recommending to the Board, on an annual basis, nominees for election as directors for the next annual meeting of shareholders as well as nominees for appointment to committees of the Board. The Corporate Governance and Nominating Committee is composed entirely of independent directors. Additional information regarding our Corporate Governance and Nominating Committee is set out under the heading “- Committees – Corporate Governance and Nominating Committee” in this Information Circular.

The needs of the Board are analyzed when vacancies arise and the Corporate Governance and Nominating Committee is responsible for recommending nominees who meet such needs. In reviewing potential candidates, the Corporate Governance and Nominating Committee reviews the competencies of and skills of potential candidates against those that the Corporate Governance and Nominating Committee considers the Board as a whole should possess. This assessment involves the exercise of the Corporate Governance and Nominating Committee’s independent judgment regarding potential candidate qualifications, skills and experience, with a view to the effective functioning of the Board.

Each of our directors was nominated to our Board for his or her respective area of expertise. By using a Board composed of experienced professionals with a wide range of financial, exploration, operational and business expertise, we ensure that the Board operates effectively and efficiently for our business.

The following skills matrix table demonstrates the skills of our current Board:

	Quartermain	Paspalas	Ovsenek	Smith	Birkey	Tejani	Bienenstock
Relevant Industry Skills
Mining Industry Experience	Y	Y	Y	Y	Y	Y	Y
Exploration/Geology	Y	Y
Construction/Operations		Y	Y
Environment, Safety & Sustainability	Y	Y	Y
General Business Skills
Audit/Finance	Y	Y	Y	Y	Y	Y	Y
Capital Markets & Corporate Finance	Y	Y	Y	Y	Y	Y	Y
Legal/Governance	Y		Y	Y	Y	Y	Y
Human Resources & Executive Compensation	Y	Y	Y	Y	Y	Y	Y
Risk Management	Y	Y	Y	Y	Y	Y	Y
Information Technology			Y	Y
Public Reporting & Investor Communication	Y	Y	Y	Y	Y	Y	Y

All of our directors are actively involved in their respective areas of expertise and have full access to our management.

We have a Majority Vote Policy, which applies to all of our directors. Information with respect to the Majority Vote Policy is set out in this Information Circular under the heading “Particulars of Matters to be Acted Upon - Election of Directors - Majority Vote for Directors”.

Director Term Limits and Other Mechanisms of Board Renewal

We do not impose term limits for our directors as we feel that term limits inherently discount the value of experience and continuity on our Board and of directors with deep knowledge of the Company and our business.

Compensation of Directors

Our approach to Board compensation is competitive at the median of our peers, reflects best practice and takes into account governance trends. Comparative director compensation data for our Peer Companies is accumulated and reviewed annually by the Compensation Committee. For additional information regarding the practices, policies and procedures with respect to the compensation of our directors and officers, please see “Compensation Discussion & Analysis”, “Named Executive Officer Compensation” and “Director Compensation” in this Information Circular.

The Compensation Committee, which is composed entirely of independent directors, is responsible for discharging the Board’s duties and responsibilities relating to compensation and benefits of our directors and executive officers. Additional information regarding our Compensation Committee is set out under the heading “- Committees – Compensation Committee” in this Information Circular.

Assessments

Annual evaluations are conducted by the Corporate Governance and Nominating Committee. Questionnaires are completed by all directors to assess the effectiveness of the Board as a whole, of each committee, of each individual director as well as a self-evaluation.

The results are assembled by our Corporate Secretary on an anonymous basis and then reviewed by both the Corporate Governance and Nominating Committee and the Chairman. The Chairman then conducts an interview with each director to review and discuss the questionnaire results and then reports on the interviews to the Corporate Governance and Nominating Committee.

The Corporate Governance and Nominating Committee then makes a final report to the Board regarding the effectiveness of the Board and recommends improvements to be adopted and implemented.

Representation of Women on the Board and in Executive Officer Positions

Our workforce is made up of individuals of varied gender, background, skills, values and experiences. Our Diversity Policy, adopted in 2015, recognizes that a diverse and inclusive environment that values the varied perspectives of its workforce facilitates a broader exchange of ideas and leads to greater organizational strength. In order to attract and retain a diverse workforce, we are committed to providing an environment which embraces diversity and in which all employees are treated with fairness and respect and have equal opportunities available to them. Our commitment to diversity is a commitment to equality and to treating all individuals with fairness and respect.

We believe that diversity makes good sense for business and a diversified workforce and inclusive work culture enhances innovation, increases productivity and, ultimately, contributes to the achievement of our Corporate Objectives. We believe that our commitment to diversity will enable us to attract individuals with the best skills and attributes and to develop a workforce whose diversity reflects the communities in which we operate.

Our Corporate Governance and Nominating Committee is responsible for establishing measurable objectives for achieving gender diversity and annually assesses the Company’s achievement against gender diversity objectives, including the level of representation of women in all levels of the organization, including at the levels of senior management and the Board.

Gender diversity is considered when evaluating candidates for director and executive positions. Specific targets have not been set at this time as potential nominees are evaluated based on their individual merits and experience while taking into account the needs of the Company.

As at the date of this Information Circular, 1 of 7 (14.3%) of our directors is female and 1 of 5 (20%) of our NEOs is female.

Committees

The following details our Board committees and their current members:

Audit	Compensation	Corporate Governance and Nominating	Sustainability and Technical
David Smith (Chair)	Robin Bienenstock (Chair)	Peter Birkey (Chair)	George Paspalas (Chair)
Peter Birkey	George Paspalas	Faheem Tejani	Robert Quartermain
Faheem Tejani	David Smith	Robin Bienenstock	Faheem Tejani

Our Board recognizes that the Company has evolved from that of an exploration company to an operating company and as such, continually evaluates the need for appropriate committees and/or sub-committees.

At each regularly scheduled committee meeting, the committee members hold an in-camera session at which non-independent directors and members of management are not in attendance.

All committee charters are re-assessed annually by each respective committee and the full text of each of our committee charters can be found on our website at www.pretivm.com.

Audit Committee

Our Audit Committee shall be comprised of at least three independent directors, each of whom is “financially literate”, as such term is defined in NI 52-110. The current members of the Audit Committee are David Smith (Chair), Peter Birkey and Faheem Tejani.

The purpose of our Audit Committee is to:

(a)
Assist the Board in fulfilling its oversight responsibilities relating to (i) the quality and integrity of our financial statements, financial reporting process and systems of financial controls and disclosure controls regarding risk management, finance, accounting, and legal and regulatory compliance, (ii) the independence and qualifications of our independent accountants and review of their audit efforts and (iii) the development and implementation of policies and processes regarding corporate governance matters.

(b)	Provide an open avenue of communication between the independent accountants, our financial and senior management and the Board.

(c)	Prepare any reports required to be prepared pursuant to the rules of any stock exchange on which our Shares are listed and any securities commission or other regulatory authority having jurisdiction.

In fulfilling its purpose, the Audit Committee is responsible for, among other things:

(a)
meeting with our CEO and CFO and our independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls and procedures and the audit procedures and audit plans;

(b)
the appointment (subject to shareholder approval), compensation, retention and oversight of the work of the independent accountants engaged for the purpose of preparing and issuing an audit report or performing other audit, review or attest services for the Company;

(c)
evaluating the effectiveness of our process for assessing significant risks or exposures over financial reporting and disclosure and the steps our management has taken to monitor, control and minimize such risks;

(d)
reviewing with the independent accountants, out of the presence of management, (i) the adequacy of our internal controls and disclosure controls including our computerized information systems and security, (ii) the truthfulness and accuracy of our financial statements, and (iii) any related significant findings and recommendations of the independent accountants and management’s responses thereto;

(e)
reviewing, prior to publication, all filings with regulatory authorities and any other publicly disclosed information containing the Company’s financial statements, including Management’s Discussion and Analysis, any certification, report, opinion or review rendered by the independent accountants, any press releases announcing earnings and all financial information and earnings guidance (including any forecast of all-in sustaining or other costs, but excluding any forward looking metal(s) production guidance) intended to be provided to analysts and the public or to rating agencies, and consider whether the information contained in these documents is consistent with the information contained in the financial statements;

(f)
establishing procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters and (ii) the confidential, anonymous submissions by employees of the Company regarding questionable accounting or auditing matters; and

(g)
reviewing with management the adequacy of the insurance and fidelity bond coverages, reported contingent liabilities, and management’s assessment of contingency planning, management’s plans regarding any changes in accounting practices or policies and the financial impact of such changes, any major areas in management’s judgment that have a significant effect upon the financial statements of the Company, and any litigation or claim, including tax assessments, that could have a material effect upon the financial position or operating results of the Company.

The Chair of the Audit Committee is generally responsible for overseeing the Audit Committee in its responsibilities as outlined in the Audit Committee Charter. The Chair’s duties and responsibilities include presiding at each meeting of the Audit Committee, referring specific matters to the Board in the case of a deadlock on any matter or vote, receiving and responding to all requests for information from independent auditors, leading the Audit Committee in discharging its tasks and reporting to the Board on the activities of the Audit Committee.

The Audit Committee has the authority to retain, at the Company’s expense, its own legal counsel, accountants and other advisors that it believes, in its sole discretion, are needed to carry out its duties and responsibilities.

NI 52-110 requires our Audit Committee to meet certain requirements as well as requires us to disclose certain information regarding the Audit Committee. The required information has been disclosed in our AIF under the headings “Audit Committee Information” and “Appendix 1 - Audit Committee Charter” (see “Additional Information” at the end of this Information Circular). Our AIF is available under our profile on SEDAR at www.sedar.com and is available on our website at www.pretivm.com.

Compensation Committee

Our Compensation Committee shall be comprised of at least three independent directors. The current members of the Compensation Committee are Robin Bienenstock (Chair), George Paspalas and David Smith.

The main objective of the Compensation Committee is to discharge the responsibilities of the Board relating to the compensation and benefits of our executive officers and directors. In doing so, the Compensation Committee ensures that we have an executive compensation plan that is motivational and competitive and that will attract and inspire the performance of executive officers of a caliber that will ensure and enhance our sustainability, profitability and growth.

In fulfilling its objective, the Compensation Committee is responsible for, among other things:

(a)
reviewing and approving on an annual basis our Corporate Objectives relevant to our NEO’s compensation, evaluating the performance of the CEO and executive officers in light of those goals and objectives and set, or recommend to the Board, the compensation level for the CEO and executive officers based on this evaluation. In determining the long-term incentive component of CEO and executive compensation, the Compensation Committee will consider, along with such other factors as it may deem relevant, the Company’s performance, shareholder returns, the value of similar incentive awards to executive officers at comparable companies and the awards given to the executive officers in past years;

(b)	reviewing and approving on an annual basis the adequacy and form of compensation and benefits of the directors, and make recommendations to the Board in that regard;

(c)
making recommendations to the Board with respect to our Stock Option Plan, RSU Plan and any other incentive compensation plans and equity-based plans, including recommendations as to grants pursuant to such plans and the adoption or amendment of such plans;

(d)
determining the recipients of, and the nature and size of, share compensation awards and bonuses granted from time to time, in compliance with applicable securities law, stock exchange and other regulatory requirements; and

(e)	reviewing all executive compensation disclosure before the Company publicly discloses this information.

The Compensation Committee has the authority to retain outside advisors to assist in the evaluation of compensation of senior management and directors and to determine the terms of engagement and the extent of funding necessary for payment of compensation to any consultant retained.

Corporate Governance and Nominating Committee

Our Corporate Governance and Nominating Committee shall be comprised of at least three independent directors and serves to assist the Board in fulfilling its corporate governance oversight responsibilities. The current members of the Corporate Governance and Nominating Committee are Peter Birkey (Chair), Faheem Tejani and Robin Bienenstock.

In fulfilling its objective, the Corporate Governance and Nominating Committee is responsible for, among other things:

(a)
developing and recommending to the Board corporate governance policies and procedures for the Company, reviewing and assessing the adequacy of the Company’s corporate governance policies and procedures annually, and making recommendations to the Board with respect to any changes deemed appropriate;

(b)
reviewing the practices and procedures of the Board in light of ongoing developments in securities law, stock exchange and regulatory requirements and industry best practices relating to corporate governance;

(c)	reviewing the adequacy of our systems in place to verify compliance with regulatory, corporate governance and disclosure requirements;

(d)
examining the size and composition of the Board and its committees and recommending adjustments from time to time with a view to enabling the Board’s size and composition to facilitate effective decision making;

(e)
identifying and assessing the necessary and desirable competencies and characteristics for Board membership and regularly assessing those competencies and characteristics, seeking and identifying individuals qualified to become members of the Board and recommending such nominees to the Board for appointment or election, and making recommendations with respect to membership on committees of the Board;

(f)	reviewing the adequacy of the Board’s structures and procedures with a view to facilitating the Board to function with the proper degree of independence from management;

(g)	encouraging and facilitating continuing education programs for directors;

(h)
receiving comments from all directors as to the Board’s performance, overseeing the process assessing the effectiveness of the Board and Board committees as a whole, assessing annual the contribution and effectiveness of each individual director as well as the competencies and characteristics each individual director is expected to bring to the Board; and

(i)	assisting the Board in dealing with conflict of interest issues.

The Corporate Governance and Nominating Committee has the authority to retain outside advisors to assist it in carrying out its duties and to determine the terms of engagement and the extent of funding necessary for payment of compensation to any consultant retained.

Sustainability and Technical Committee

Our Sustainability and Technical Committee shall be comprised of a majority of independent directors. The current members of the Sustainability and Technical Committee are George Paspalas (Chair), Robert Quartermain and Faheem Tejani.

The purpose of the Sustainability and Technical Committee is to assist the Board in carrying out its responsibilities with respect to reviewing the Company’s sustainability and technical matters, including environmental, health and safety and social matters, policies and programs and overseeing the Company’s performance in such areas as well as to reviewing mining operations and production, overseeing performance of mining operations and production, development and expansion programs and exploration programs, and advising on business development opportunities.

In fulfilling its purpose the Sustainability and Technical Committee is responsible for, among other things:

(a)
reviewing and monitoring the sustainability (including environmental, health and safety) policies, systems and activities of the Company on behalf of the Board and ensuring that the principle areas of sustainability risk and potential impacts are identified and that the Company is in compliance with applicable laws, regulations and the conditions of applicable permits and licences;

(b)
reviewing quarterly and special environmental, health and safety reports prepared by management and reviewing the results of environment, health and safety audits conducted by management and outside advisors;

(c)
reviewing the assumptions and methodology underpinning of the Company’s mineral reserve and mineral resource estimates and to satisfy itself that the judgement exercised was reasonable, and, if satisfactory, recommending to the Board approval of technical reports and annual mineral reserve and mineral resource estimates;

(d)
reviewing technical and operational matters on behalf of the Board, which includes (i) all production guidance (i.e. any forward-looking metal(s) production guidance) intended to be provided to analysts and the public, (ii) the annual budget and the life of mine plan for each operating mine, (iii) significant technical risks, mitigation strategies and opportunities associated with the Company’s mines and projects, (iv) exploration, geological, mining, metallurgical and other technical issues of significant concern, and (v) technical merits associated with potential new projects or acquisitions;

(e)	reviewing the scope of potential liabilities in the areas of focus of the committee and the adequacy of the systems that are in place to manage those liabilities; and

(f)
making visits, as the committee or individually, to our Brucejack Mine and/or project sites in order to become familiar with the nature of the operations, to review relevant objectives, procedures and performances with respect to sustainability matters, and technical and operational matters.

The Sustainability and Technical Committee has the authority to retain and terminate consulting firms and other advisers as it determines necessary to assist it in carrying out its duties and has the authority to approve such firms’ and advisers’ fees and other retention terms, at the Company’s expense.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found under our profile on the SEDAR website at www.sedar.com.

Financial information is provided in our comparative financial statements and MD&A for our most recently completed financial year, copies of which have been mailed to those shareholders who requested them, and which are filed and available under our profile on SEDAR at www.sedar.com and on our website at www.pretivm.com.

Shareholders may request copies of our financial statements and MD&A by contacting Investor Relations via telephone at 604-558-1784 or via email at invest@pretivm.com.

APPENDIX A

PRETIUM RESOURCES INC.
MANDATE OF THE BOARD OF DIRECTORS

Adopted by the Board of Directors on December 19, 2010 and as amended on April 7, 2017

I.	ROLE AND RESPONSIBILITIES

1.
The Board of Directors (the “Board”) is responsible for the stewardship of Pretium Resources Inc. (the “Company”). This requires the Board to oversee the conduct of the business and supervise management, which is responsible for the day-to-day conduct of the business.

2.
The Board is responsible for the adoption of a strategic planning process and the approval and review, at least annually, in an all-day in person strategy session to review the Company’s strategic business plan proposed by management, including a statement of the vision, mission and values, and to adopt such a plan with such changes as the Board deems appropriate. The plan and discussion which takes into account, among other things, the opportunities and risks of the business must be presented to the Board so as to provide enough time for management to resubmit and review the plan and incorporate a budget that takes into account the strategic objectives of the Company.

3.	The Board shall hold meetings on at least a quarterly basis.

4.	The Board shall review and measure corporate performance against strategic plans, senior management objectives, financial plans and quarterly budgets.

5.	The Board is responsible for the identification of the principal risks of the Company’s business and overseeing the implementation of appropriate systems to manage these risks.

6.	The Board is responsible for succession planning, including appointing, training and monitoring senior management and, in particular, the CEO.

7.
The Board is responsible for satisfying itself as to the integrity of the CEO and other senior officers and that the CEO and the other senior officers create a culture of integrity throughout the Company.

8.	The Board is responsible for the Company’s communication policies, which:

(a)	address how the Company interacts with analysts, investors, other key stakeholders and the public;

(b)	contain measures for the Company to comply with its continuous and timely disclosure obligations and to avoid selective disclosure; and

(c)	are reviewed at least annually.

9.	The Board is responsible for the integrity of the Company’s internal control and management information systems.

10.	The Board is responsible for acting in accordance with all applicable laws, the Company’s Articles and the Company’s Code of Business Conduct and Ethics.

1

11.	The Board and each individual director is responsible for acting in accordance with the obligations imposed by the BCBCA. In exercising their powers and discharging their duties, each director shall:

(a)	act honestly and in good faith with a view to the best interests of the Company;

(b)	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances;

(c)	exercise independent judgment regardless of the existence of relationships or interests which could interfere with the exercise of independent judgment; and

(d)	(i)
disclose to the Company, in writing or by having it entered in the minutes of meetings of directors, the nature and extent of any interest that the director has in a material contract or material transaction, whether made or proposed, with the Company if the director is a party to the contract or transaction, is a director or officer, or an individual acting in a similar capacity, of a party to the contract or transaction, or, has a material interest in a party to the contract or transaction; and

(ii)
such director shall refrain from voting on any resolution to approve such contract or transaction unless it relates to the directors’ remuneration in that capacity, is for the directors’ indemnity or insurance or is a contract or transaction with an affiliate.

(e)	Demonstrate a willingness to listen as well as to communicate their opinions, openly and in a respectful manner.

12.
The Board and each individual director is responsible for making all reasonable efforts to attend meetings of the Board as required, and to review in advance all meeting materials distributed in connection therewith.

13.
The Board has the authority to appoint a managing director or to establish committees and appoint directors to act as managing director or to be members of these committees. The Board may not delegate to such managing director or committees the power to:

(a)	submit to the shareholders any question or matter requiring the approval of the shareholders;

(b)	fill a vacancy among the directors or in the office of auditor, or appoint additional directors;

(c)	issue securities, except as authorized by the directors;

(d)	issue shares of a series, except as authorized by the directors;

(e)	declare dividends;

(f)	purchase, redeem or otherwise acquire shares issued by the Company;

(g)
pay a commission to any person in consideration of his purchasing or agreeing to purchase shares of the Company from the Company or from any other person, or procuring or agreeing to procure purchasers for any such shares;

(h)	approve a management proxy circular, take-over bid circular or directors’ circular;

(i)	approve financial statements to be put before an annual meeting of shareholders; and

(j)	adopt, amend or repeal bylaws.

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14.
The matters to be delegated to committees of the Board and the constitution of such committees are to be assessed annually or more frequently, as circumstances require. From time to time the Board may create an ad hoc committee to examine specific issues on behalf of the Board. There are currently four committees of the Board: Audit Committee, Compensation Committee, Corporate Governance and Nominating Committee and Sustainability and Technical Committee. Each committee has a charter approved by the Board.

II.	COMPOSITION

1.	From time to time the Board or an appropriate committee of the Board shall review the size of the Board to ensure that the size facilitates effective decision-making.

2.
The Board shall be composed of a majority of directors who qualify as “unrelated” or “independent” directors under applicable securities laws and applicable stock exchange rules. The determination of whether an individual director is “unrelated” or “independent” is the responsibility of the Board.

3.
If at any time the Company has a shareholder with the ability to exercise a majority of the votes for the election of the Board (a “Significant Shareholder”), the Board will include a number of directors who do not have interests in or relationships with either the Company or such Significant Shareholder and who fairly reflects the investment in the Company by shareholders other than such Significant Shareholder.

4.	The Board should, as a whole, have the following competencies and skills:

(a)	knowledge of the mining industry;

(b)	knowledge of current corporate governance standards;

(c)	technical and market knowledge sufficient to understand the challenges and risks associated with the development of the Company; and

(d)	financial and accounting expertise.

III.	PROCEDURES TO ENSURE EFFECTIVE OPERATION

1.	The Board recognizes the importance of having procedures in place to ensure the effective and independent operation of the Board.

2.
If the Chair of the Board is not a member of management, the Chair shall be responsible for overseeing that the Board discharges its responsibilities. If the Chair is a member of management, responsibility for overseeing that the Board discharges its responsibility shall be assigned to a non-management director.

3.	The Board has complete access to the Company’s management. The Board shall require timely and accurate reporting from management and shall regularly review the quality of management’s reports.

4.
An individual director may engage an external adviser at the expense of the Company in appropriate circumstances. Such engagement is subject to the approval of the Corporate Governance and Nominating Committee.

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5.	The Board shall provide an orientation and education program for new recruits to the Board as well as continuing education on topics relevant to all directors.

6.	The Board shall institute procedures for receiving shareholder feedback.

7.	The Board requires management to run the day-to-day operations of the Company, including internal controls and disclosure controls and procedures.

8.	The non-management directors shall meet at least twice yearly without any member of management being present.

9.	The Board sets appropriate limits on management’s authority. Accordingly, the following decisions require the approval of the Board:

(a)	the approval of the annual and quarterly (unless delegated to the Audit Committee) financial statements;

(b)	the approval of the annual budget;

(c)	any equity or debt financing, other than debt incurred in the ordinary course of business such as trade payables;

(d)	entering into any license, strategic alliance, partnership or other agreement outside the ordinary course of business;

(e)	the acquisition and assignment of material assets (including intellectual property and fixed assets) outside of the ordinary course of business;

(f)	the creation of subsidiaries;

(g)	the creation of new Company bank accounts;

(h)	payment of dividends;

(i)	proxy solicitation material;

(j)	projected issuances of securities from treasury by the Company as well as any projected redemption of such securities;

(k)	any material change to the business of the Company;

(l)	the appointment of members on any committee of the Board;

(m)	capital expenditures in excess of CAD$1,000,000 outside of the annual budget;

(n)	entering into any professional engagements where the fee is likely to exceed CAD$1,000,000 outside of the annual budget.

(o)	entering into any arrangements with banks or other financial institutions relative to borrowing (either on a term or revolving basis) of amounts in excess of CAD$1,000,000 outside the annual budget;

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(p)	entering into any guarantee or other arrangement such that the Company is contingently bound financially or otherwise in excess of CAD$250,000 other than product guarantees outside the annual budget;

(q)	the appointment or discharge of any senior officer of the Company;

(r)	entering into employment contracts with any senior officers; and

(s)	initiating or defending any law suits or other legal actions.

10.
The Board, together with the CEO and with the assistance of the Corporate Governance and Compensation Committees, shall develop position description for the CEO. The Board, together with the CEO, shall also approve or develop the corporate objectives that the CEO is responsible for meeting and the Board shall assess the CEO against these objectives.

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APPENDIX B

PRETIUM RESOURCES INC.
AMENDED STOCK OPTION PLAN

(See attached.)

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AMENDED AND RESTATED
INCENTIVE STOCK OPTION PLAN
OF
PRETIUM RESOURCES INC.
dated as of March 27, 2019

1.	Purpose of the Plan

1.1     The purpose of the Plan is to: (a) attract and retain superior directors, officers, advisors, employees and other persons or companies engaged to provide ongoing services to the Company, to provide an incentive for such persons to put forth maximum effort for the continued success and growth of the Company, and in combination with these goals, to encourage their participation in the performance of the Company; and (b) closely align the personal interests of such directors, officers, advisors, employees and other persons or companies with those of the Shareholders by providing them with the opportunity, through the grant of Options, to acquire Shares.

2.	Definitions

2.1	For the purposes of the Plan, the following terms have the respective meanings set forth below:

(a)	“Associate” has the same meaning ascribed to that term under Subsection 2.22 of NI 45-106;

(b)	“Affiliate” means an affiliate of the Company within the meaning of the Securities Act (British Columbia);

(c)	“Black-Out Period” means that period during which a trading black-out period is imposed by the Company to restrict trades in the Company’s securities by an Eligible Person or Permitted Assign;

(d)	“Board” means the board of directors of the Company;

(e)	“Compensation Committee” means the committee of the Board as constituted from time to time to oversee compensation matters of the Company;

(f)	“Consultant” means an individual, other than an employee, director or officer of the Company or its Related Entity or a registrant under the Securities Act (British Columbia), that:

(i)
is engaged to provide on a bona fide basis, consulting, technical, management or other services to the Company or Related Entity of the Company, other than services provided in relation to a distribution, services provided by registrants and services that include investor relations activities;

(ii)	provides the services under a written contract between the Company or its Related Entity and the individual Consultant or a Consultant Company or Consultant Partnership of the individual; and

(iii)	in the reasonable opinion of the Board, spends or will spend a significant amount of time and attention on the affairs and business of the Company or Related Entity of the Company;

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(g)	“Consultant Company” means for an individual Consultant, the company of which the individual consultant is an employee or shareholder;

(h)	“Consultant Partnership” means for an individual consultant, a partnership of which the individual Consultant is an employee or partner;

(i)	“Company” means Pretium Resources Inc., a corporation incorporated under the British Columbia Business Corporations Act, or its successors;

(j)
“Disability” means a physical injury or mental incapacity of a nature which the Board determines prevents or would prevent the Optionee from satisfactorily performing the substantial and material duties of his or her position with the Company;

(k)	“Eligible Person” means, from time to time, any bona fide director, senior officer or employee of the Company or the Related Entity of the Company, any Permitted Consultant;

(l)	“Exchange” means, if the Shares are listed on the TSX, the TSX and, if the Shares are not listed on the TSX, any other principal exchange upon which the Shares are listed;

(m)	“Grant Date” means the date on which an Option is granted to an Eligible Person;

(n)	“Insider” has the same meaning ascribed to that term as set out in the TSX Company Manual;

(o)	“Market Value” of a Share means, on any given day:

(i)	where the Share is not listed on an Exchange, the fair market value of a Share on that day determined by the Board in good faith; and

(ii)
where the Share is listed on an Exchange, the last daily closing price per Share on the Exchange on the trading day immediately preceding the relevant date and if there was no sale on the Exchange on such date, then the last sale prior thereto;

(p)	“NI 45-106” means National Instrument 45-106 – Prospectus Exemptions of the Canadian Securities Administrators, as may be amended from time to time;

(q)	“Option” means the right to purchase a Share under the Plan;

(r)	“Option Agreement” has the meaning ascribed to that term in Subsection 7.1 hereof;

(s)	“Option Period” has the meaning ascribed to that term in Subsection 6.3 hereof;

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(t)
“Option Price” means the price per Share at which Shares may be purchased under the Option, as determined pursuant to Paragraph 5.1(b) hereof and as may be adjusted in accordance with Section 10 hereof;

(u)	“Optionee” means an Eligible Person to whom an Option has been granted, or a Permitted Assign;

(v)
“Permitted Assign” means for a person that is an employee, executive officer, director or Consultant of the Company or Related Entity, a holding entity (as defined in NI 45-106) of the person or an RRSP or RRIF of the person;

(w)	“Permitted Consultant” means a Consultant, a Consultant Company or Consultant’s Partnership;

(x)	“Plan” means this Incentive Stock Option Plan of the Company, as may be amended and/or restated from time to time;

(y)	“Redundancy” means the termination of employment due to the fact that,

(i)	the person’s employer has ceased or intends to cease:

(A)	to carry on business for the purposes of which the employee was employed by him, or

(B)	to carry on that business in the place where the employee was so employed, or

(ii)	the requirements of that business:

(A)	for employees to carry out work of a particular kind, or

(B)	for employees to carry out work of a particular kind in the place where the employee was employed by the employer,

have ceased or diminished or are expected to cease or diminish;

(z)
“Related Entity” means a person that is controlled by the Company or is controlled by the same person that controls the Company and “control” for the purpose of this definition has the same meaning as set out in section 2.23 of NI 45-106;

(aa)
“Retirement” means the termination of employment due to retirement of an Optionee on or after such Optionee’s normal retirement date under the applicable retirement plan or policy of his or her employer or due to early retirement with the consent of the Board;

(bb)	“Regulators” has the meaning ascribed to that term in Subsection 11.1 hereof;

(cc)	“Share” means a Common share without nominal or par value in the capital of the Company;

(aa)	“Shareholder” means a holder of one or more Shares; and (bb) “TSX” means the Toronto Stock Exchange.

2.2	Unless otherwise indicated, all dollar amounts referred to in this Plan are in Canadian funds.

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2.3     As used in this Plan, words importing the masculine gender shall include the feminine and neuter genders and words importing the singular shall include the plural and vice versa, unless the context otherwise requires and references to person includes any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation (with or without share capital), unincorporated association, trust, trustee, executor, administrator or other legal representative.

3.	Administration of the Plan

3.1    The Plan shall be administered by the Board with the assistance of the Compensation Committee and the Chief Executive Officer as provided herein. The Chief Executive Officer of the Company shall periodically make recommendations to the Compensation Committee as to the grant of Options. The Compensation Committee shall, on at least an annual basis, make recommendations to the Board as to the grant of Options. The Board may wait until such time as the financial statements of the preceding fiscal year are approved by the Board before making any determination regarding the grant of Options.

3.2    In addition to the powers granted to the Board under the Plan and subject to the terms of the Plan, the Board shall have full and complete authority to grant Options, to interpret the Plan, to prescribe such rules and regulations as it deems necessary for the proper administration of the Plan and to make such determinations and to take such actions in connection therewith as it deems necessary or advisable. Any such interpretation, rule, determination or other act of the Board shall be conclusively binding upon all persons.

3.3    Notwithstanding Subsections 3.1 and 3.2, the Board may, to the extent permitted by law, and subject to regulatory approval, if any, at any time appoint a committee of the Board (the “Committee”) to, among other things, interpret, administer and implement this Plan on behalf of the Board in accordance with such terms and conditions as the Board may prescribe, consistent with this Plan (provided that if at any such time such a committee has not been appointed by the Board, this Plan will be administered by the Board). The Board will take such steps that in its opinion are required to ensure that the Committee has the necessary authority to fulfill its functions under this Plan. If a Committee is appointed for this purpose, all references to the term “Board” will be deemed to be references to the Committee, as applicable in the context used.

3.4    The Board may revoke the Committee’s authority hereunder at any time in the Board’s sole and absolute discretion and, in such event, the Board may exercise the powers, and/or delegate to such other committee of the Board as the Board considers appropriate, all or any of the powers conferred on the Committee under this Plan. In such event, the Board and/or the committee to which the Board has delegated such powers, will exercise the powers conferred on the Committee under this Plan. Any decision made or action taken by the Board and/or any committee to which the Board has delegated its powers hereunder arising out of or in connection with the administration or interpretation of this Plan in this context will be final and conclusive.

3.5    The Board may authorize one or more officers of the Company to execute and deliver and to receive documents on behalf of the Company.

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4.	Shares Subject to the Plan

4.1    The maximum number of Shares that may be reserved for issuance pursuant to Options granted under the Plan shall not at any time exceed 5.5% of the total number of issued and outstanding Shares at the Grant Date of the Options, subject to adjustment as provided in Section 10 hereof and subject to reloading permitted under Subsection 4.4 (which reloading shall increase the aggregate number of Shares that may be issued under the Plan by the number of additional Shares permitted to be reserved under Subsection 4.4).

4.2    The total number of Shares that may be reserved for issuance to any one person pursuant to Options granted under the Plan in any one year shall not exceed 5% of the Shares of the Company issued and outstanding on a non-diluted basis on the Grant Date of the Options.

4.3	Anything in this Plan to the contrary notwithstanding:

(a)
the maximum number of Shares that may be reserved for issuance pursuant to Options granted under the Plan to Insiders of the Company, together with the number of Shares reserved for issuance to such Insiders under the Company’s other previously established or proposed share compensation arrangements, shall not exceed 5.5% of the issued and outstanding Shares on a non-diluted basis at the Grant Date of the Options;

(b)
the maximum number of Shares which may be issued to Insiders of the Company within any one-year period, pursuant to Options granted under the Plan when taken together with the number of Shares issued to such Insiders under the Company’s other previously established or proposed share compensation arrangements, shall not exceed 5.5% of the Shares of the Company’s issued and outstanding on a non-diluted basis at the end of such period;

(c)
the maximum number of Shares which may be issuable to any individual Insider or consultant of the Company, within a one-year period pursuant to Options granted under the Plan, when taken together with the number of Shares issuable to such Insiders under the Company’s other previously established or proposed share compensation arrangements, may be no more than 2% of the total number of issued and outstanding Shares on a non-diluted basis at the end of such period;

(d)
the maximum number of Shares which may be issuable to the non-employee directors of the Company, as a group, within a one-year period pursuant to options granted under the Plan, when taken together with the number of Shares issued to such directors under the Company’s other previously established or proposed share compensation arrangements, may be no more than 1% of the total number of issued and outstanding Shares on a non-diluted basis at the end of such period; and

(e)
the aggregate equity award value, based on the Market Value of the Shares on the Grant Date, of Options that may be granted to a non-employee director within any one-year period shall not exceed $100,000, and the aggregate equity award value, based on a grant date fair value, of all grants under share compensation arrangements of the Company (including grants of Options under this Plan) that may be made to a non-employee director within any one-year period shall not exceed $150,000.

Any entitlement to acquire Shares granted pursuant to the Plan or any other options prior to the grantee becoming an Insider shall be excluded for the purposes of the limits set out in paragraph (b) above.

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4.4    Options may be granted in respect of authorized and unissued Shares. Shares in respect of which Options have expired, were cancelled or otherwise terminated for any reason without having been exercised shall be available for subsequent Options under the Plan. Options that have been exercised shall be available for subsequent grants under the Plan and the Company shall reserve additional Shares for issuance pursuant to such Options. No fractional Shares may be purchased or issued under the Plan.

5.	Grants of Options

5.1    Subject to the provisions of the Plan, the Board shall, from time to time, determine those Eligible Persons to whom Options shall be granted and the Grant Date. Options granted to Eligible Persons in accordance with the requirement hereundFer shall be at no cost to the Eligible Person. The Board shall also determine, in connection with each grant of Options:

(a)	the number of Options to be granted;

(b)	the Option Price applicable to each Option, but the Option Price shall not be less than the Market Value per Share on the Grant Date;

(c)	the vesting conditions of the Options, if any; and

(d)	the other terms and conditions (which need not be identical and which, without limitation, may include non-competition provisions) of all Options covered by any grant.

6.	Eligibility, Vesting and Terms of Options

6.1	Options may be granted to Eligible Persons only.

6.2	Subject to the adjustments provided for in Section 10 hereof, each Option shall entitle the Optionee to purchase one Share.

6.3    The option period (the “Option Period”) of each Option commences on the Grant Date and expires at 4:30 p.m. Vancouver time on the fifth anniversary of the Grant Date. If an Option expires during a Black-Out Period, then, notwithstanding any other provision of the Plan, the Option shall expire 10 business days after the Black-Out Period is lifted by the Company.

6.4    An Option which has vested may be exercised (in each case to the nearest full Share) at any time during the Option Period.

6.5    An Option is personal to the Optionee and may not be sold, transferred, assigned or disposed of in any way except, by will or by the laws governing the devolution of property, to the Optionee’s executor, administrator or other personal representative in the event of death of the Optionee, or to a Permitted Assign.

7.	Option Agreement

7.1    Upon the grant of an Option, the Company and the Optionee shall enter into an option agreement (an “Option Agreement”), in a form set out in Appendix “A” attached hereto or in such other form as approved by the Board, which agreement shall set out the Optionee’s agreement that the Options are subject to the terms and conditions set forth in the Plan as it may be amended or replaced from time to time, the Grant Date, the name of the Optionee, the Optionee’s position with the Company, the number of Options, the Option Price, the expiry date of the Option Period, the conditions (if any) imposed on the exercise of the Option, and such other terms and conditions as the Board may deem appropriate.

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8.	Termination of Employment, Engagement or Directorship

8.1	Optionees shall have 60 days from:

(a)	the date on which the Optionee’s employment, engagement or directorship with the Company or its Related Entity is terminated due to Retirement, Disability or Redundancy;

(b)	the date the company by which the employee is employed and by virtue of which the Optionee is an Eligible Person ceases to be a Related Entity of the Company; or

(c)
the date on which the undertaking or part undertaking of the company in which the employee is employed and by virtue of which the Optionee is an Eligible Person is transferred or sold such that the company is no longer a Related Entity of the Company;

to exercise any Option granted hereunder to the extent such Option was exercisable and had vested on the date of such termination; provided, however, that no Option shall be exercisable following the expiration of the Option Period applicable thereto.

8.2    Any Optionee whose employment, engagement or directorship with the Company or employment with the Company’s Related Entity is terminated, other than for cause, at any time in the six months following a change of control of the Company (as hereinafter defined) shall have all of their Options granted hereunder immediately vest on the date of termination (irrespective of their vesting conditions) and shall have 90 days from the date of such termination to exercise any Option granted hereunder; provided that in the event that any Options are subject to performance criteria, the Board shall consider the extent of satisfaction of such performance criteria in determining the number of Options that shall vest at the time of such termination. Notwithstanding the foregoing, no Option shall be exercisable following the expiration of the Option Period applicable thereto. For the purposes of this Subsection 8.2, “change of control” shall mean:

(a)
the acquisition whether directly or indirectly, by a person or company, or any persons or companies acting joint or in concert (as determined in accordance with the Securities Act (British Columbia) and the rules and regulations thereunder) of (i) voting securities of the Company which, together with any other voting securities of the Company held by such person or company or persons or companies, constitute, in the aggregate, more than 50% of all outstanding voting securities of the Company or (ii) a sufficient number of the voting rights attached to the outstanding voting securities of the Company which, together with the voting securities held by such person or company or persons or companies, affect materially the control of the Company, and such person or company or persons or companies did not hold a sufficient number of voting rights to affect materially the control of the Company immediately prior to the time of such acquisition;

(b)
an amalgamation, arrangement or other form of business combination of the Company with another company which results in the holders of voting securities of that other company holding, in the aggregate, 50% or more of all outstanding voting securities of the Company (including a merged or successor company) resulting from the business combination; or

(c)
the sale, lease or exchange of all or substantially all of the property of the Company to another person, other than a subsidiary of the Company or other than in the ordinary course of business of the Company.

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8.3    In the event of the death of an Optionee, either while in the employment or engagement or while a director of the Company or its Related Entity or after Retirement or Disability, the Optionee’s executor, administrator or other personal representative who have acquired the right to exercise such Option from the Optionee by will or the laws of devolution may, within 365 days from the date of the Optionee’s death, exercise any Option granted hereunder to the extent such Option was exercisable and had vested on the date of the Optionee’s death; provided, however, that no Option shall be exercisable following the expiration of the Option Period applicable thereto.

8.4    In the event an Optionee’s employment, engagement or directorship with the Company or its Related Entity terminates for any reason other than for cause, death, or in the circumstances described in Subsections 8.1, 8.2 or 8.3 hereof, the Optionee may exercise any Option granted hereunder to the extent such Option was exercisable and had vested on the date of termination no later than thirty (30) days after such termination. In the event an Optionee’s employment, engagement or directorship is terminated for cause, each Option held by the Optionee that has not been exercised prior to such termination shall lapse and become null and void immediately upon such termination.

8.5    The Board may also in its sole discretion (without the requirement of Shareholder approval) increase the periods permitted to exercise all or any of the Options covered by any Grant following a termination of employment, engagement or directorship as provided in Subsections 8.1, 8.2, 8.3 or 8.4 above, if allowable under applicable law; provided, however, that in no event shall any Option be exercisable following the expiration of the Option Period applicable thereto.

8.6    This Plan, any Option Agreement and any instrument executed in connection therewith will not:

(a)	confer on any Optionee any right to continue in employment, engagement or directorship with the Company or its Affiliates;

(b)	affect the right of the Company, to terminate the employment, engagement or directorship of any Optionee without liability at any time with or without cause;

(c)	impose upon the Board (or, if so delegated, the Compensation Committee) or any other person any duty or liability whatsoever (whether in contract, tort, or otherwise howsoever) in connection with:

(i)	the lapsing of any Option pursuant to the Plan;

(ii)	the failure or refusal to exercise any discretion under the Plan; or

(iii)	an Optionee ceasing to be an Eligible Person for any reason whatever.

8.7    The benefit of Subsection 8.6 is given to the Company for itself and as trustee and agent of each Related Entity. To the extent that this Section benefits any company, which is not a party to the Plan, the benefit shall be held on trust and as agent by the Company for such company and the Company may, at its discretion, assign the benefit of Subsection 8.6 to any such company.

9.	Exercise of Options

9.1    Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Company at its registered office of a written notice of exercise, in a form set out in Appendix “B” attached hereto or in such other form as approved by the Board, addressed to the Secretary of the Company specifying the number of Shares with respect to which the Option is being exercised, together with a certified cheque or bank draft for the aggregate of the Option Prices to be paid for the Shares to be purchased. Certificates for such Shares shall be issued and delivered to the Optionee not later than 30 days following the receipt of such notice and payment.

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9.2    No less than 100 Options may be exercised at any one time, except where a smaller number of Options is or remains exercisable pursuant to a grant, in which case, such smaller number of Options must be exercised at one time.

10.	Adjustment on Alteration of Share Capital

10.1  In the event of a subdivision, consolidation or reclassification of outstanding Shares or other capital adjustment, or the payment of a stock dividend thereon, the number of Shares reserved or authorized to be reserved under the Plan, the number of Shares receivable on the exercise of an Option and the Option Price therefor shall be increased or reduced proportionately and such other adjustments shall be made as may be deemed necessary or fair and equitable by the Board.

10.2  If the Company amalgamates, consolidates or combines with or merges with or into another body corporate, whether by way of amalgamation, statutory arrangement or otherwise (the right to do so being hereby expressly reserved) (a “Business Combination”), any Share receivable on the exercise of an Option shall be converted into the securities, property or cash which the Optionee would have received upon such Business Combination if the Optionee had exercised his or her Option immediately prior to the effective date of such Business Combination and the Option Price shall be adjusted as may be deemed necessary or fair and equitable by the Board and such adjustment shall be binding for all purposes of the Plan. Furthermore, notwithstanding any other provision herein, (a) if because of a proposed Business Combination the exchange or replacement of shares in the Company or those in another company is imminent, or (b) an offer to purchase all of the Shares is made by a third party, the Board may, in a fair and equitable manner, determine the manner in which all unexercised Options granted under the Plan shall be treated to ensure the preservation of the economic interests of Optioinees in, and to prevent the dilution or enlargement of, any Options, including, for example, requiring the acceleration of the time for the exercise of such rights by the Optionees and of the time for the fulfilment of any conditions or restrictions on such exercise (including without limitation, vesting requirements); except that any such accelerated vesting shall require the termination of an Optionee’s employment, engagement or directorship with the Company in accordance with Section 8.2 unless an Optionee’s economic interest in any Option would not be preserved or dilution or enlargement of any Option would not be prevented, in which case the Board shall have the authority to determine the acceleration of the time for the exercise of the Options irrespective of whether the Optionee’s employment, engagement or directorship with the Company is terminated.

10.3  In the event of a change in the Company’s currently authorized Shares which is limited to a change in the designation thereof, the shares resulting from any such change shall be deemed to be Shares within the meaning of the Plan.

10.4  In the event of any change affecting the Shares other than the changes referred to in Subsections 10.1, 10.2 and 10.3, such adjustment, if any, shall be made as may be deemed equitable by the Board in its sole discretion to properly reflect such event and such adjustment shall be binding for all purposes of the Plan.

10.5  No adjustment provided in this Section 10 shall require the Company to issue a fractional Share and the total adjustment with respect to each Option shall be limited accordingly.

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10.6  All determinations of the Board under this Section 10 shall be binding for all purposes of the Plan.

11.	Regulatory Approval

11.1  Notwithstanding any of the provisions contained in the Plan or any Option, the Company’s obligation to grant Options and issue Shares pursuant to the exercise of an Option and to issue and deliver certificates for such securities to an Optionee shall be subject to:

(a)	compliance with all applicable laws, regulations, rules, orders of governmental or regulatory authorities (“Regulators”);

(b)	compliance with the requirements of any stock exchange on which the Company’s shares are listed, if applicable; and

(c)
receipt from the Optionee of such covenants, agreements, representations and undertakings, including as to future dealings in such Shares, as the Company determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

11.2  The Company shall in no event be obligated to take any action in order to cause the issuance and delivery of such certificates to comply with any laws, regulations, rules, orders or requirements.

11.3  If any amendment, modification or termination to the provisions hereof or any Option made pursuant hereto are required by any Regulators or a stock exchange or market as a condition of approval to a distribution to the public of any Shares or to obtain a listing or quotation of any Shares, the Board is authorized to make such amendments and thereupon the terms of the Plan, any Options, including any option agreement made pursuant hereto, shall be deemed to be amended accordingly without requiring the consent or agreement of any Optionee.

12.	Tax Withholding

12.1  The Company shall:

(a)
be entitled to make such additional tax withholdings from payments of employment income to Employees as shall, in the opinion of the Company, be required under the Income Tax Act (Canada), and remit such taxes to the Canada Revenue Agency on behalf of the Employees, in respect of income taxable to the Employees arising on the exercise of Options; or

(b)
may require an Option Holder, as a condition of exercise of an Option, to pay to or reimburse the Company for any taxes which are required in the opinion of the Company to be withheld and remitted by it in respect of the exercise of such Option under any applicable laws, including the Income Tax Act (Canada).

13.	Miscellaneous

13.1  An Optionee entitled to Shares as a result of the exercise of an Option shall not be deemed for any purpose to be, or to have rights as, a shareholder of the Company by such exercise, except to the extent Shares are issued therefor and then only from the date such Shares are issued. No adjustment shall be made for dividends or distributions or other rights for which the record date is prior to the date such Shares are issued pursuant to the exercise of Options.

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14.	Effective Date, Amendment and Termination

14.1  The Plan is effective as of May 2, 2019.

14.2  The Board may, subject where required to Regulators and/or stock exchange approval and Shareholder approval, amend the Plan at any time. Notwithstanding the foregoing, the Board is specifically authorized to amend or revise the terms of the Plan or any Option without obtaining Shareholder approval in the following circumstances, provided that, in the case of any Option, no such amendment or revision may, without the consent of the Optionee, materially decrease the rights or benefits accruing to such Optionee or materially increase the obligations of such Optionee:

(a)	amendments of a “housekeeping” nature including, but not limited to, of a clerical, grammatical or typographical nature;

(b)
to correct any defect, supply any information or reconcile any inconsistency in the Plan in such manner and to such extent as shall be deemed necessary or advisable to carry out the purposes of the Plan;

(c)	a change to the vesting provisions of any Option or the Plan;

(d)	amendments to reflect any changes in requirements of any Regulator or stock exchange to which the Company is subject;

(e)	a change to the termination provisions of an Option which does not result in an extension beyond the Option Period as contemplated in Subsection 8.5 of the Plan;

(f)	in the case of any Option, the substitution of another award of the same or different type;

(g)	in the case of any Option, such amendments or revisions contemplated in Subsections 10.1, 10.2 and 10.3 of the Plan;

(h)	amendments to the definition of change of control for the purposes hereof; and

(i)	the addition of a cashless exercise feature, payable in cash or securities of the Company.

Notwithstanding Subsection 14.2, the Board shall not make amendments or revisions to the terms of the Plan or any Option without obtaining Shareholder approval and, as applicable, approval of Regulators and/or stock exchanges, with respect to the following:

(a)	the limitations on grants of Options to Insiders and the number of shares that may be reserved for issuance to Insiders;

(b)	an increase to the maximum percentage of Shares issuable under the Plan;

(c)	a reduction in the Option Price of any previously granted Option, or a cancellation and reissuance of Options so as to in effect reduce the Option Price thereof, other than pursuant to Section 10;

(d)	any extension of the term of an Option beyond its original Option Period, except in the case of expiry within a Black-Out Period as set out in Subsection 6.3;

(e)	the limitations on grants of Options to non-employee directors and the number of Shares that may be reserved for issuance to non-employee directors;

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(f)	any amendment to the class of Eligible Persons under the Plan, including any such changes which may broaden or increase the participation of non-employee directors under the Plan;

(g)	any amendment which would permit Options granted under this Plan to be assignable or transferable, other than as provided in Subsection 6.5;

(h)	any amendment that provides for financial assistance to Optionees for the exercise of Options;

(i)	any amendments to this Subsection 14.3.

For greater certainty, the Option Price of any outstanding Option granted to any non-Insiders of the Company may not be reduced unless Shareholder approval is obtained by way of a resolution passed by a majority of the votes cast by the Shareholders at a meeting of Shareholders. The Option Price of any outstanding Option granted may not be reduced and the original Option Period may not be extended to the benefit of Insiders of the Company unless disinterested Shareholder approval is obtained in accordance with the requirements of the TSX.

14.3  The Board may, subject where required to Regulators and/or stock exchange approval, from time to time suspend or terminate the Plan in whole or in part. No action by the Board to terminate the Plan pursuant to this Section 14 shall affect any Options granted hereunder which became effective pursuant to the Plan prior to such action.

14.4  Notwithstanding any provision contained in the Plan, effective May 2, 2019, the Plan must be reconfirmed, every three years, by a resolution passed by a majority of the votes cast by Shareholders at a meeting of Shareholders and if the Plan is not reconfirmed by the Shareholders as required by this provision, no further grants of Options may be made under the Plan.

13

APPENDIX “A”

Incentive Stock Option Plan of
Pretium Resources Inc.

OPTION AGREEMENT

This Option Agreement is entered into between Pretium Resources Inc. (the “Company”) and the Optionee named below pursuant to the Company’s Incentive Stock Option Plan, as amended (the “Plan”) a copy of which is attached hereto, and confirms the following:

1.	Grant Date:

2.	Optionee:

3.	Optionee’s Position with the Company:

4.	Number of Options:

5.	Option Price ($ per Share):	$

6.	Expiry Date of Option Period:

7.	Each Option that has vested entitles the Optionee to purchase one Share at any time up to 4:30 p.m. Vancouver time on the expiry date of the Option Period. The Options vest as follows:

(a)	;

(b)	;

(c)		;
and

(d)	.

8.
The Option is personal to the Optionee and may not be sold, transferred, assigned or disposed of in any way except, by will or by the laws governing the devolution of property, to the Optionee’s executor, administrator or other personal representative in the event of death of the Optionee, or to a Permitted Assign.

9.
This Option Agreement is subject to the terms and conditions set out in the Plan, as amended or replaced from time to time. In the case of any inconsistency between this Option Agreement and the Plan, the Plan shall govern.

10.	Unless otherwise indicated, all defined terms shall have the respective meanings attributed thereto in the Plan.

11.
By signing this Option Agreement, the Optionee acknowledges that he, she, or its authorized representative has read and understands the Plan and agrees that the Options are granted under and governed by the terms and conditions of the Plan, as may be amended or replaced from time to time.

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IN WITNESS WHEREOF the parties hereto have executed this Option Agreement as of the          day of                       ,            ..

SIGNED, SEALED AND DELIVERED by __________________________ in the presence of:	) ) ) ) )
Signature of Witness	) ) )	Signature by Optionee
Print Name	)	Print Name

PRETIUM RESOURCES INC.

Per:
Authorized Signatory

15

APPENDIX “B”

Incentive Stock Option Plan of
Pretium Resources Inc.

NOTICE OF EXERCISE OF INCENTIVE STOCK OPTION

TO: PRETIUM RESOURCES INC. (the “Company”)

I wish to exercise _______________ of the incentive stock options granted to me by the Company at the price of CDN $___________ per share and enclose herewith the amount of $____________ in payment of the total exercise price for such shares.

DATED as of _____________________, _______.

Signature of Optionee

Please print name of Optionee

Please have the share certificate issued as follows:

Registration Instructions:	Delivery Instructions:

Name	Name

Account reference, if applicable	Account reference, if applicable

Address	Address

Telephone Number Fax Number	Telephone Number Fax Number

Contact Name	Contact Name

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APPENDIX C

PRETIUM RESOURCES INC.
AMENDED RSU PLAN

(See attached.)

Pretium Resources Inc.

Restricted Share Unit Plan

March 27, 2019

PRETIUM RESOURCES INC.

RESTRICTED SHARE UNIT PLAN

PRETIUM RESOURCES INC.

RESTRICTED SHARE UNIT PLAN

Article 1 – Defined Terms

1.1	Where used herein, the following terms shall have the following meanings, respectively:

(a)
“Account” means the account maintained by the Corporation for each Participant in connection with the operation of the Plan to which any Restricted Share Units in respect of a Participant will be credited under the Plan;

(b)	“Administrator” has the meaning ascribed thereto in Section 10.4;

(c)	“Applicable Withholding Taxes” has the meaning ascribed thereto in Section 12.2;

(d)
“Beneficiary” means an individual who as of the date of the Participant’s death, has been designated as the Participant’s beneficiary in accordance with Section 9.2 and the laws applying to the Plan, or, where no one has been validly designated or the individual designated does not survive the Participant, the Participant’s legal representative;

(e)	“Board” means the board of directors of the Corporation;

(f)
“Business Day” means a day on which there is trading on the TSX (or, if the Shares are not then listed and posted for trading on the TSX, such other stock exchange on which the Shares are then listed and posted for trading), and if none, a day that is not a Saturday or Sunday or a national legal holiday in Canada;

(g)	“Change of Control” means:

(i)
the acquisition whether directly or indirectly, by a person or company, or any persons or companies acting jointly or in concert (as determined in accordance with the Securities Act (British Columbia) and the rules and regulations thereunder) of (i) voting securities of the Corporation which, together with any other voting securities of the Corporation held by such person or company or persons or companies, constitute, in the aggregate, more than 50% of all outstanding voting securities of the Corporation or (ii) a sufficient number of the voting rights attached to the outstanding voting securities of the Corporation which, together with the voting securities held by such person or company or persons or companies, affect materially the control of the Corporation, and such person or company or persons or companies did not hold a sufficient number of voting rights to affect materially the control of the Corporation immediately prior to the time of such acquisition;

(ii)
an amalgamation, arrangement or other form of business combination of the Corporation with another company which results in the holders of voting securities of that other company holding, in the aggregate, 50% or more of all outstanding voting securities of the Corporation (including a merged or successor company) resulting from the business combination; or

(iii)
the sale, lease or exchange of all or substantially all of the property of the Corporation to another person, other than a subsidiary of the Corporation or other than in the ordinary course of business of the Corporation;

(h)	“Committee” has the meaning ascribed thereto in Section 10.2;

(i)
“Constructive Dismissal” means a material change, as determined on a case by case basis after the occurrence of a Change of Control and having regard for, among other things, the duties and responsibilities of, and compensation payable to, the Participant both prior and subsequent to the Change of Control, in the terms and conditions of the Participant’s employment by the Corporation (or a Subsidiary, as applicable) which is adverse to the Participant’s interests and is not agreed to by the Participant and which results in the Participant’s constructive dismissal as determined by the common law;

(j)
“Consultant” means an individual or corporation, other than an employee, executive officer or director of the Corporation or a Related Entity of the Corporation, that is engaged to provide consulting, technical, management or other services to the Corporation or a Related Entity of the Corporation (other than services provided in relation to a distribution) under a written consulting agreement with the Corporation or the Related Entity and that spends or will spend a significant amount of time and attention on the affairs and business of the issuer or a related entity of the issuer and includes a person who is otherwise a “Consultant” within the meaning of section 2.22 of National Instrument 45-106 – Prospectus Exemptions of the Canadian Securities Administrators;

(k)	“Corporation” means Pretium Resources Inc., and includes any successor corporation thereof;

(l)	“Designated Broker” has the meaning ascribed thereto in Section 5.3(b);

(m)	“Disability” means either:

(i)
a medically determinable physical injury or mental incapacity which is expected to result in death or to last for a continuous period of not less than twelve months and which causes an individual to be unable to engage in substantial gainful activity, or any other condition of impairment, which the Board determines prevents or would prevent the Participant from satisfactorily performing the substantial and material duties of his or her position with the Corporation; or

(ii)	where a Participant has a written employment agreement with the Corporation or a Subsidiary, “Disability” as defined in such employment agreement, if applicable;

(n)
“Employer” means, in respect to a Participant who is an officer, director or employee, the entity that employs the Participant (or that employed the Participant immediately prior to his Termination Date), and, in respect of a Participant who is a Consultant, the entity with which the Consultant has or had a written consulting agreement, and, in each case, the Employer shall be the Corporation or a Subsidiary;

(o)
“Expiry Date” means, with respect to any Restricted Share Unit, the date specified in the applicable Grant Agreement, if any, as the date on which the Restricted Share Unit will be terminated and cancelled or, if later or no such date is specified in the Grant Agreement, December 31 of the third (3rd) calendar year following the end of the applicable Service Year;

(p)	“Fair Market Value”, of a Share, on a particular date, means:

(i)	where the Share is not listed on an Exchange, the fair market value of a Share on that day determined by the Board in good faith; and

(ii)
the arithmetic average of the closing price of the Shares traded on the TSX for the five (5) trading days on which a board lot was traded immediately preceding such date (or, if the Shares are not then listed and posted for trading on the TSX, on such stock exchange on which the Shares are then listed and posted for trading as may be selected for such purpose by the Corporation).

(q)
“Grant Agreement” means the written agreement between the Corporation and a Participant, in such form as may be approved by the Board, under which a Restricted Share Unit is granted, together with such schedules, amendments, deletions or changes thereto as are permitted under the Plan;

(r)	“Grant Date” means the date upon which a Restricted Share Unit is credited to a Participant pursuant to the terms of the Plan;

(s)	“Insider” has the same meaning ascribed to that term as set out in the TSX Company Manual;

(t)	“non-employee director” has the meaning set out in Section 4.1(d);

(u)
“Participant” means an officer, director, employee, or Consultant of the Corporation or a Subsidiary whose services to the Corporation or Subsidiary are sufficient, in the opinion of the Board, to warrant participation in the Plan and who is designated by the Board as a Participant;

(v)	“Participant Information” has the meaning ascribed thereto in Section 10.7;

(w)
“Performance Criteria” means such financial, operation, transaction-based and personal performance criteria, or any one or more of them, as may be determined by the Board in respect of the grant of Restricted Share Units to any Participant, which criteria may be applied to either the Corporation and its Subsidiaries as a whole or to the Corporation or a Subsidiary individually or in any combination, and measured either in total, incrementally or cumulatively over a calendar year or such other performance period as may be specified by the Board in its sole discretion, on an absolute basis or relative to a pre-established target, to previous years’ results or to a designated comparison group;

(x)	“Plan” means this Pretium Resources Restricted Share Unit Plan, as the same may be further amended or varied from time to time;

(y)	“Redundancy” means the termination of employment due to the fact that,

(i)
the person’s employer has ceased or intends to cease to carry on business for the purposes of which the employee was employed by him, or to carry on that business in the place where the employee was so employed, or

(ii)
the requirements of that business for employees to carry out work of a particular kind, or for employees to carry out work of a particular kind in the place where the employee was employed by the employer, have ceased or diminished or are expected to cease or diminish;

(z)
“Related Entity” means a person that is controlled by the Corporation or is controlled by the same person that controls the Corporation and “control” for the purpose of this definition has the same meaning as set out in section 2.23 of National Instrument 45-106 – Prospectus Exemptions of the Canadian Securities Administrators;

(aa)
“Restricted Share Unit” means a restricted share unit credited pursuant to Article 3, by means of an entry on the books of the Corporation, to a Participant, each of which represents the right to receive a cash payment or its equivalent in fully-paid Shares equal to the Fair Market Value of a Share calculated at the Vesting Date, in the manner, and subject to the terms of the Plan;

(bb)
“Retirement” means the termination of employment due to retirement of a Participant on or after such Participant’s normal retirement date under the applicable retirement plan or policy of his or her employer or due to early retirement with the consent of the Board;

(cc)	“RSU Payment Date” has the meaning ascribed thereto in Section 5.3(a);

(dd)	“Service Year” the year in which the Participant performed the services to which the grant of Restricted Share Units relates;

(ee)	“Share” means a Common share without par value in the capital of the Corporation;

(ff)
“Subsidiary”, in relation to the Corporation, means any body corporate, trust, partnership, joint venture, association or other entity of which more than 50% of the total voting power of shares or units, as applicable, or ownership or beneficial interest sufficient to elect the majority of the directors (or members of a comparable governing body) is owned or controlled, directly or indirectly, by the Corporation;

(gg)	“Tax Act” means the Income Tax Act (Canada) and the regulations thereto, as amended from time to time;

(hh)
“Termination Date” means the date on which a Participant ceases, for any reason including resignation, termination, death or disability, to be an active employee, director or Consultant, as the case may be, and, in the case of a Participant who is an employee, where the employment is terminated by the Employer, whether wrongful or for cause or otherwise, such date shall be the date notice of termination is provided and, in the case of a Participant who is a Consultant, the date the written contract between the Consultant and the Corporation or any Subsidiary is terminated or expires and the Consultant no longer provides services thereunder. A Participant will be deemed not to have ceased to be an employee of the Corporation or a Subsidiary in the case of a transfer of his employment between the Corporation and a Subsidiary or a transfer of employment between Subsidiaries;

(ii)	“TSX” means the Toronto Stock Exchange;

(jj)	“Vested Restricted Share Unit” means any Restricted Share Unit which has vested in accordance with the terms of the Plan and the terms of any applicable Grant Agreement; and

(kk)	“Vesting Date” means, in respect of any Restricted Share Unit, the date that the Restricted Share Unit becomes a Vested Restricted Share Unit.

1.2
As used in this Plan, words importing the masculine gender shall include the feminine and neuter genders and words importing the singular shall include the plural and vice versa, unless the context otherwise requires and references to person includes any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation (with or without share capital), unincorporated association, trust, trustee, executor, administrator or other legal representative. The headings of the articles, sections and clauses are inserted herein for convenience of reference only and shall not affect the meaning of construction thereof.

1.3
Unless otherwise specified, time periods wherein or following which any payment (whether in cash or Shares) is to be made or act is to be done shall be calculated by excluding the day on which the period begins, including the day on which the period ends, and abridging the period to the immediately preceding Business Day in the event that the last day of the period is not a Business Day. In the event an action is required to be taken or a payment (whether in cash or Shares) is required to be made on a day which is not a Business Day, such action shall be taken or such payment shall be made on the immediately preceding Business Day.

Article 2 – Purpose of the Plan

2.1
The purpose of the Plan is to promote profitability and enhance the long term value of the Corporation; to retain and attract key employees; align the interests of management and employees with the interests of shareholders; to recognize the contribution of Participants in the Plan to the growth of the company; and to provide a longer term incentive element in an overall compensation package which is competitive with the Corporation’s peer group.

Article 3 – Grant of Restricted Share Units

3.1
The Corporation may from time to time grant Restricted Share Units to a Participant in such numbers, at such times and on such terms and conditions, consistent with the Plan, as the Board may in its sole discretion determine; provided, however, that no Restricted Share Units will be granted after December 15 of a given calendar year. For greater certainty, the Board shall, in its sole discretion, determine any and all conditions to the vesting of any Restricted Share Units granted to a Participant, which vesting conditions may be based on either or both of: (a) the Participant’s continued employment with, or provision of consulting services to, the Corporation or a Subsidiary; or (b) such other terms and conditions including, without limitation, Performance Criteria, as the Board may determine in accordance with Section 3.2, provided that no such vesting condition for a Restricted Share Unit granted to an officer, director or employee shall extend beyond December 15 of the third calendar year following the Service Year in respect of which the Restricted Share Units were granted and all vesting conditions for a Restricted Share Unit granted to an officer, director or employee shall be such that the Restricted Share Unit complies at all times with the exception in paragraph (k) of the definition of “salary deferral arrangement” in subsection 248(1) of the Tax Act.

3.2
Subject to the terms of the Plan, the Board may determine other terms or conditions of any Restricted Share Units, and shall specify the material terms thereof in the applicable Grant Agreement, which shall be in such form as prescribed by the Board from time to time. Without limiting the generality of the foregoing, such additional terms and conditions may include terms or conditions relating to:

(a)	the market price of the Shares;

(b)	the return to holders of Shares, with or without reference to other comparable companies;

(c)	the financial performance or results of the Corporation or a Subsidiary;

(d)	the achievement of Performance Criteria or other performance criteria relating to the Corporation or a Subsidiary;

(e)	any other terms and conditions the Board may in its discretion determine with respect to vesting or the acceleration of vesting; and

(f)	the Vesting Date;

which shall be set out in the Grant Agreement. The conditions may relate to all or a portion of the Restricted Share Units in a Grant and may be graduated such that different percentages (which may be greater or lesser than 100%) of the Restricted Share Units in a Grant will become vested depending on the extent of satisfaction of one or more such conditions. The Board may, in its discretion, subsequent to the Grant Date of a Restricted Share Unit, waive any such term or condition or determine that it has been satisfied subject to applicable law. For greater certainty, no term or condition imposed under a Grant Agreement may have the effect of causing settlement and payout of a Restricted Share Unit to occur after December 31 of the third calendar year following the Service Year in respect of which such Restricted Share Unit was granted.

3.3	No certificates shall be issued with respect to Restricted Share Units.

3.4
The Board shall keep or cause to be kept such records and accounts as may be necessary or appropriate in connection with the administration of the Plan and the discharge of its duties, which records shall, absent manifest error, be considered conclusively determinative of all information contained therein.

3.5
The Corporation shall maintain in its books an Account for each Participant recording at all times the number of Restricted Share Units standing to the credit of such Participant. Restricted Share Units that fail to vest in a Participant pursuant to the provisions of the Plan, or that are paid out to the Participant or his Beneficiary, shall be cancelled and shall cease to be recorded in the Participant’s Account as of the date on which such Restricted Share Units are forfeited or cancelled under the Plan or are paid out, as the case may be.

Article 4 – Shares Subject to the Plan

4.1
This Section 4.1 applies to any securities that may be acquired by Participants on any RSU Payment Date pursuant to Section 5.3(b) that consist(s) of authorized but unissued Shares. Subject to adjustment for any subdivision, consolidation or distribution of Shares as contemplated by, and in accordance with, Article 8:

(a)
The number of Shares issuable from treasury pursuant to the Plan, together with any other share compensation arrangement of the Corporation that provides for the issuance of Shares from treasury, shall not exceed five- and one-half percent (5.5%) of the issued and outstanding Shares.

(b)
The number of Shares issued to Insiders from treasury pursuant the Plan, together with any other share compensation arrangement of the Corporation that provides for the issuance of Shares from treasury, shall not, within a one (1) year period, exceed five- and one-half percent (5.5%) of the issued and outstanding Shares.

(c)
The number of Shares issuable to Insiders from treasury pursuant to Restricted Share Units granted under the Plan, together with any other share compensation arrangement of the Corporation that provides for the issuance of Shares from treasury, shall not, at any time, exceed five- and one-half percent (5.5%) of the issued and outstanding Shares from time to time.

(d)
The number of Shares issuable from treasury to directors of the Corporation who are not also employees or Consultants of the Corporation or a Subsidiary (a “non-employee director”) pursuant to the Plan, together with any other share compensation arrangement of the Corporation that provides for the issuance of Shares from treasury to non-employee directors, shall not exceed one percent (1%) of the issued and outstanding Shares.

(e)
This Section 4.1 and any Employer’s right to elect under Section 5.3(b) to satisfy RSUs by the issuance of Shares from treasury will be effective only upon receipt of all necessary shareholder approvals of the Plan, as amended from time to time, as required by the rules, regulations and policies of the TSX and any other stock exchange on which Shares are listed or traded.

(f)
The aggregate equity award value, based on grant date fair value, of any grants of Restricted Share Units under Section 3.1 that are eligible to be settled in Shares, in combination with the aggregate equity award value, based on a grant date fair value, of any grants under any other share compensation arrangements of the Corporation, that may be made to a Participant who is a non-employee director for a year shall not exceed $150,000. For greater certainty, the limitation on equity award value referenced above shall not apply to a Participant who is an employee of the Corporation or a Subsidiary.

(g)
If any Restricted Share Unit granted under the Plan shall expire, terminate or be cancelled for any reason (including, without limitation, the satisfaction of the Restricted Share Unit by means of a cash payment) without being exercised or settled in the form of Shares issued from treasury, any unissued Shares to which such Restricted Share Units relate shall be available for the purposes of the granting of further Restricted Share Units under the Plan. If any rights to acquire Shares granted under any other security-based compensation arrangements of the Corporation shall expire or terminate for any reason without having been exercised in full, any unpurchased Shares to which such security relates shall be available for the purposes of the granting of further Restricted Share Units under the Plan.

Article 5 – Vesting and Payout of Restricted Units

5.1
Except as otherwise provided herein, the number of Restricted Share Units subject to each grant, the Expiry Date of each Restricted Share Unit, the Vesting Dates with respect to each grant of Restricted Share Units and other terms and conditions relating to each such Restricted Share Unit shall be determined by the Board.

5.2
Restricted Share Units granted hereunder shall, unless otherwise determined by the Board, and as specifically set out in the Grant Agreement, vest as to 1/3 on each of the first and second anniversaries of the Grant Date, and the remaining 1/3 shall vest on the earlier of: (i) the third anniversary of the Grant Date; and (ii) December 15 of the third calendar year following the Service Year in respect of which the Restricted Share Units were granted.

5.3	(a)
On a date (the “RSU Payment Date”) to be selected by the Board following the date a Restricted Share Unit has become a Vested Restricted Share Unit, which date shall be within fifteen (15) days of the Vesting Date and which date shall not, in any event, extend beyond December 15th of the third year following the Service Year for any particular Restricted Share Unit, the Employer shall make to a Participant (other than a non-employee director) a cash payment equal to the product of the number of Vested Restricted Share Units recorded in the Participant’s Account multiplied by the Fair Market Value on the Vesting Date, less Applicable Withholding Taxes. Any Participant that is a non-employee director (other than a US Taxpayer as set out in the Special Appendix) shall on the RSU Payment Date be issued from treasury and receive the number of whole Shares that is equal to the number of whole Vested Restricted Share Units recorded in the Participant’s Account on the RSU Payment Date. The non-employee director must provide the Employer with a cheque for any Applicable Withholding Taxes prior to the release of any Shares to the non-employee director or the Employer may arrange for a Designated Broker to sell such number of Shares as is sufficient to pay the Applicable Withholding Taxes and deliver such amount to the Employer for remittance to the Canada Revenue Agency.

(b)
Subject to Section 5.3(c) and Section 5.3(d), and the receipt of all necessary shareholder approvals as required under the rules, regulations and policies of the TSX and any other stock exchange on which Shares are listed or traded, the Employer may, in lieu of the cash payment contemplated in Section 5.3(a) above, on the RSU Payment Date, elect to either issue (or cause to be issued) to the Participant or, through a broker designated by the Participant who is independent from the Corporation and any Subsidiary (the “Designated Broker”), acquire on behalf of such Participant, the number of whole Shares that is equal to the number of whole Vested Restricted Share Units recorded in the Participant’s Account on the RSU Payment Date (less any amounts in respect of Applicable Withholding Taxes). If the Employer elects to arrange for the purchase of Shares by a Designated Broker on behalf of the Participant, the Employer shall contribute to the Designated Broker an amount of cash sufficient, together with any reasonable brokerage fees or commission fees related thereto, to purchase the whole number of Shares to which the Participant is entitled and the Designated Broker shall, as soon as practicable thereafter, purchase those Shares, on behalf of such Participant, on the TSX (or other stock exchange on which the Shares are listed or traded).

(c)
Notwithstanding any other provision of the Plan, all amounts payable to, or in respect of, a Participant under this Section 5.3, including, without limitation, the issuance or delivery of Shares or a lump sum cash payment, shall be paid or delivered on or before December 31 of the third calendar year commencing immediately following the Service Year in respect of the particular Restricted Share Unit.

(d)
Subject to Section 5.3(c) above, the Board or the Administrator will ensure that delivery of the Shares or cash payment required by Section 5.3(c), is made within fifteen (15) Business Days after the RSU Payment Date.

(e)
Upon payment of any amount pursuant to this Section 5.3 in cash or Shares, as the case may be, the particular Restricted Share Units in respect of which such payment was made shall be cancelled and no further payments (whether in Shares or cash or otherwise) shall be made in relation to such Restricted Share Units.

Article 6 - Dividend Equivalents

6.1
On any record date that occurs during the period from the Grant Date to the RSU Payment Date on which a cash dividend is paid on Shares, a Participant’s account will be credited with the number of Restricted Share Units (including fractional Restricted Share Units, computed to three digits) calculated by

(a)
multiplying the amount of the dividend per Share by the aggregate number of Restricted Share Units (taking into account both vested and unvested Restricted Share Units) that were credited to the Participant’s account as of the record date for payment of the dividend, and

(b)	dividing the amount obtained in paragraph (a) above by the Fair Market Value on the date on which the dividend is paid.

6.2
The additional Restricted Share Units granted to a Participant shall be subject to the same terms and conditions, including vesting and settlement terms, as the corresponding Restricted Share Units, as the case may be.

Article 7 – Termination, Retirement and Change of Control

7.1
Notwithstanding the provisions of Article 5 and subject to the remaining provisions of this Article 7 and to any express resolution passed by the Board, on a Participant’s Termination Date, any Restricted Share Units granted to such Participant which have not become Vested Restricted Share Units prior to the Participant’s Termination Date shall terminate and become null and void as of such date.

7.2	Where the Participant’s Termination Date occurs as a result of the Participant’s Disability or Retirement or Redundancy:

(a)
any unvested Restricted Share Units standing to the credit of such Participant that would otherwise have vested within sixty (60) days of the Participant’s Termination Date shall immediately become Vested Restricted Share Units and shall be settled within sixty (60) days after the Participant’s Termination and otherwise in the ordinary course in accordance with Section 5.3 of the Plan and all other Restricted Share Units that remain unvested as of the Participant’s Termination Date shall terminate and become null and void as of such date; and

(b)
if no Restricted Share Units standing to the credit of such Participant would otherwise have vested within sixty (60) days of the Participant’s Termination Date, then a pro-rata portion of the Participant’s Restricted Share Units that are scheduled to vest on the next scheduled Vesting Date set forth in the Grant Agreement shall vest, based on the number of days since the Grant Date to the Termination Date in relation to the total number of days since the Grant Date to such Vesting Date, and such Restricted Share Units shall be settled in the ordinary course in accordance with Section 5.3 of the Plan and all other Restricted Share Units that remain unvested as of the Participant’s Termination Date shall terminate and become null and void as of such date.

7.3
Where the Participant’s Termination Date occurs as a result of the Participant’s death, any Restricted Share Units standing to the credit of such Participant shall continue to vest (and be paid out) in the normal course for a period of twelve (12) months after the Participant’s Termination Date. Any Restricted Share Units granted to such Participant which have not become Vested Restricted Share Units on or before the date that is the first anniversary of the Participant’s Termination Date shall terminate and become null and void as of such date.

7.4
In the event of a Change of Control or a determination by the Board that a Change of Control is expected to occur, the Board shall have the authority to take all necessary steps so as to ensure the preservation of the economic interests of the Participants in, and to prevent the dilution or enlargement of, any Restricted Share Units, including, without limitation: (i) ensuring that the Corporation or any entity which is or would be the successor to the Corporation or which may issue securities in exchange for Shares upon the Change of Control becoming effective will provide each Participant with new or replacement or amended Restricted Share Units which will continue to vest and be exercisable following the Change of Control on similar terms and conditions as provided in this Plan; (ii) causing all or a portion of the outstanding Restricted Share Units to become Vested Restricted Share Units (irrespective of their vesting conditions) prior to the Change of Control, except that any such accelerated vesting shall require the termination of the Participant’s employment in accordance with Section 7.5 unless a Participant’s economic interest in any Restricted Share Units would not be preserved or dilution or enlargement of any Restricted Share Units would not be prevented, in which case the Board shall have the authority to cause all or a portion of the outstanding Restricted Share Units to become Vested Restricted Share Units irrespective of whether the Participant is terminated; or (iii) any combination of the above.

7.5
Provided that payments have not been made in respect of a Participant’s Restricted Share Units in accordance with Section 5.3, if the employment of a Participant is terminated by the Corporation (or a Subsidiary, as applicable) or by the Participant as a result of Constructive Dismissal, within six (6) months following a Change of Control, subject to the provisions of any applicable Grant Agreement, all Restricted Share Units credited to the Participant and then outstanding shall (whether otherwise vested or not at such time) become Vested Restricted Share Units at the time of such termination and each Participant shall be entitled to payouts in accordance with Article 5; provided that in the event that any Restricted Share Units are subject to Performance Criteria, the Board shall consider the extent of satisfaction of such Performance Criteria in determining the number of Restricted Share Units that shall become Vested Restricted Share Units at the time of such termination.

Article 8 – Amendment and Termination

8.1
Subject to this Article 8, the Plan may be amended at any time by the Board in whole or in part, provided that no amendment shall be made which would cause the Plan, or any Restricted Share Units granted hereunder, to cease to comply with the exception in paragraph (k) of the definition of “salary deferral arrangement” in subsection 248(1) of the Tax Act or any successor provision thereto. Upon termination of the Plan, subject to a resolution of the Board to the contrary, all unvested Restricted Share Units shall remain outstanding and in effect and continue to vest and be paid out in accordance with the terms of the Plan existing at the time of its termination and the applicable Grant Agreement, provided that no further Restricted Share Units will be credited to the Account of any Participant. The Plan will terminate on the date upon which no further Restricted Share Units remain outstanding.

8.2
In the event of any subdivision, consolidation, stock dividend, capital reorganization, reclassification, exchange, or other change with respect to the Shares, or a consolidation, amalgamation, merger, spin-off, sale, lease or exchange of all or substantially all of the property of the Corporation or other distribution of the Corporation’s assets to shareholders of the Corporation (other than the payment of ordinary course cash or stock dividends in respect of the Shares), the number of Shares subject to this Plan and the Restricted Share Units then outstanding under the Plan shall be adjusted in such manner, if any, as the Corporation may in its discretion deem appropriate to preserve, proportionally, the interests of Participants under the Plan. Adjustments under this Section 8.2 shall be made by the Board, whose determination as to what adjustments shall be made, and the extent thereof, shall be final, binding and conclusive. All fractional Restricted Share Units shall be rounded down.

8.3
Subject to Section 8.4 and the policies, rules and regulations of any lawful authority having jurisdiction over the Corporation (including any exchange on which the Shares are then listed and posted for trading), the Board may at any time, without further action by, or approval of, the holders of Shares, amend the Plan or any Restricted Share Unit granted under the Plan in such respects as it may consider advisable and, without limiting the generality of the foregoing, it may do so to:

(a)
Ensure that Restricted Share Units granted under the Plan will comply with any provisions respecting restricted share units or other security based compensation arrangements in the Tax Act or other laws in force in any country or jurisdiction of which a Participant to whom a Restricted Share Unit has been granted may from time to time perform services or be resident;

(b)	Make amendments of a procedural or “housekeeping” nature;

(c)
Change the termination and/or vesting provisions of a Restricted Share Unit granted under the Plan provided that the change does not entail an extension of the Expiry Date of the Restricted Share Unit beyond the original Expiry Date of the Restricted Share Unit; or

(d)	Suspend or terminate the Plan.

Any such amendments shall, if made, become effective on the date selected by the Board. The Board may not, however, without the consent of the Participants, or as otherwise required by law, alter or impair any of the rights or obligations under any Restricted Share Units theretofore granted.

8.4	Notwithstanding Section 8.3, approval of the holders of Shares will be required in order to:

(a)	Increase the maximum number of Shares reserved for issuance under the Plan:

(b)
Amend the determination of Fair Market Value under the Plan in respect of any Restricted Share Unit, or a cancellation and reissuance of Restricted Share Units so as to in effect amend the determination of Fair Market Value thereof;

(c)	Extend the Expiry Date of any Restricted Share Unit beyond the original Expiry Date;

(d)	Increase any limit on grants of Restricted Share Units to Insiders;

(e)	Expand the circumstances under which Restricted Share Units may be assigned or transferred as permitted by Section 9.1 hereof;

(f)	Amend the class of eligible participants under the Plan;

(g)	Amend the limits on grants of Restricted Share Units to non-employee directors;

(h)	Add any provision providing for financial assistance to Participants for the settlement of Restricted Share Units;

(i)	Amend this Section 8.4; or

(i)	Grant additional powers to the Board to amend the Plan or any Restricted Share Unit without the approval of holders of Shares.

8.5
The existence of any Restricted Share Units shall not affect in any way the right or power of the Corporation or its shareholders to make or authorize any adjustment, recapitalization, reorganization or other change in the Corporation’s capital structure or its business, or to create or issue any bonds, debentures, shares or other securities of the Corporation or to amend or modify the rights and conditions attaching thereto or to effect the dissolution or liquidation of the Corporation, or any amalgamation, combination, merger or consolidation involving the Corporation or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise.

8.6
Notwithstanding the provisions of this Article 8, should changes be required to the Plan by any securities commission, stock exchange or other governmental or regulatory body of any jurisdiction to which the Plan or the Corporation now is or hereafter becomes subject, such changes shall be made to the Plan as are necessary to conform with such requirements and, if such changes are approved by the Board, the Plan, as amended, shall be filed with the records of the Corporation and shall remain in full force and effect in its amended form as of and from the date of its adoption by the Board.

Article 9 – No Transfer or Assignment of Participants’ Rights

9.1
Restricted Share Units are not assignable or transferable by a Participant in whole or in part, either directly, by operation of law or otherwise, except as provided in Section 9.2, and no right or interest of any Participant under the Plan or to receive any payment (whether in cash or Shares) hereunder shall be liable for or subject to any obligation or liability of such Participant.

9.2
Subject to the requirements of applicable law, a Participant may designate in writing an individual who is a dependent or relation of the Participant as a beneficiary to receive any benefits that are payable under the Plan upon the death of such Participant. The Participant may, subject to applicable laws, alter or revise such designation from time to time. The original designation or any change thereto shall be in the form as the Board may, from time to time, determine.

Article 10 – Administration

10.1
Nothing in the Plan or in any Grant Agreement shall be construed as giving any Participant the right to be retained in the employ of or as a Consultant to the Corporation or any of its Subsidiaries or any right to any payment whatsoever except to the extent of the benefits provided for by the Plan or the applicable Grant Agreement. The Corporation and its Subsidiaries expressly reserve the right to dismiss any Participant or terminate any Participant’s status as a Consultant at any time. No reasonable notice or payment in lieu thereof will extend the period of employment for purposes of the Plan.

10.2
The Board may, to the extent permitted by law, and subject to regulatory approval, if any, at any time appoint a committee of the Board (the “Committee”) to, among other things, interpret, administer and implement this Plan on behalf of the Board in accordance with such terms and conditions as the Board may prescribe, consistent with this Plan (provided that if at any such time such a committee has not been appointed by the Board, this Plan will be administered by the Board). The Board will take such steps that in its opinion are required to ensure that the Committee has the necessary authority to fulfill its functions under this Plan. If a Committee is appointed for this purpose, all references to the term “Board” will be deemed to be references to the Committee, as applicable in the context used.

10.3
The Board may revoke the Committee’s authority hereunder at any time in the Board’s sole and absolute discretion and, in such event, the Board may exercise the powers, and/or delegate to such other committee of the Board as the Board considers appropriate, all or any of the powers conferred on the Committee under this Plan. In such event, the Board and/or the committee to which the Board has delegated such powers, will exercise the powers conferred on the Committee under this Plan. Any decision made or action taken by the Board and/or any committee to which the Board has delegated its powers hereunder arising out of or in connection with the administration or interpretation of this Plan in this context will be final and conclusive.

10.4
The Board may, to the extent permitted by law, and subject to regulatory approval, if any, delegate any of its administrative responsibilities under the Plan and powers related thereto to one or more persons including, without limitation, an officer of the Corporation (the “Administrator”), and all actions taken and decisions made by such Administrator in this regard shall be final, conclusive, and binding on all parties concerned, including but not limited to, the Corporation, the Participants, and any Beneficiary.

10.5
Subject to Sections 10.2, 10.3 and 10.4, the Plan shall be administered by the Board with the assistance of the Compensation Committee and the Chief Executive Officer as provided herein, and the Board has the sole and complete authority, in its discretion, to:

(a)	interpret the Plan and the Grant Agreements and prescribe, modify and rescind rules and regulations relating to the Plan and the Grant Agreements;

(b)
correct any defect or supply any omission or reconcile any inconsistency in the Plan in the manner and to the extent it considers necessary or advisable for the implementation and administration of the Plan;

(c)	exercise rights reserved to the Corporation under the Plan;

(d)	determine whether and to the extent to which any Performance Criteria or other conditions applicable to the Vesting of Restricted Share Units have been satisfied or shall be waived or modified;

(e)	prescribe forms for notices to be prescribed by the Corporation under the Plan; and

(f)	make all other determinations and take all other actions as it considers necessary or advisable for the implementation and administration of the Plan.

Subject to Sections 10.2 and 10.3, the Board’s determinations and actions under this Plan are final, conclusive and binding on the Corporation, the Participants, any Beneficiary and all other persons.

10.6	All expenses of administration of the Plan shall be borne by the Corporation as determined by the Board.

10.7
Each Participant shall provide the Corporation, the Board and the Administrator (either individually or all, as applicable) with all information (including “personal information” as defined in the Personal Information Protection and Electronic Documents Act (Canada) or any applicable provincial privacy legislation) they require in order to administer the Plan or to permit the Participant to participate in the Plan (the “Participant Information”). The Corporation, the Board, and the Administrator may from time to time transfer or provide access to the Participant Information to a third party service provider for purposes of the administration of the Plan provided that such service providers will be provided with such information for the sole purpose of providing services to the Corporation in connection with the operation and administration of the Plan and provided further that such service provider agrees to take appropriate measures to protect the Participant Information and not to use it for any purpose except to administer or operate the Plan. The Corporation may also transfer and provide access to Participant Information to its Subsidiaries for purposes of preparing financial statements or other necessary reports and facilitating payment or reimbursement of Plan expenses. In addition, Participant Information may be disclosed or transferred to another party during the course of, or completion of, a change in ownership of, or the grant of a security interest in, all or a part of the Corporation or its Subsidiaries, provided that such party is bound by appropriate agreements or obligations and required to use or disclose the Participant Information in a manner consistent with this Section 9.5. The Corporation shall not disclose Participant Information except as contemplated in this Section 9.5 or in response to regulatory filings or other requirements for the information by a governmental authority or regulatory body or a self-regulatory body in which the Corporation participates in order to comply with applicable laws (including, without limitation, the rules, regulations and policies of the TSX and any other stock exchange on which the Shares are then listed and posted for trading) or for the purpose of complying with a subpoena, warrant or other order by a court, person or body having jurisdiction over the Corporation to compel production of the information. By participating in the Plan, each Participant acknowledges that Participant Information may be so provided as set forth above and agrees and consents to its provision on the terms set forth herein.

Article 11 – Liability

11.1
None of the Corporation, the Board, the Administrator or any person acting on their direction or authority shall be liable for any action or determination made in good faith pursuant to the Plan or any Grant Agreement under the Plan nor for anything done or omitted to be done by such person with respect to the price, time, quantity or other conditions and circumstances of the issuance or purchase of Shares under the Plan or with respect to any fluctuations in the market price of the Shares or in any other connection under the Plan.

Article 12 – Taxes and Other Source Deductions

12.1
The Corporation and its Subsidiaries shall not be liable for any tax imposed on any Participant or any Beneficiary as a result of the crediting, holding or redemption of Restricted Share Units, amounts paid or credited to such Participant (or Beneficiary), or securities issued or transferred to such Participant (or Beneficiary) under this Plan. It is the responsibility of the Participant (or Beneficiary) to complete and file any tax returns which may be required under any applicable tax laws within the period prescribed by such laws.

12.2
The Corporation and its Subsidiaries may withhold from any amount payable to a Participant or Beneficiary, either under this Plan, or otherwise, such amount as may be necessary so as to ensure that the Corporation or the Subsidiary will be able to comply with the applicable provisions of any federal, provincial, state or local law relating to the withholding of tax or other required deductions, including on the amount, if any, includable in the income of a Participant or Beneficiary (the “Applicable Withholding Taxes”).

Article 13 – No Shareholder Rights and Unfunded Plan

13.1
Under no circumstances shall Restricted Share Units be considered Shares or other securities of the Corporation, nor shall they entitle any Participant to exercise voting rights or any other rights attaching to the ownership of Shares or other securities of the Corporation, including, without limitation, voting rights, dividend entitlement rights or rights on liquidation, nor shall any Participant be considered the owner of Shares by virtue of the award of Restricted Share Units.

13.2
The Plan shall be unfunded and the Corporation will not secure its obligations under the Plan. To the extent any Participant or his Beneficiary holds any rights by virtue of a grant of Restricted Share Units under the Plan, such rights (unless otherwise determined by the Board) shall be no greater than the rights of an unsecured creditor of the Corporation.

Article 14 – Currency

14.1	All payments and benefits under the Plan shall be determined and paid in the lawful currency of Canada.

Article 15 – Governing Law

15.1
The Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

Special Appendix

to

PRETIUM RESOURCES INC.
RESTRICTED SHARE UNIT PLAN

Special Provisions Applicable to US Taxpayers

This Special Appendix sets forth special provisions of the Pretium Resources Inc. Restricted Share Unit Plan (the “Plan”) that apply to Participants that are subject to Section 409A of the United States Internal Revenue Code of 1986, as amended. Terms defined in the Plan and used herein shall have the meanings set forth in the Plan document, as amended from time to time.

1.	Definitions

For purposes of this Special Appendix:

1.1	“Code” means the United States Internal Revenue Code of 1986, as amended, and any applicable United States Treasury Regulations and other binding regulatory guidance thereunder.

1.2	“Section 409A” means Section 409A of the Code.

1.3
“US Taxpayer” means a Participant who is a citizen or permanent resident of the United States for purposes of the Code or a Participant for whom the compensation under this Plan would otherwise be subject to income tax under the Code.

2.	Compliance with Section 409A

2.1
In General. Notwithstanding any provision of the Plan to the contrary, it is intended that any payments under the Plan either be exempt from or comply with Section 409A, and all provisions of the Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A. Each payment made in respect of Restricted Share Units shall be deemed to be a separate payment for purposes of Section 409A. Each US Taxpayer is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such US Taxpayer in connection with the Plan or any other plan maintained by the Corporation (including any taxes and penalties under Section 409A), and neither the Corporation nor any Subsidiary of the Corporation shall have any obligation to indemnify or otherwise hold such US Taxpayer (or any beneficiary) harmless from any or all of such taxes or penalties.

2.2
Settlement. Notwithstanding any other provision of the Plan, including but not limited to Sections 5.3, 7.2, 7.3. and 7.5, all amounts payable to a U.S. Taxpayer under this Plan, including, without limitation, the issuance or delivery of Shares or a lump sum cash payment, shall be paid or delivered no later than March 15th of the year immediately following the year in which the Vesting Date occurs in respect of the particular Restricted Share Unit.

2.3
Termination Event. Notwithstanding Section 7.3 of the Plan or otherwise, where the Participant’s Termination Date occurs as a result of the Participant’s death, any Restricted Share Units standing to the credit of such Participant that would otherwise have vested within one year of the Participant’s death shall immediately become Vested Restricted Share Units and shall be settled within sixty (60) days following the Participant’s death and all other Restricted Share Units that are not yet vested as of the Participant’s Termination Date shall terminate and become null and void as of such date.

3.	Amendment of Appendix

Notwithstanding Article 8 of the Plan, the Board shall retain the power and authority to amend or modify this Special Appendix to the extent the Board in its sole discretion deems necessary or advisable to comply with any guidance issued under Section 409A. Such amendments may be made without the approval of any US Taxpayer.

APPENDIX D

PRETIUM RESOURCES INC.
BLACKLINE OF PROPOSED REVISIONS TO ARTICLES

(See attached.)

Incorporation Number BC0893483

Effective Date   ~~October 22, 2010~~[●], 2019

PROVINCE OF BRITISH COLUMBIA

BUSINESS CORPORATIONS ACT

ARTICLES OF

PRETIUM RESOURCES INC.

Contents

 ~~PART 1: INTERPRETATION~~	1
~~1.1 Definitions~~	1
~~1.2  Business Corporations Act Definitions Apply~~	1
~~1.3  Interpretation Act Applies~~	1
~~1.4 Conflict in Definitions~~	1
~~1.5 Conflict Between Articles and Legislation.~~	1
 ~~PART 2: SHARES AND SHARE CERTIFICATES~~	2
~~2.1 Authorized Share Structure~~	2
~~2.2 Form of Share Certificate.~~	2
~~2.3 Right to Share Certificate or Acknowledgement~~	2
~~2.4 Sending of Share Certificate~~	2
~~2.5 Replacement of Worn Out or Defaced Certificate~~	2
~~2.6 Replacement of Lost, Stolen or Destroyed Certificate~~	2
~~2.7 Splitting Share Certificates~~	2
~~2.8 Certificate Fee~~	3
~~2.9 Recognition of Trusts~~	3
 ~~PART 3: ISSUE OF SHARES~~	3
~~3.1 Directors Authorized to Issue Shares~~	3
~~3.2 Commissions and Discounts~~	3
~~3.3 Brokerage.~~	3
~~3.4 Conditions of Issue~~	3
~~3.5 Warrants, Options and Rights~~	3
~~3.6 Fractional Shares~~	4
 ~~PART 4: SHARE REGISTERS~~	4
~~4.1 Central Securities Register~~	4
~~4.2 Branch Registers~~	4
~~4.3 Appointment of Agents~~	4
~~4.4 Closing Register~~	4
 ~~PART 5: SHARE TRANSFERS~~	4
~~5.1 Recording or Registering Transfer~~	4
~~5.2 Form of Instrument of Transfer~~	4
~~5.3 Transferor Remains Shareholder~~	4

i

~~5.4 Signing of Instrument of Transfer~~	5
~~5.5 Enquiry as to Title Not Required~~	5
~~5.6 Transfer Fee~~	5
 ~~PART 6: TRANSMISSION OF SHARES~~	5
~~6.1 Legal Personal Representative Recognized on Death~~	5
~~6.2 Rights of Legal Personal Representative~~	5
 ~~PART 7: PURCHASE OF SHARES~~	5
~~7.1 Company Authorized to Purchase Shares~~	5
~~7.2 Purchase When Insolvent~~	6
~~7.3 Sale and Voting of Purchased Shares~~	6
 ~~PART 8: BORROWING POWERS~~	6
~~8.1 Powers of Directors~~	6
~~8.2 Terms of Debt Instruments~~	6
~~8.3 Delegation by Directors~~	6
 ~~PART 9: ALTERATIONS~~	6
~~9.1 Alteration of Authorized Share Structure~~	6
~~9.2 Special Rights and Restrictions~~	7
~~9.3 Change of Name~~	7
~~9.4 Alterations to Articles~~	7
~~9.5 Alterations to Notice of Articles~~	7
 ~~PART 10: MEETINGS OF SHAREHOLDERS~~	7
~~10.1 Annual General Meetings~~	7
~~10.2 Resolution Instead of Annual General Meeting~~	7
~~10.3 Calling of Shareholder Meetings~~	8
~~10.4 Location of Shareholder Meetings~~	8
~~10.5 Notice for Meetings of Shareholders~~	8
~~10.6 Record Date for Notice~~	8
~~10.7 Record Date for Voting~~	8
~~10.8 Failure to Give Notice and Waiver of Notice~~	8
~~10.9 Notice of Special Business at Meetings of Shareholders~~	8
 ~~PART 11: PROCEEDINGS AT MEETINGS OF SHAREHOLDERS~~	9
~~11.1 Special Business~~	9
~~11.2 Special Majority~~	9

~~11.3 Quorum.~~	9
~~11.4 One Shareholder May Constitute Quorum.~~	9
~~11.5 Meetings by Telephone or Other Communications Medium~~	9
~~11.6 Other Persons May Attend~~	10
~~11.7 Requirement of Quorum~~	10
~~11.8 Lack of Quorum~~	10
~~11.9 Lack of Quorum at Succeeding Meeting~~	10
~~11.10 Chair~~	10
~~11.11 Selection of Alternate Chair~~	10
~~11.12 Adjournments~~	10
~~11.13 Notice of Adjourned Meeting~~	11
~~11.14 Decisions by Show of Hands or Poll~~	11
~~11.15 Declaration of Result~~	11
~~11.16 Motion Need Not be Seconded~~	11
~~11.17 Casting Vote~~	11
~~11.18 Manner of Taking a Poll~~	11
~~11.19 Demand for a Poll on Adjournment~~	11
~~11.20 Chair Must Resolve Dispute~~	11
~~11.21 Casting of Votes~~	12
~~11.22 Demand for Poll~~	12
~~11.23 Demand for a Poll Not to Prevent Continuation of Meeting~~	12
~~11.24 Retention of Ballots and Proxies~~	12
 ~~PART 12: VOTES OF SHAREHOLDERS~~	12
~~12.1 Number of Votes by Shareholder or by Shares~~	12
~~12.2 Votes of Persons in Representative Capacity~~	12
~~12.3 Votes by Joint Shareholders~~	12
~~12.4 Legal Personal Representatives as Joint Shareholders~~	12
~~12.5 Representative of a Corporate Shareholder~~	12
~~12.6 Proxy Provisions Do Not Apply to All Companies~~	13
~~12.7 Appointment of Proxy Holder~~	13
~~12.8 Alternate Proxy Holders~~	13
~~12.9 When Proxy Holder Need Not Be Shareholder~~	13
~~12.10 Deposit of Proxy~~	13

~~12.11 Validity of Proxy Vote~~	14
~~12.12 Form of Proxy~~	14
~~12.13 Revocation of Proxy~~	14
~~12.14 Revocation of Proxy Must Be Signed~~	14
~~12.15 Production of Evidence of Authority to Vote~~	15
 ~~PART 13: DIRECTORS~~	15
~~13.1 Number of Directors~~	15
~~13.2 Change in Number of Directors~~	15
~~13.3 Directors’ Acts Valid Despite Vacancy~~	15
~~13.4 Qualifications of Directors~~	15
~~13.5 Remuneration of Directors~~	15
~~13.6 Reimbursement of Expenses of Directors~~	15
~~13.7 Special Remuneration for Directors~~	16
~~13.8 Gratuity, Pension or Allowance on Retirement of Director~~	16
 ~~PART 14: ELECTION AND REMOVAL OF DIRECTORS~~	16
~~14.1 Election at Annual General Meeting~~	16
~~14.2 Consent to be a Director~~	16
~~14.3 Failure to Elect or Appoint Directors~~	16
~~14.4 Places of Retiring Directors Not Filled~~	16
~~14.5 Directors May Fill Casual Vacancies~~	17
~~14.6 Remaining Directors Power to Act~~	17
~~14.7 Shareholders May Fill Vacancies~~	17
~~14.8 Additional Directors~~	17
~~14.9 Ceasing to be a Director~~	17
~~14.10 Removal of Director by Shareholders~~	17
~~14.11 Removal of Director by Directors~~	17
 ~~PART 15: POWERS AND DUTIES OF DIRECTORS~~	18
~~15.1 Powers of Management~~	18
~~15.2 Appointment of Attorney of Company~~	18
 ~~PART 16: DISCLOSURE OF INTEREST OF DIRECTORS~~	18
~~16.1 Obligation to Account for Profits~~	18
~~16.2 Restrictions on Voting by Reason of Interest~~	18
~~16.3 Interested Director Counted in Quorum~~	18

~~16.4 Disclosure of Conflict of Interest or Property~~	18
~~16.5 Director Holding Other Office in the Company~~	19
~~16.6 No Disqualification~~	19
~~16.7 Professional Services by Director or Officer~~	19
~~16.8 Director or Officer in Other Corporations~~	19
 ~~PART 17: PROCEEDINGS OF DIRECTORS~~	19
~~17.1 Meetings of Directors~~	19
~~17.2 Voting at Meetings~~	19
~~17.3 Chair of Meetings~~	19
~~17.4 Meetings by Telephone or Other Communications Medium~~	19
~~17.5 Calling of Meetings~~	20
~~17.6 Notice of Meetings~~	20
~~17.7 When Notice Not Required~~	20
~~17.8 Meeting Valid Despite Failure to Give Notice~~	20
~~17.9 Waiver of Notice of Meetings~~	20
~~17.10 Quorum.~~	20
~~17.11 Validity of Acts Where Appointment Defective~~	20
~~17.12 Consent Resolutions in Writing~~	20
 ~~PART 18: EXECUTIVE AND OTHER COMMITTEES~~	21
~~18.1 Appointment and Powers of Executive Committee~~	21
~~18.2 Appointment and Powers of Other Committees~~	21
~~18.3 Obligations of Committee~~	21
~~18.4 Powers of Board~~	21
~~18.5 Committee Meetings~~	21
 ~~PART 19: OFFICERS~~	22
~~19.1 Appointment of Officers~~	22
~~19.2 Functions, Duties and Powers of Officers.~~	22
~~19.3 Qualifications~~	22
~~19.4 Remuneration~~	22
 ~~PART 20: INDEMNIFICATION~~	22
~~20.1 Definitions~~	22
~~20.2 Mandatory Indemnification of Directors and Former Directors~~	23
~~20.3 Indemnification of Other Persons~~	23

v

~~20.4 Non-Compliance with  Business Corporations Act~~	23
~~20.5 Company May Purchase Insurance~~	23
 ~~PART 21: DIVIDENDS~~	23
~~21.1 Payment of Dividends Subject to Special Rights~~	23
~~21.2 Declaration of Dividends~~	23
~~21.3 No Notice Required~~	23
~~21.4 Record Date~~	24
~~21.5 Manner of Paying Dividend~~	24
~~21.6 Settlement of Difficulties~~	24
~~21.7 When Dividend Payable~~	24
~~21.8 Dividends to be Paid in Accordance with Number of Shares~~	24
~~21.9 Receipt by Joint Shareholders~~	24
~~21.10 Dividend Bears No Interest~~	24
~~21.11 Fractional Dividends~~	24
~~21.12 Payment of Dividends~~	24
~~21.13 Capitalization of Surplus~~	24
 ~~PART 22: DOCUMENTS, RECORDS AND REPORTS~~	25
~~22.1 Recording of Financial Affairs~~	25
~~22.2 Inspection of Accounting Records~~	25
~~22.3 Remuneration of Auditors~~	25
 ~~PART 23: NOTICES~~	25
~~23.1 Method of Giving Notice~~	25
~~23.2 Deemed Receipt~~	26
~~23.3 Certificate of Sending~~	26
~~23.4 Notice to Joint Shareholders~~	26
~~23.5 Notice to Trustees~~	26
 ~~PART 24: SEAL~~	26
~~24.1 Who May Attest Seal~~	26
~~24.2 Sealing Copies~~	26
~~24.3 Mechanical Reproduction of Seal~~	27
 ~~PART 25: PROHIBITIONS~~	27
~~25.1 Definitions~~	27
~~25.2 Application~~	27

~~25.3 Consent Required for Transfer of Shares or Designated Securities~~	27
 ~~PART 26: SPECIAL RIGHTS AND RESTRICTIONS ATTACHED TO THE COMMON SHARES~~	28
~~26.1 Voting~~	28
~~26.2 Dividends~~	28
~~26.3 Dissolution~~	28
 ~~PART 27: SPECIAL RIGHTS AND RESTRICTIONS ATTACHED TO THE PREFERRED SHARES~~	28
~~27.1 Issuable in Series~~	28
 ~~PART 28: SPECIAL RIGHTS AND RESTRICTIONS ATTACHED TO THE FIRST SERIES OF PREFERRED SHARES~~	29
~~28.1 Definitions~~	29
~~28.2 Non-Cumulative Dividends~~	29
~~28.3 Priority on Winding-Up~~	29
~~28.4 Retraction at Option of Holder~~	30
~~28.5 Voting~~	31
~~28.6 Conversion of Series A Preferred Shares~~	31
PART 1: INTERPRETATION	1
1.1 Definitions	1
1.2 Business Corporations Act Definitions Apply	1
1.3 Interpretation Act Applies	1
1.4 Conflict in Definitions	1
1.5 Conflict Between Articles and Legislation.	1
PART 2: SHARES AND SHARE CERTIFICATES	2
2.1 Authorized Share Structure	2
2.2 Form of Share Certificate.	2
2.3 Right to Share Certificate or Acknowledgement	2
2.4 Sending of Share Certificate	2
2.5 Replacement of Worn Out or Defaced Certificate	2
2.6 Replacement of Lost, Stolen or Destroyed Certificate	2
2.7 Splitting Share Certificates	2
2.8 Certificate Fee	3
2.9 Recognition of Trusts	3
PART 3: ISSUE OF SHARES	3

3.1 Directors Authorized to Issue Shares	3
3.2 Commissions and Discounts	3
3.3 Brokerage	3
3.4 Conditions of Issue	3
3.5 Warrants, Options and Rights	3
3.6 Fractional Shares	4
PART 4: SHARE REGISTERS	4
4.1 Central Securities Register	4
4.2 Branch Registers	4
4.3 Appointment of Agents	4
4.4 Closing Register	4
PART 5: SHARE TRANSFERS	4
5.1 Recording or Registering Transfer	4
5.2 Form of Instrument of Transfer	4
5.3 Transferor Remains Shareholder	4
5.4 Signing of Instrument of Transfer	5
5.5 Enquiry as to Title Not Required	5
5.6 Transfer Fee	5
PART 6: TRANSMISSION OF SHARES	5
6.1 Legal Personal Representative Recognized on Death	5
6.2 Rights of Legal Personal Representative	5
PART 7: PURCHASE OF SHARES	5
7.1 Company Authorized to Purchase Shares	5
7.2 Purchase When Insolvent	6
7.3 Sale and Voting of Purchased Shares	6
PART 8: BORROWING POWERS	6
8.1 Powers of Directors	6
8.2 Terms of Debt Instruments	6
8.3 Delegation by Directors	6
PART 9: ALTERATIONS	6
9.1 Alteration of Authorized Share Structure	6
9.2 Special Rights and Restrictions	7
9.3 Change of Name	7

9.4 Alterations to Articles	7
9.5 Alterations to Notice of Articles	7
PART 10: MEETINGS OF SHAREHOLDERS	7
10.1 Annual General Meetings	7
10.2 Resolution Instead of Annual General Meeting	7
10.3 Calling of Shareholder Meetings	8
10.4 Location of Shareholder Meetings	8
10.5 Notice for Meetings of Shareholders	8
10.6 Record Date for Notice	8
10.7 Record Date for Voting	8
10.8 Failure to Give Notice and Waiver of Notice	8
10.9 Notice of Special Business at Meetings of Shareholders	8
PART 11: PROCEEDINGS AT MEETINGS OF SHAREHOLDERS	9
11.1 Special Business	9
11.2 Special Majority	9
11.3 Quorum.	9
11.4 One Shareholder May Constitute Quorum.	9
11.5 Meetings by Telephone or Other Communications Medium	9
11.6 Other Persons May Attend	10
11.7 Requirement of Quorum	10
11.8 Lack of Quorum	10
11.9 Lack of Quorum at Succeeding Meeting	10
11.10 Chair	10
11.11 Selection of Alternate Chair	10
11.12 Adjournments	10
11.13 Notice of Adjourned Meeting	11
11.14 Decisions by Show of Hands or Poll	11
11.15 Declaration of Result	11
11.16 Motion Need Not be Seconded	11
11.17 Casting Vote	11
11.18 Manner of Taking a Poll	11
11.19 Demand for a Poll on Adjournment	11
11.20 Chair Must Resolve Dispute	11

11.21 Casting of Votes	12
11.22 Demand for Poll	12
11.23 Demand for a Poll Not to Prevent Continuation of Meeting	12
11.24 Retention of Ballots and Proxies	12
PART 12: VOTES OF SHAREHOLDERS	12
12.1 Number of Votes by Shareholder or by Shares	12
12.2 Votes of Persons in Representative Capacity	12
12.3 Votes by Joint Shareholders	12
12.4 Legal Personal Representatives as Joint Shareholders	12
12.5 Representative of a Corporate Shareholder	12
12.6 Proxy Provisions Do Not Apply to All Companies	13
12.7 Appointment of Proxy Holder	13
12.8 Alternate Proxy Holders	13
12.9 When Proxy Holder Need Not Be Shareholder	13
12.10 Deposit of Proxy	13
12.11 Validity of Proxy Vote	14
12.12 Form of Proxy.	14
12.13 Revocation of Proxy	14
12.14 Revocation of Proxy Must Be Signed	14
12.15 Production of Evidence of Authority to Vote	15
PART 13: DIRECTORS	15
13.1 Number of Directors	15
13.2 Change in Number of Directors	15
13.3 Directors’ Acts Valid Despite Vacancy	15
13.4 Qualifications of Directors	15
13.5 Remuneration of Directors	15
13.6 Reimbursement of Expenses of Directors	15
13.7 Special Remuneration for Directors	16
13.8 Gratuity, Pension or Allowance on Retirement of Director	16
PART 14: ELECTION AND REMOVAL OF DIRECTORS	16
14.1 Election at Annual General Meeting	16
14.2 Consent to be a Director	16
14.3 Failure to Elect or Appoint Directors	16

x

14.4 Places of Retiring Directors Not Filled	16
14.5 Directors May Fill Casual Vacancies	17
14.6 Remaining Directors Power to Act	17
14.7 Shareholders May Fill Vacancies	17
14.8 Additional Directors	17
14.9 Ceasing to be a Director	17
14.10 Removal of Director by Shareholders	17
14.11 Removal of Director by Directors	17
PART 15: POWERS AND DUTIES OF DIRECTORS	18
15.1 Powers of Management	18
15.2 Appointment of Attorney of Company	18
PART 16: DISCLOSURE OF INTEREST OF DIRECTORS	18
16.1 Obligation to Account for Profits	18
16.2 Restrictions on Voting by Reason of Interest	18
16.3 Interested Director Counted in Quorum	18
16.4 Disclosure of Conflict of Interest or Property	18
16.5 Director Holding Other Office in the Company	19
16.6 No Disqualification	19
16.7 Professional Services by Director or Officer	19
16.8 Director or Officer in Other Corporations	19
PART 17: PROCEEDINGS OF DIRECTORS	19
17.1 Meetings of Directors	19
17.2 Voting at Meetings	19
17.3 Chair of Meetings	19
17.4 Meetings by Telephone or Other Communications Medium	19
17.5 Calling of Meetings	20
17.6 Notice of Meetings	20
17.7 When Notice Not Required	20
17.8 Meeting Valid Despite Failure to Give Notice	20
17.9 Waiver of Notice of Meetings	20
17.10 Quorum.	20
17.11 Validity of Acts Where Appointment Defective	20
17.12 Consent Resolutions in Writing	20

PART 18: EXECUTIVE AND OTHER COMMITTEES	21
18.1 Appointment and Powers of Executive Committee	21
18.2 Appointment and Powers of Other Committees	21
18.3 Obligations of Committee	21
18.4 Powers of Board	21
18.5 Committee Meetings	21
PART 19: OFFICERS	22
19.1 Appointment of Officers	22
19.2 Functions, Duties and Powers of Officers.	22
19.3 Qualifications	22
19.4 Remuneration	22
PART 20: INDEMNIFICATION	22
20.1 Definitions	22
20.2 Mandatory Indemnification of Directors and Former Directors	23
20.3 Indemnification of Other Persons	23
20.4 Non-Compliance with Business Corporations Act	23
20.5 Company May Purchase Insurance	23
PART 21: DIVIDENDS	23
21.1 Payment of Dividends Subject to Special Rights	23
21.2 Declaration of Dividends	23
21.3 No Notice Required	23
21.4 Record Date	24
21.5 Manner of Paying Dividend	24
21.6 Settlement of Difficulties	24
21.7 When Dividend Payable	24
21.8 Dividends to be Paid in Accordance with Number of Shares	24
21.9 Receipt by Joint Shareholders	24
21.10 Dividend Bears No Interest	24
21.11 Fractional Dividends	24
21.12 Payment of Dividends	24
21.13 Capitalization of Surplus	24
PART 22: DOCUMENTS, RECORDS AND REPORTS	25
22.1 Recording of Financial Affairs	25

22.2 Inspection of Accounting Records	25
22.3 Remuneration of Auditors	25
PART 23: NOTICES	25
23.1 Method of Giving Notice	25
23.2 Deemed Receipt	26
23.3 Certificate of Sending	26
23.4 Notice to Joint Shareholders	26
23.5 Notice to Trustees	26
PART 24: SEAL	26
24.1 Who May Attest Seal	26
24.2 Sealing Copies	26
24.3 Mechanical Reproduction of Seal	27
PART 25: PROHIBITIONS	27
25.1 Definitions	27
25.2 Application	27
25.3 Consent Required for Transfer of Shares or Designated Securities	27
PART 26: SPECIAL RIGHTS AND RESTRICTIONS ATTACHED TO THE COMMON SHARES	28
26.1 Voting	28
26.2 Dividends	28
26.3 Dissolution	28

 ~~Part 28 as Amended and Restated as at November 4, 2010~~

PROVINCE OF BRITISH COLUMBIA

BUSINESS CORPORATIONS ACT ARTICLES

OF

PRETIUM RESOURCES INC.

(the “Company”)

Incorporation Number	BC0893483

Effective Date	 ~~October 22, 2010~~[●], 2019

PART 1: INTERPRETATION

1.1.
Definitions.

Without limiting Article 1.2, in these articles, unless the context requires otherwise

“adjourned meeting” means the meeting to which a meeting is adjourned under Article 11.8 or 11.12;

“board”, “board of directors” and “directors” mean the directors or sole director of the Company for the time being and include a committee or other delegate, direct or indirect, of the directors or director;

“Business Corporations Act” means the Business Corporations Act, S.B.C. 2002, c.57 as amended, restated or replaced from time to time, and includes its regulations;

“Interpretation Act” means the Interpretation Act, R.S.B.C. 1996, c. 238;

“legal personal representative” means the personal or other legal representative of the shareholder;“seal” means the seal of the Company, if any.

1.2.
Business Corporations Act Definitions Apply.

The definitions in the Business Corporations Act apply to these articles.

1.3.
Interpretation Act Applies.

The Interpretation Act applies to the interpretation of these articles as if these articles were an enactment.

1.4.
Conflict in Definitions.

If there is a conflict between a definition in the Business Corporations Act and a definition or rule in the Interpretation Act relating to a term used in these articles, the definition in the Business Corporations Act will prevail in relation to the use of the term in these articles.

1.5.
Conflict Between Articles and Legislation.

If there is a conflict between these articles and the Business Corporations Act, the Business Corporations Act will prevail.

PART 2: SHARES AND SHARE CERTIFICATES

2.1.
Authorized Share Structure.

The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

2.2.
Form of Share Certificate.

Each share certificate issued by the Company must comply with, and be signed as required by, the

Business Corporations Act.

2.3.
Right to Share Certificate or Acknowledgement.

Each shareholder is entitled, without charge, to:

(a)
one certificate representing the share or shares of each class or series of shares registered in the shareholder’s name; or

(b)
one certificate representing the share or shares of each class or series of shares registered in the shareholder’s name; or

(c)
a non-transferable written acknowledgement of the shareholder’s right to obtain such a share certificate.

provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate or acknowledgement and delivery of a share certificate or acknowledgment for a share to one of several joint shareholders or to one of the shareholders’ duly authorized agents will be sufficient delivery to all. The Company may refuse to register more than three persons as joint holders of a share.

2.4.
Sending of Share Certificate.

Any share certificate or non-transferable written acknowledgment of the shareholder’s right to obtain such a share certificate to which a shareholder is entitled may be sent to the shareholder by mail at the shareholder’s registered address, and neither the Company nor any agent is liable for any loss to the shareholder because the share certificate or acknowledgment sent is lost in the mail or stolen.

2.5.
Replacement of Worn Out or Defaced Certificate.

If the board of directors, or any officer or agent designated by the directors, is satisfied that a share certificate is worn out or defaced, they must, on production to them of the certificate and on such other terms, if any, as they think fit:

(a)
order the certificate to be cancelled; and

(b)
issue a replacement share certificate.

2.6.
Replacement of Lost, Stolen or Destroyed Certificate.

If a share certificate is lost, stolen or destroyed, a replacement share certificate must be issued to the person entitled to that certificate if the board of directors, or any officer or agent designated by the directors, receives:

(a)
proof satisfactory to them that the certificate is lost, stolen or destroyed; and

(b)
any indemnity the board of directors, or any officer or agent designated by the directors, considers adequate.

2.7.
Splitting Share Certificates.

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder’s name two or more certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the certificate so surrendered, the Company must cancel the surrendered certificate and issue replacement share certificates in accordance with that request. The Company may refuse to issue a certificate with respect to a fraction of a share.

2.8.
Certificate Fee.

There must be paid to the Company, in relation to the issue of any share certificate under Articles 2.5,

2.6 or 2.7, the amount, if any and which must not exceed the amount prescribed under the Business Corporations Act, determined by the directors.

2.9.
Recognition of Trusts.

Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as by law or statute or these Articles provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

PART 3: ISSUE OF SHARES

3.1.
Directors Authorized to Issue Shares.

Subject to the Business Corporations Act and the rights of the holders of issued shares of the Company, the directors may issue, allot, sell or otherwise dispose of the unissued shares, and previously issued shares that are subject to reissuance or held by the Company, whether with par value or without par value, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares may be issued) that the directors, in their absolute discretion, may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

3.2.
Commissions and Discounts.

The directors may, at any time, authorize the Company to pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.

3.3.
Brokerage.

The directors may authorize the Company to pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

3.4.
Conditions of Issue.

Except as provided for by the Business Corporations Act, no share may be issued until it is fully paid. A share is fully paid when:

(a)
consideration is provided to the Company for the issue of the share by one or more of the following:

(i)
past services performed for the Company

(ii)
property; or

(iii)
money; and

(b)
the value of the consideration received by the Company equals or exceeds the issue price set for the shares under Article 3.1.

3.5.
Warrants, Options and Rights.

Subject to the Business Corporations Act, the Company may issue warrants, options and rights upon such terms and conditions as the directors determine, which warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

3.6.
Fractional Shares.

A person holding a fractional share does not have, in relation to the fractional share, the rights of a shareholder in proportion to the fraction of the share held.

PART 4: SHARE REGISTERS

4.1.
Central Securities Register.

As required by and subject to the Business Corporations Act, the Company must maintain in British Columbia a central securities register.

4.2.
Branch Registers.

In addition to the central securities register, the Company may maintain branch securities registers.

4.3.
Appointment of Agents.

The directors may, subject to the Business Corporations Act, appoint an agent to maintain the central securities register and any branch securities registers. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

4.4.
Closing Register.

The Company must not at any time close its central securities register.

PART 5: SHARE TRANSFERS

5.1.
Recording or Registering Transfer.

Except to the extent that the Business Corporations Act otherwise provides, a transfer of a share of the Company must not be recorded or registered unless:

(a)
a duly signed instrument of transfer in respect of the share has been received by the Company

(b)
if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate has been surrendered to the Company; and

(c)
if a non-transferable written acknowledgment of the shareholder’s right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that acknowledgment has been surrendered to the Company.

5.2.
Form of Instrument of Transfer.

The instrument of transfer in respect of any share of the Company must be either in ’the form, if any, on the back of the Company’s share certificates or in any other form that may be approved by the directors from time to time.

5.3.
Transferor Remains Shareholder.

Except to the extent that the Business Corporations Act otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

5.4.
Signing of Instrument of Transfer.

If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer, or, if no number is specified, all the shares represented by share certificates deposited with the instrument of transfer:

(a)
in the name of the person named as transferee in that instrument of transfer; or

(b)
if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the share certificate is deposited for the purpose of having the transfer registered.

5.5.
Enquiry as to Title Not Required.

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.

5.6.
Transfer Fee.

There must be paid to the Company, in relation to the registration of any transfer, the amount determined by the directors.

PART 6: TRANSMISSION OF SHARES

6.1.
Legal Personal Representative Recognized on Death.

In the case of the death of a shareholder, the legal personal representative, or if the shareholder was a joint holder, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder’s interest in the shares. Before recognizing a person as a legal personal representative, the directors may require proof of appointment by a court of competent jurisdiction, a grant of letters probate, letters of administration or such other evidence or documents as the directors consider appropriate.

6.2.
Rights of Legal Personal Representative.

The legal personal representative has the same rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the Business Corporations Act and the directors have been deposited with the Company.

PART 7: PURCHASE OF SHARES

7.1.
Company Authorized to Purchase Shares.

Subject to the special rights and restrictions attached to any class or series of shares and the Business Corporations Act, the Company may, if authorized by the directors, purchase or otherwise acquire any of its shares at the price and on the terms specified in such resolution.

7.2.
Purchase When Insolvent.

The Company must not make a payment or provide any other consideration to purchase or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(a)
the Company is insolvent; or

(b)
making the payment or providing the consideration would render the Company insolvent.

7.3.
Sale and Voting of Purchased Shares.

If the Company retains a share redeemed, purchased or otherwise acquired by it, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

(a)
is not entitled to vote the share at a meeting of its shareholder;

(b)
must not pay a dividend in respect of the share; and

(c)
must not make any other distribution in respect of the share.

PART 8: BORROWING POWERS

8.1.
Powers of Directors.

The Company, if authorized by the directors, may from time to time:

(a)
borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that the directors consider appropriate;

(b)
issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person;

(c)
guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(d)
mortgage or charge, whether by way of specific or floating charge, or give other security on the whole or any part of the present and future undertaking of the Company.

8.2.
Terms of Debt Instruments.

Any bonds, debentures or other debt obligations of the Company may be issued at a discount, premium or otherwise, and with any special privileges on the redemption, surrender, drawing, allotment of or conversion into or exchange for shares or other securities, attending and voting at general meetings of the Company, appointment of directors or otherwise, and may by their terms be assignable free from any equities between the Company and the person to whom they were issued or any subsequent holder, all as the directors may determine.

8.3.
Delegation by Directors.

For greater certainty, the powers of the directors under this Part 8 may be exercised by a committee or other delegate, direct or indirect, of the board authorized to exercise such powers.

PART 9: ALTERATIONS

9.1.
Alteration of Authorized Share Structure.

Subject to Article 9.2 and the Business Corporations Act, the Company may by special resolution:

(a)
create one or more classes or series of shares or, if none of the shares of a class or series of shares is allotted or issued, eliminate that class or series of shares;

(b)
increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(c)
subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(d)
if the Company is authorized to issue shares of a class of shares with par value:

(i)
decrease the par value of those shares; or

(ii)
if none of the shares of that class of shares is allotted or issued, increase the par value of those shares;

(e)
change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(f)
alter the identifying name of any of its shares; or

(g)
otherwise alter its shares or authorized share structure when required or permitted to do so by the Business Corporations Act.

9.2.
Special Rights and Restrictions.

Subject to the Business Corporations Act, the Company may by special resolution:

(a)
create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

(b)
vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

9.3.
Change of Name.

The Company may by directors’ resolution authorize an alteration of its Notice of Articles in order to change its name.

9.4.
Alterations to Articles.

If the Business Corporations Act does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by special resolution alter these Articles.

9.5.
Alterations to Notice of Articles.

If the Business Corporations Act does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by special resolution alter its Notice of Articles.

PART 10: MEETINGS OF SHAREHOLDERS

10.1.
Annual General Meetings.

Unless an annual general meeting is deferred or waived in accordance with the Business Corporations Act, the Company must hold an annual general meeting, for the first time, not more than 18 months after the date on which it was recognized, and after its first annual reference date, at least once in each calendar year and not more than 15 months after the annual reference date for the preceding calendar year at such date, time and location as may be determined by the directors.

10.2.
Resolution Instead of Annual General Meeting.

If all of the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under the Business Corporations Act to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 10.2, select as the Company’s annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

10.3.
Calling of Shareholder Meetings.

The directors may, whenever they think fit, call a meeting of shareholders.

10.4.
Location of Shareholder Meetings.

The directors may, by directors’ resolution, approve a location outside of British Columbia for the holding of a meeting of shareholders.

10.5.
Notice for Meetings of Shareholders.

The Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(a)
if and for so long as the Company is a public company, 21 days; and

(b)
otherwise, 10 days.

10.6.
Record Date for Notice.

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(a)
if and for so long as the Company is a public company, 21 days; and

(b)
otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.7.
Record Date for Voting.

The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.8.
Failure to Give Notice and Waiver of Notice.

The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to receive notice does not invalidate any proceedings at that meeting. Any person entitled to receive notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.

10.9.
Notice of Special Business at Meetings of Shareholders.

If a meeting of shareholders is to consider special business within the meaning of Article 11.1, the notice of meeting must:

(a)
state the general nature of the special business; and

(b)
if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

(i)
at the Company’s records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and

(ii)
during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

PART 11: PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

11.1.
Special Business.

At a meeting of shareholders, the following business is special business:

(a)
at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(b)
at an annual general meeting, all business is special business except for the following:

(i)
business relating to the conduct of, or voting at, the meeting;

(ii)
consideration of any financial statements of the Company presented to the meeting;

(iii)
consideration of any reports of the directors or auditor;

(iv)
the setting or changing of the number of directors;

(v)
the election or appointment of directors;

(vi)
the appointment of an auditor;

(vii)
business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution; and

(viii)
any other business which, under these Articles or the Business Corporations Act, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

11.2.
Special Majority.

The majority of votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution.

11.3.
Quorum.

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least ~~5~~25% of the issued shares entitled to be voted at the meeting.

11.4.
One Shareholder May Constitute Quorum.

If there is only one shareholder entitles to vote at a meeting of shareholders:

(a)
the quorum is one person who is, or who represents by proxy, that shareholder; and

(b)
that shareholder, present in person or by proxy, may constitute the meeting.

11.5.
Meetings by Telephone or Other Communications Medium.

A shareholder or proxy holder who is entitled to participate in, including vote at, a meeting of shareholders may participate in person or by telephone or other communications medium if all shareholders and proxy holders participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A shareholder who participates in a meeting in a manner contemplated by Article 11.5 is deemed for all purposes of the Business Corporations Act and these Articles to be present at the meeting and to have agreed to participate in that manner. Nothing in this Article 11.5 obligates the Company to take any action or provide any facility to permit or facilitate the use of any communications mediums at a meeting of shareholders.

11.6.
Other Persons May Attend.

The directors, the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for the Company, the auditor of the Company and any other persons invited by the directors are entitled to attend any meeting of shareholders, but if any of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum, and is not entitled to vote at the meeting, unless that person is a shareholder or proxy holder entitled to vote at the meeting.

11.7.
Requirement of Quorum.

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting.

11.8.
Lack of Quorum.

If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(a)
in the case of a general meeting convened by requisition of shareholders, the meeting is dissolved; and

(b)
in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place, or at such other date, time or location as the chair specifies on the adjournment.

11.9.
Lack of Quorum at Succeeding Meeting.

If, at the meeting to which the first meeting referred to in Article 11.8(b) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting constitute a quorum.

11.10.
Chair.

The following individual is entitled to preside as chair at a meeting of shareholders:

(a)
the chair of the board, if any; and

(b)
if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.

11.11.
Selection of Alternate Chair.

If, at any meeting of shareholders, there is no chair of the board or president present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the president are unwilling to act as chair of the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, the directors present must choose one of their number to be chair of the meeting or if all of the directors present decline to take the chair or fail to so choose or if no director is present, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

11.12.
Adjournments.

The chair of the meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

11.13.
Notice of Adjourned Meeting.

It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

11.14.
Decisions by Show of Hands or Poll.

Subject to the Business Corporations Act, every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by at least one shareholder entitled to vote who is present in person or by proxy.

11.15.
Declaration of Result.

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Article 11.4, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

11.16.
Motion Need Not be Seconded.

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

11.17.
Casting Vote.

In case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

11.18.
Manner of Taking a Poll.

Subject to Article 11.19, if a poll is duly demanded at a meeting of shareholders:

(a)
the poll must be taken:

(i)
at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

(ii)
in the manner, at the time and at the place that the chair of the meeting directs;

(b)
the result of the poll is deemed to be a resolution of and passed at the meeting at which the poll is demanded; and

(c)
the demand for the poll may be withdrawn by the person who demanded it.

11.19.
Demand for a Poll on Adjournment.

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

11.20.
Chair Must Resolve Dispute.

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.

11.21.
Casting of Votes.

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

11.22.
Demand for Poll.

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

11.23.
Demand for a Poll Not to Prevent Continuation of Meeting.

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

11.24.
Retention of Ballots and Proxies.

The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during statutory business hours by any shareholder or proxy holder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

PART 12: VOTES OF SHAREHOLDERS

12.1.
Number of Votes by Shareholder or by Shares.

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint registered holders of shares under Article 12.3:

(a)
on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote at the meeting has one vote, and

(b)
on a poll, every shareholder entitled to vote has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

12.2.
Votes of Persons in Representative Capacity.

A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is the legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

12.3.
Votes by Joint Shareholders.

If there are joint shareholders registered in respect of any share:

(a)
any of the joint shareholders may vote at any meeting, either personally or by proxy, in respect of the share as if that shareholder were solely entitled to it; or

(b)
if more than one of the joint shareholders is present at any meeting, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

12.4.
Legal Personal Representatives as Joint Shareholders.

Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Article 12.3, deemed to be joint shareholders.

12.5.
Representative of a Corporate Shareholder.

If a corporation that is not a subsidiary of the Company is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(a)
for that purpose, the instrument appointing a representative must:

(i)
be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt or proxies or, if no number is specified, two days before the day set for the holding of the meeting; or

(ii)
be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting; and

(b)
if a representative is appointed under this Article 12.5:

(i)
the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

(ii)
the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.6.
Proxy Provisions Do Not Apply to All Companies.

Articles 12.7 and 12.9 do not apply to the Company if and for so long as it is a public company.

12.7.
Appointment of Proxy Holder.

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders of the Company may, by proxy, appoint one or more (but not more than five) proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

12.8.
Alternate Proxy Holders.

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

12.9.
When Proxy Holder Need Not Be Shareholder.

A person must not be appointed as a proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if:

(a)
the person appointing the proxy holder is a corporation or a representative of a corporation appointed under Article 12.5;

(b)
the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting; or

(c)
the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting.

12.10.
Deposit of Proxy.

A proxy for a meeting of shareholders must:

(a)
be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(b)
unless the notice provides otherwise, be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.11.
Validity of Proxy Vote.

A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(a)
at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(b)
by the chair of the meeting, before the vote is taken.

12.12.
Form of Proxy.

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

[Name of Company]
(the “Company”)

The undersigned, being a shareholder of the Company, hereby appoints [name] or, failing that person, [name], as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders to be held on [month, day, year] and at any adjournment of that meeting.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy is given in respect of all shares registered in the name of the shareholder): ______________________

Signed this ___ day of______,_________.

______________________________
Signature of shareholder

______________________________
Name of shareholder (printed)

12.13.
Revocation of Proxy.

Subject to Article 12.14, every proxy may be revoked by an instrument in writing that is:

(a)
received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(b)
provided, at the meeting, to the chair of the meeting.

12.14.
Revocation of Proxy Must Be Signed.

An instrument referred to in Article 12.13 must be signed as follows:

(a)
if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative or trustee in bankruptcy; or

(b)
if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 12.5

12.15.
Production of Evidence of Authority to Vote.

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

PART 13: DIRECTORS

13.1.
Number of Directors.

The number of directors, excluding additional directors appointed under Article 14.8, is set at:

(a)
if the Company is a public company, the greater of three and the most recently set of:

(i)
the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(ii)
the number of directors set under Article 14.4;

(b)
if the Company is not a public company, the most recently set of:

(i)
the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(ii)
the number of directors set under Article 14.4.

13.2.
Change in Number of Directors.

If the number of directors is set under Articles 13.1(a)(i)or 13.1(b)(i):

(a)
the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number;

(b)
if the shareholders do not elect or appoint the directors needed to fill any vacancies in the board of directors up to that number contemporaneously with the setting of that number, then the directors may appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

13.3.
Directors’ Acts Valid Despite Vacancy.

An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

13.4.
Qualifications of Directors.

A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the Business Corporations Act to become, act or continue to act as a director.

13.5.
Remuneration of Directors.

The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.

13.6.
Reimbursement of Expenses of Directors.

The Company must reimburse each director for the reasonable expenses that he or she may incur in his or her capacity as director in and about the business of the Company.

13.7.
Special Remuneration for Directors.

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company’s business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

13.8.
Gratuity, Pension or Allowance on Retirement of Director.

Unless otherwise determined by ordinary resolution, the directors may authorize the Company to pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

PART 14: ELECTION AND REMOVAL OF DIRECTORS

14.1.
Election at Annual General Meeting.

At every annual general meeting and in every unanimous resolution contemplated by Article 10.2:

(a)
the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(b)
all the directors cease to hold office immediately before the election or appointment of directors under paragraph (a), but are eligible for re-election or re-appointment.

14.2.
Consent to be a Director.

No election, appointment or designation of an individual as a director is valid unless:

(a)
that individual consents to be a director in the manner provided for in the Business Corporations Act'; or

(b)
that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director.

14.3.
Failure to Elect or Appoint Directors.

If:

(a)
the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 10.2, on or before the date by which the annual general meeting is required to be held under the Business Corporations Act'; or

(b)
the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 10.2, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

(c)
the date on which his or her successor is elected or appointed; and

(d)
the date on which he or she otherwise ceases to hold office under the Business Corporations Act or these Articles.

14.4.
Places of Retiring Directors Not Filled.

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

14.5.
Directors May Fill Casual Vacancies.

Any casual vacancy occurring in the board of directors may be filled by the directors.

14.6.
Remaining Directors Power to Act.

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of summoning a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the Business Corporations Act, for any other purpose.

14.7.
Shareholders May Fill Vacancies.

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

14.8.
Additional Directors.

Notwithstanding Articles 13.1 and 13.2, between annual general meetings or unanimous resolutions contemplated by Article 10.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 14.8 must not at any time exceed:

(a)
one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or

(b)
in any other case, one-third of the number of the current directors who were elected or appointed as directors other than under this Article 14.8.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 14.1(a), but is eligible for re-election or re-appointment.

14.9.
Ceasing to be a Director.

A director ceases to be a director when:

(a)
the term of office of the director expires;

(b)
the director dies;

(c)
the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(d)
the director is removed from office pursuant to Articles 14.10 or 14.11.

14.10.
Removal of Director by Shareholders.

The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

14.11.
Removal of Director by Directors.

The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

PART 15: POWERS AND DUTIES OF DIRECTORS

15.1.
Powers of Management.

The directors must, subject to the Business Corporations Act and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the Business Corporations Act or by these Articles, required to be exercised by the shareholders of the Company.

15.2.
Appointment of Attorney of Company.

The directors exclusively may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

PART 16: DISCLOSURE OF INTEREST OF DIRECTORS

16.1.
Obligation to Account for Profits.

A director or senior officer who holds a disclosable interest (as that term is used in the Business Corporations Act) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Business Corporations Act.

16.2.
Restrictions on Voting by Reason of Interest.

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

16.3.
Interested Director Counted in Quorum.

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

16.4.
Disclosure of Conflict of Interest or Property.

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Business Corporations Act.

16.5.
Director Holding Other Office in the Company.

A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

16.6.
No Disqualification.

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

16.7.
Professional Services by Director or Officer.

Subject to the Business Corporations Act, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

16.8.
Director or Officer in Other Corporations.

A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the Business Corporations Act, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

PART 17: PROCEEDINGS OF DIRECTORS

17.1.
Meetings of Directors.

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the board held at regular intervals may be held at the place, at the time and on the notice, if any, that the board may by resolution from time to time determine.

17.2.
Voting at Meetings.

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

17.3.
Chair of Meetings.

Meetings of directors are to be chaired by:

(a)
the chair of the board, if any;

(b)
in the absence of the chair of the board, the president, if any, if the president is a director; or

(c)
any other director chosen by the directors if:

(i)
neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting;

(ii)
neither the chair of the board nor the president, if a director, is willing to chair the meeting; or

(iii)
the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

17.4.
Meetings by Telephone or Other Communications Medium.

A director may participate in a meeting of the directors or of any committee of the directors in person or by telephone or other communications medium if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A director who participates in a meeting in a manner contemplated by this Article 17.4 is deemed for all purposes of the Business Corporations Act and these Articles to be present at the meeting and to have agreed to participate in that manner.

17.5.
Calling of Meetings.

A director may, and the secretary or an assistant secretary, if any, on the request of a director must, call a meeting of the directors at any time.

17.6.
Notice of Meetings.

Other than for meetings held at regular intervals as determined by the directors pursuant to Article 17.1, reasonable notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors by any method set out in Article 23.1 or orally or by telephone.

17.7.
When Notice Not Required.

It is not necessary to give notice of a meeting of the directors to a director if:

(a)
the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed or is the meeting of the directors at which that director is appointed; or

(b)
the director has waived notice of the meeting.

17.8.
Meeting Valid Despite Failure to Give Notice.

The accidental omission to give notice of any meeting of directors to any director, or the non-receipt of any notice by any director, does not invalidate any proceedings at that meeting.

17.9.
Waiver of Notice of Meetings.

Any director may file with the Company a document signed by the director waiving notice of any past, present or future meeting of the directors and may at any time withdraw that waiver with respect to meetings of the directors held after that withdrawal. After sending a waiver with respect to all future meetings of the directors, and until that waiver is withdrawn, no notice of any meeting of the directors need be given to that director and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director.

17.10.
Quorum.

The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be set at a majority of the directors or, if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting.

17.11.
Validity of Acts Where Appointment Defective.

Subject to the Business Corporations Act, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

17.12.
Consent Resolutions in Writing.

A resolution of the directors or of any committee of the directors consented to in writing by all of the directors entitled to vote on it, whether by signed document, fax, email or any other method of transmitting legibly recorded messages, is as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors duly called and held. Such resolution may be in two or more counterparts which together are deemed to constitute one resolution in writing. A resolution passed in that manner is effective on the date stated in the resolution or, if no date is stated in the resolution, on the latest date stated on any counterpart. A resolution of the directors or of any committee of the directors passed in accordance with this Article 17.12 is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the Business Corporations Act and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

PART 18: EXECUTIVE AND OTHER COMMITTEES

18.1.
Appointment and Powers of Executive Committee.

The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and this committee has, during the intervals between meetings of the board of directors, all of the directors’ powers, except:

(a)
the power to fill vacancies in the board of directors;

(b)
the power to remove a director;

(c)
the power to change the membership of, or fill vacancies in, any committee of the directors; and

(d)
such other powers, if any, as may be set out in the resolution or any subsequent directors’ resolution.

18.2.
Appointment and Powers of Other Committees.

The directors may, by resolution,

(a)
appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

(b)
delegate to a committee appointed under paragraph (a) any of the directors’ powers, except:

(i)
the power to fill vacancies in the board of directors;

(ii)
the power to remove a director;

(iii)
the power to change the membership of, or fill vacancies in, any committee of the board, and

(iv)
the power to appoint or remove officers appointed by the board; and

(c)
make any delegation referred to in paragraph (b) subject to the conditions set out in the resolution.

18.3.
Obligations of Committee.

Any committee appointed under Articles 18.1 or 18.2, in the exercise of the powers delegated to it, must

(a)
conform to any rules that may from time to time be imposed on it by the directors; and

(b)
report every act or thing done in exercise of those powers as the directors may require.

18.4.
Powers of Board.

The directors may, at any time, with respect to a committee appointed under Articles 18.1 or 18.2:

(a)
revoke or alter the authority given to a committee, or override a decision made by a committee, except as to acts done before such revocation, alteration or overriding;

(b)
terminate the appointment of, or change the membership of, a committee; and

(c)
fill vacancies on a committee.

18.5.
Committee Meetings.

Subject to Article 18.3(a) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under Articles 18.1 or 18.2:

(a)
the committee may meet and adjourn as it thinks proper;

(b)
the committee may elect a chair of its meetings but, if no chair of the meeting is elected, or if at any meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(c)
a majority of the members of a directors’ committee constitutes a quorum of the committee; and

(d)
questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting has no second or casting vote.

PART 19: OFFICERS

19.1.
Appointment of Officers.

The directors may, from time to time, appoint such officers, if any, as the directors determine, and the directors may, at any time, terminate any such appointment.

19.2.
Functions, Duties and Powers of Officers.

The directors may, for each officer:

(a)
determine the functions and duties of the officer;

(b)
entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(c)
revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

19.3.
Qualifications.

No officer may be appointed unless that officer is qualified in accordance with the Business Corporations Act. One person may hold more than one position as an officer of the Company. Any officer need not be a director.

19.4.
Remuneration.

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors think fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

PART 20: INDEMNIFICATION

20.1.
Definitions.

In this Part 20:

(a)
“eligible penalty” means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

(b)
“eligible proceeding” means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director, former director of the Company or an affiliate of the Company (an “eligible party”) or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director of the Company or an affiliate of the Company:

(i)
is or may be joined as a party; or

(ii)
is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

(c)
“expenses” has the meaning set out in the Business Corporations Act.

20.2.
Mandatory Indemnification of Directors and Former Directors.

Subject to the Business Corporations Act, the Company must indemnify and advance expenses of a director or former director of the Company and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director is deemed to have contracted with the Company on the terms of the indemnity contained in this Article 20.2.

20.3.
Indemnification of Other Persons.

Subject to any restrictions in the Business Corporations Act, the Company may indemnify any person.

20.4.
Non-Compliance with Business Corporations Act.

The failure of a director or former director of the Company to comply with the Business Corporations Act or these Articles does not invalidate any indemnity to which he or she is entitled under this Part.

20.5.
Company May Purchase Insurance.

The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

(a)
is or was a director, officer, employee or agent of the Company;

(b)
is or was a director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

(c)
at the request of the Company, is or was a director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

(d)
at the request of the Company, holds or held a position equivalent to that of a director or officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, officer, employee or agent or person who holds or held such equivalent position.

PART 21: DIVIDENDS

21.1.
Payment of Dividends Subject to Special Rights.

The provisions of this Part 21 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

21.2.
Declaration of Dividends.

Subject to the Business Corporations Act, the directors may from time to time declare and authorize payment of such dividends as they may deem advisable.

21.3.
No Notice Required.

The directors need not give notice to any shareholder of any declaration under Article 21.2.

21.4.
Record Date.

The directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5 p.m. on the date on which the directors pass the resolution declaring the dividend.

21.5.
Manner of Paying Dividend.

A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of paid up shares or of bonds, debentures or other securities of the Company, or in any one or more of those ways.

21.6.
Settlement of Difficulties.

If any difficulty arises in regard to a distribution under Article 21.5, the directors may settle the difficulty as they deem advisable, and, in particular, may:

(a)
set the value for distribution of specific assets;

(b)
determine that cash payments in substitution for all or any part of the specific assets to which any shareholders are entitled may be made to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(c)
vest any such specific assets in trustees for the persons entitled to the dividend.

21.7.
When Dividend Payable.

Any dividend may be made payable on such date as is fixed by the directors.

21.8.
Dividends to be Paid in Accordance with Number of Shares.

All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

21.9.
Receipt by Joint Shareholders.

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

21.10.
Dividend Bears No Interest.

No dividend bears interest against the Company.

21.11.
Fractional Dividends.

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

21.12.
Payment of Dividends.

Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed to the address of the shareholder, or in the case of joint shareholders, to the address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

21.13.
Capitalization of Surplus.

Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the surplus or any part of the surplus.

PART 22: DOCUMENTS, RECORDS AND REPORTS

22.1.
Recording of Financial Affairs.

The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the provisions of the Business Corporations Act.

22.2.
Inspection of Accounting Records.

Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

22.3.
Remuneration of Auditors.

The remuneration of the auditors, if any, shall be set by the directors regardless of whether the auditor is appointed by the shareholders, by the directors or otherwise. For greater certainty, the directors may delegate to the audit committee or other committee the power to set the remuneration of the auditors.

PART 23: NOTICES

23.1.
Method of Giving Notice.

Unless the Business Corporations Act or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the Business Corporations Act or these Articles to be sent by or to a person may be sent by any one of the following methods:

(a)
mail addressed to the person at the applicable address for that person as follows:

(i)
for a record mailed to a shareholder, the shareholder’s registered address;

(ii)
for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

(iii)
in any other case, the mailing address of the intended recipient;

(b)
delivery at the applicable address for that person as follows, addressed to the person:

(i)
for a record delivered to a shareholder, the shareholder’s registered address;

(ii)
for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(iii)
in any other case, the delivery address of the intended recipient;

(c)
sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(d)
sending the record, or a reference providing the intended recipient with immediate access to the record, by electronic communication to an address provided by the intended recipient for the sending of that record or records of that class;

(e)
sending the record by any method of transmitting legibly recorded messages, including without limitation by digital medium, magnetic medium, optical medium, mechanical reproduction or graphic imaging, to an address provided by the intended recipient for the sending of that record or records of that class; or

(f)
physical delivery to the intended recipient.

23.2.
Deemed Receipt.

A record that is mailed to a person by ordinary mail to the applicable address for that person referred to in Article 23.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing. Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by electronic communication, on the day of transmittal thereof if given during statutory business hours on the day which statutory business hours next occur if not given during such hours on any day.

23.3.
Certificate of Sending.

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report or other record was addressed as required by Article 23.1, prepaid and mailed or otherwise sent as permitted by Article 23.1 is conclusive evidence of that fact.

23.4.
Notice to Joint Shareholders.

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing the notice to the joint shareholder first named in the central securities register in respect of the share.

23.5.
Notice to Trustees.

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(a)
mailing the record, addressed to them:

(i)
by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(ii)
at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(b)
if an address referred to in paragraph (a)(ii) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

PART 24: SEAL

24.1.
Who May Attest Seal.

Except as provided in Articles 24.2 and 24.3, the Company’s seal, if any, must not be impressed on any record except when that impression is attested by the signature or signatures of:

(a)
any two directors;

(b)
any officer, together with any director;

(c)
if the Company only has one director, that director; or

(d)
any one or more directors or officers or persons as may be determined by resolution of the directors.

24.2.
Sealing Copies.

For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Article 24.1, the impression of the seal may be attested by the signature of any director or officer.

24.3.
Mechanical Reproduction of Seal.

The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the Business Corporations Act or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and the chair of the board or any senior officer together with the secretary, treasurer, secretary-treasurer, an assistant secretary, an assistant treasurer or an assistant secretary-treasurer may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

PART 25: PROHIBITIONS

25.1.
Definitions.

In this Part 25:

(a)
“designated security” means:

(i)
a voting security of the Company;

(ii)
a security of the Company that is not a debt security and that carries a residual right to participate in the earnings of the Company or, on the liquidation or winding up of the Company, in its assets; or

(iii)
a security of the Company convertible, directly or indirectly, into a security described in paragraph (a) or (b);

(b)
“security” has the meaning assigned in the Securities Act (British Columbia);

(c)
“voting security” means a security of the Company that:

(i)
is not a debt security, and

(ii)
carries a voting right either under all circumstances or under some circumstances that have occurred and are continuing.

25.2.
Application.

Article 25.3 does not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

25.3.
Consent Required for Transfer of Shares or Designated Securities.

No share or designated security may be sold, transferred or otherwise disposed of without the consent of the directors and the directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.

PART 26: SPECIAL RIGHTS AND RESTRICTIONS ATTACHED TO THE COMMON SHARES

26.1.
Voting.

The holders of the Common shares shall be entitled to receive notice of and to attend and vote at all meetings of shareholders of the Company except meetings of the holders of another class of shares. Each Common share shall entitle the holder thereof to one vote.

26.2.
Dividends.

Subject to the preferences accorded to the holders of ~~the Preferred~~any shares ranking in priority to the Common shares, the holders of the Common shares shall be entitled to receive such dividends as may be declared thereon by the board of directors of the Company from time to time.

26.3.
Dissolution.

In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the holders of the Common shares shall be entitled to receive pro rata all of the assets remaining for distribution after payment to the holders of ~~the Preferred~~any shares ranking in priority to the Common shares in respect of payment upon liquidation, dissolution or winding-up of all amounts attributed and properly payable to such holders of such other shares, in accordance with preference on liquidation, dissolution or winding-up accorded to the holders of ~~the Preferred~~such shares.

 ~~PART 27: SPECIAL RIGHTS AND RESTRICTIONS ATTACHED TO THE PREFERRED SHARES~~

27.1.
 ~~Issuable in Series.~~

~~The Preferred shares may include one or more series of shares and, subject to the  Business Corporations Act, the directors may, by resolution, if none of the shares of any particular series are issued, alter the Articles of the Company and authorize the alteration of the Notice of Articles of the Company, as the case may be, to do one or more of:~~

(a)
 ~~determine the maximum number of shares of that series that the Company is authorized to issue, determine that there is no such maximum number, or alter any such determination;~~

(b)
 ~~create an identifying name by which the shares of that series may be identified, or alter any such identifying name; and~~

(c)
 ~~attach special rights and restrictions to the shares of that series, or alter any such special rights or restrictions.~~

Dated ~~October 21, 2010.~~

 ~~FULL NAME AND SIGNATURE OF INCORPORATOR~~

~~FMD SERVICE (B.C.)~~[●], 2019.	PRETIUM RESOURCES INC.

 ~~See Part 28 added October 26, 2010~~

 ~~PART 28: SPECIAL RIGHTS AND RESTRICTIONS ATTACHED TO THE FIRST SERIES OF PREFERRED SHARES~~

 ~~[Amended and Restated as of November 4, 2010]~~

28.1.
 ~~Definitions.~~

~~In this Part 28, the following terms shall have the following meanings unless the context otherwise requires:~~

~~“Applicable Number of Common shares” is the number being the product of the total number of issued Common shares, calculated on a fully diluted basis, (assuming the full exercise of any over- allotment option granted by the Company pursuant to the Company’s Initial Public Offering of Common shares) as at the Conversion Time, multiplied by the fraction 1/39, rounded down to the next whole number;~~

~~“Business Day” means any day other than a Saturday, Sunday or statutory or civic holiday in the Province of British Columbia;~~

~~“Conversion Time” means the time immediately following completion of the Company’s initial public offering of Common shares and the completion of the acquisition of the Snowfield and Brucejack mineral projects from Silver Standard Resources Inc.;~~

~~“First Series of Preferred shares” means the Series A Preferred shares in the capital of the Company;~~

~~“Liquidation Distribution” means a distribution of assets of the Company among its shareholders arising on the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets or property of the Company among its shareholders for the purpose of winding-up its affairs;~~

~~“Redemption Amount” with respect to any Series A Preferred share means the sum of $1,500,000.00, or such other amount for which a Series A Preferred share is issued;~~

~~“Redemption Price” with respect to any Series A Preferred share means the Redemption Amount of such share, together with all declared but unpaid dividends thereon;~~

~~“Retraction Date” means the Business Day specified in the Retraction Notice on which the Series A Preferred shares referred to in such Retraction Notice are to be redeemed, or such earlier or later date as may be agreed in writing between the Company and the holder of the Series A Preferred shares to be redeemed; and~~

~~“Retraction Notice” means a notice in writing given by a holder of Series A Preferred shares to the Company pursuant to Section 28.4 (a) specifying that the holder wishes to have the Company redeem the Series A Preferred shares held by such holder which are referred to in such notice.~~

28.2.
 ~~Non-Cumulative Dividends.~~

~~The holders of the Series A Preferred shares shall be entitled to receive and the Company shall pay thereon, in each financial year of the Company, non-cumulative dividends as the directors may, in their discretion from time to time declare. The directors may, in their discretion, declare dividends on the Series A Preferred shares without at the same time declaring dividends on any other class or series of shares of the Company. No dividends on the Common shares shall be declared or paid at any time when there are outstanding declared but unpaid dividends on the Series A Preferred shares.~~

28.3.
 ~~Priority on Winding-Up.~~

~~In the event of any Liquidation Distribution, each holder of a Series A Preferred share shall be entitled to receive from the assets and property of the Company in respect of each Series A Preferred share held, before any amount shall be paid or any property or assets of the Company distributed to the holders of any Common shares or to the holders of any shares of any other class or series ranking junior to the Series A Preferred shares in connection with such Liquidation Distribution, a sum equivalent to the Redemption Price at the date of such Liquidation Distribution in respect of each such share. After payment to a holder of Series A Preferred shares of the amount so payable to such holder as provided for herein, such holder shall not be entitled, as such, to share further in any distribution of the assets or property of the Company.~~

28.4.
 ~~Retraction at Option of Holder. (a) Retraction.~~

~~Any holder of Series A Preferred shares shall be entitled at any time and from time to time to require the Company to redeem any Series A Preferred shares registered in the name of such holder on the books of the Company by tendering to the Company at its registered office a share certificate or certificates representing the Series A Preferred shares which the registered holder desires to have the Company redeem, together with a Retraction Notice specifying:~~

(i)
 ~~that the registered holder desires to have all, or if not all, a specified number of, the Series A Preferred shares represented by such certificate or certificates redeemed by the Company; and~~

(ii)
 ~~the Retraction Date, which day must be a Business Day, on which such Series A Preferred shares are to be redeemed.~~

~~The Retraction Notice shall be given to the Company at least 10 Business Days prior to the Retraction Date specified therein, provided that the Company may at any time waive in writing the requirement that a Retraction Notice be given to it in connection with the redemption of any Series A Preferred shares held by a holder or that it be given at least 10 Business Days prior to the Retraction Date.~~

(b)
 ~~Obligation of Company to Redeem.~~

~~Upon receipt of the share certificate or share certificates representing the Series A Preferred shares which the registered holder thereof desires to have the Company redeem, together with the Retraction Notice (unless the requirement for the same has been waived in accordance with Subsection 28.4(a), the Company shall, subject to applicable law and to the rights, privileges, restrictions and conditions attaching to the any class or series of shares of the Company ranking prior to the Series A Preferred shares, on the Retraction Date, redeem such Series A Preferred shares by paying to such registered holder an amount per share equal to the Redemption Price of each Series A Preferred share being redeemed.~~

(c)
 ~~Payment of Redemption Price.~~

~~The Company shall pay the Redemption Price of the Series A Preferred shares being redeemed by cheque payable at par at any branch of the Company’s bankers for the time being in Canada. Payment may also be made in such other manner as may be agreed upon in writing by the Company and the holder. If payment of the Redemption Price is made on the Retraction Date for the Series A Preferred shares to be redeemed, such Series A Preferred shares shall be redeemed on the Retraction Date and from and after the Retraction Date such shares shall cease to be entitled to dividends and the holder thereof shall not be entitled to exercise any of the rights of a holder of Series A Preferred shares in respect thereof. If payment of the Redemption Price is not so made, the rights of a holder of such Series A Preferred shares shall remain unaffected and such shares shall not be redeemed. If part only of the Series A Preferred shares represented by any certificate are redeemed, a new certificate for the balance of such shares shall be issued at the expense of the Company.~~

(d)
 ~~Procedure if Redemption Prohibited.~~

~~If the Company is prohibited by applicable law or by the rights, privileges, restrictions and conditions attaching to any class of shares of the Company ranking prior to the Series A Preferred shares, from redeeming on the Retraction Date all Series A Preferred shares represented by certificates duly presented and surrendered to the Company for redemption which the holder thereof desires to have redeemed on the Retraction Date, it will redeem such number thereof as the directors determine the Company is then permitted to redeem, rounded to the next lower multiple of shares. The Series A preferred shares to be redeemed shall be selected as nearly as may be pro rata from among the holders of Series A Preferred shares who have tendered Series A Preferred shares for redemption, according to the number of Series A Preferred shares tendered by each such holder (disregarding fractions). Such holders shall continue to hold, and be entitled to exercise all of the rights of a shareholder in respect of, the Series A Preferred shares not so redeemed. On the last Business Day of each fiscal quarter thereafter, if it is then permitted to do so, the Company shall redeem such number of such Series A Preferred shares not theretofore redeemed or withdrawn, calculated and selected pro rata from among the holders of the Series A Preferred shares who have tendered and not withdrawn their Series A Preferred shares for redemption, on the same basis as on the original Retraction Date, as the directors determine the Company is permitted to redeem on such date, until all such Series A Preferred shares have been so redeemed. Payment of the Redemption Price for such Series A Preferred shares redeemed shall be made in the manner set forth in Subsection 28.4 (c). If the directors have acted in good faith in making any of the determinations referred to in this Subsection 28.4 (d) as to the number of Series A Preferred shares which the Company is permitted at any time to redeem, the directors and the Company shall have no liability in the event that any such determination proves inaccurate.~~

(e)
~~Withdrawal of Retraction Notice.~~

~~A holder of a Series A Preferred share duly presented and surrendered to the Company for redemption pursuant to a Retraction Notice may, at any time before such share is redeemed, by written notice, advise the Company that the holder no longer desires such share to be redeemed and require the Company to return to the holder a certificate representing such share. Upon receipt of such written notice, the Company shall promptly send to such holder a certificate for such Series A Preferred share and thereupon the Company shall cease to have any obligation to redeem such share hereunder, unless such share is again tendered for redemption by the holder in accordance with the provisions of Subsection 28.4 (a).~~

28.5.
 ~~Voting.~~

 ~~The Series A Preferred shares shall not be entitled to vote.~~

28.6.
 ~~Conversion of Series A Preferred Shares.~~

~~All Series A Preferred shares shall, at the Conversion Time, be automatically converted to the Applicable Number of Common shares and any Series A Preferred share registered in the name of such holder on the books of the Company shall be deemed cancelled and each share certificate or certificates representing the Series A Preferred shares so converted shall cease to represent any First Series Preferred shares, and the Company shall be deemed to have issued to such registered holder the Applicable Number of Common shares for each Series A Preferred share so converted and shall issue and deliver to such holder a share certificate representing such issued Common shares.~~

Per:
Authorized Signatory